Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

By And Between

FIRST NATIONAL CORPORATION

And

TOUCHSTONE BANKSHARES, INC.

Dated as of

March 25, 2024

i

4.19	Reports	27
4.20	Books and Records	28
4.21	Loans to, and Transactions with, Executive Officers and Directors	28
4.22	Regulatory Matters	28
4.23	State Takeover Laws	29
4.24	Brokers and Finders; Opinion of Financial Advisor	29
4.25	Board Recommendations	29
4.26	Statements True and Correct	30
4.27	Delivery of Touchstone Disclosure Memorandum	30
4.28	No Knowledge of Breach	30
4.29	Paycheck Protection Program	31
4.30	Insurance	31
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF FXNC		31
5.1	Organization, Standing, and Power	32
5.2	Authority; No Breach By Agreement	32
5.3	Capital Stock	33
5.4	Exchange Act Filings; Financial Statements	34
5.5	Absence of Undisclosed Liabilities	35
5.6	Absence of Certain Changes or Events	35
5.7	Tax Matters	35
5.8	Allowance for Possible Loan Losses; Loan and Investment Portfolio, etc.	37
5.9	Employee Benefit Plans	38
5.10	Compliance with Laws	39
5.11	Legal Proceedings	40
5.12	Books and Records	40
5.13	Reports	41
5.14	Brokers and Finders	41
5.15	Board Recommendations	41
5.16	Regulatory Matters	41
5.17	Available Consideration	42
5.18	Statements True and Correct	42
5.19	Delivery of FXNC Disclosure Memorandum	43
5.20	No Knowledge of Breach	43
ARTICLE 6 CONDUCT OF BUSINESS PENDING CONSUMMATION		43
6.1	Affirmative Covenants of Touchstone and FXNC	43
6.2	Negative Covenants of Touchstone	44
6.3	Negative Covenants of FXNC	47
6.4	Adverse Changes in Condition	48
6.5	Reports	48
ARTICLE 7 ADDITIONAL AGREEMENTS		49
7.1	Shareholder Approvals	49
7.2	Registration of FXNC Common Stock	50
7.3	Other Offers, etc.	51
7.4	Consents of Regulatory Authorities	53

7.5	Agreement as to Efforts to Consummate	53
7.6	Investigation and Confidentiality	53
7.7	Press Releases	54
7.8	Charter Provisions	54
7.9	Employee Benefits and Contracts	55
7.10	Section 16 Matters	57
7.11	Indemnification	57
7.12	Directors	59
ARTICLE 8 CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE		59
8.1	Conditions to Obligations of Each Party	59
8.2	Conditions to Obligations of FXNC	61
8.3	Conditions to Obligations of Touchstone	62
ARTICLE 9 TERMINATION		63
9.1	Termination.	63
9.2	Effect of Termination	64
9.3	Termination Fee	64
9.4	Non-Survival of Representations and Covenants	65
ARTICLE 10 MISCELLANEOUS		65
10.1	Definitions	65
10.2	Expenses	77
10.3	Brokers and Finders	77
10.4	Entire Agreement	77
10.5	Amendments	77
10.6	Waivers	77
10.7	Assignment	78
10.8	Notices	78
10.9	Governing Law	79
10.10	Counterparts	79
10.11	Captions; Articles and Sections	79
10.12	Interpretations	80
10.13	Enforcement of Agreement	80
10.14	Severability	80

LIST OF EXHIBITS

Exhibit	Description

A	Bank Merger Agreement
B	Form of Employment Agreement
C	Form of Settlement Agreement
D	Form of Touchstone Officers and Directors Agreement
E	Form of FXNC Officers and Directors Agreement
F	Form of Advisory Board Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of March 25, 2024, is by and between First National Corporation, a Virginia corporation (“FXNC”), and Touchstone Bankshares, Inc., a Virginia corporation (“Touchstone”). Except as otherwise set forth herein, capitalized and certain other terms used herein shall have the meanings set forth in Section 10.1 of this Agreement.

RECITALS

WHEREAS, the respective boards of directors of each of FXNC and Touchstone have (i) determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective entities and shareholders; (ii) determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies; (iii) adopted this Agreement and, (A) in the case of Touchstone, in accordance with the provisions of this Agreement, will recommend approval of this Agreement to the holders of Touchstone Stock, and (B) in the case of FXNC, in accordance with the provisions of this Agreement, will recommend approval of this Agreement and the Articles Amendment to the holders of FXNC Common Stock;

WHEREAS, in accordance with the terms of this Agreement, Touchstone will merge with and into FXNC, with FXNC being the surviving entity (the “Merger”);

WHEREAS, the Merger is subject to the approvals of the holders of Touchstone Stock, the holders of FXNC Common Stock, regulatory agencies, and the satisfaction of certain other conditions described in this Agreement;

WHEREAS, as a material inducement and as additional consideration to FXNC to enter into this Agreement, (i) certain Touchstone executive(s) shall enter into an employment agreement with FXNC, which shall become effective only upon the effective time of the Merger; (ii) each of the directors and executive officers of Touchstone shall have entered into a voting and support agreement with FXNC dated as of the date hereof (each a “Touchstone Officers and Directors Agreement” and collectively, the “Touchstone Officers and Directors Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of Touchstone Stock owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, subject to the terms and subject to the conditions set forth in this Agreement and in the Touchstone Officers and Directors Agreement; and (iii) certain Touchstone officers shall enter into a settlement agreement with Touchstone relating to their existing compensation agreements;

WHEREAS, as a material inducement and as additional consideration to Touchstone to enter into this Agreement, each of the directors and executive officers of FXNC shall have entered into a voting and support agreement with Touchstone dated as of the date hereof (each a “FXNC Officers and Directors Agreement” and collectively, the “FXNC Officers and Directors Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of FXNC Common Stock owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, including the Articles Amendment, subject to the terms and subject to the conditions set forth in this Agreement and in the FXNC Officers and Directors Agreement;

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, FXNC and Touchstone intend, (i) for federal income tax purposes, that the Merger qualify as a “reorganization” described in Section 368(a) of the Code; (ii) that this Agreement constitutes a “plan of reorganization” within the meaning of Section 1.368-2(g) of the regulations promulgated under the Code; and (iii) that FXNC and Touchstone will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1
TRANSACTIONS AND TERMS OF MERGER

1.1 Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time, Touchstone shall be merged with and into FXNC pursuant to and with the effect provided in Section 13.1-721 of the VSCA, and FXNC shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the Commonwealth of Virginia. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of FXNC and Touchstone.

1.2 Time and Place of Closing.

The closing of the transactions contemplated hereby (the “Closing”) will take place at 9:00 A.M. Eastern Time on the date that the Effective Time occurs, or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such location as may be mutually agreed upon by the Parties and may be effected by electronic or other transmission of signature pages, as mutually agreed upon.

1.3 Effective Time.

The Merger shall become effective on the date and time the Articles of Merger (the “Articles of Merger”) reflecting the Merger shall be filed and become effective with the Commonwealth of Virginia State Corporation Commission (the “Effective Time”). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by an authorized officer of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur within ten business days after (or, if FXNC or Touchstone elects, on the first day of the first month after) the last of the conditions set forth in Article 8 of this Agreement have been satisfied or waived in writing (other than those conditions that by their nature can only be satisfied at Closing, but subject to the satisfaction or waiver thereof).

1.4 Restructure of Transactions.

FXNC shall have the right to revise the structure of the Merger contemplated by this Agreement by merging Touchstone with and into a wholly owned subsidiary of FXNC, provided, that no such revision to the structure of the Merger shall be made if such revision would (i) result in any changes in the amount or type of the consideration which the holders of shares of Touchstone Stock or shares underlying Touchstone Restricted Stock Awards are entitled to receive under this Agreement, (ii) unreasonably impede or delay consummation of the Merger, (iii) impose any less favorable terms or conditions on Touchstone or Touchstone Bank, or (iv) cause the transaction not to qualify as a “reorganization” pursuant to Section 368(a) of the Code. FXNC may request such revision by giving written notice to Touchstone in the manner provided in Section 10.8, which notice shall be in the form of an amendment to this Agreement or in the form of an Amended and Restated Agreement and Plan of Merger, and the addition of such other Exhibits hereto as are reasonably necessary or appropriate to effect such change. Touchstone will take any reasonable actions necessary to implement such change.

1.5 Bank Merger.

Concurrently with or as soon as practicable after the execution and delivery of this Agreement, First Bank, a wholly owned subsidiary of FXNC, and Touchstone Bank, a wholly owned subsidiary of Touchstone, shall enter into the Bank Agreement of Merger, in the form attached hereto as Exhibit A, with such changes thereto as FXNC or Touchstone may mutually agree, pursuant to which Touchstone Bank will merge with and into First Bank (the “Bank Merger”). The Parties intend that the Bank Merger will become effective simultaneously with or immediately following the Effective Time.

ARTICLE 2
TERMS OF MERGER

2.1 Articles of Incorporation.

Immediately prior to the Effective Time, subject to the approval of holders of FXNC Common Stock, to the extent such approval is required by applicable Law, the Articles of Incorporation of FXNC shall be amended to increase the number of authorized shares of FXNC Common Stock from 8,000,000 to 16,000,000 shares (the “Articles Amendment”). The Articles of Incorporation of FXNC in effect immediately prior to the Effective Time, as amended as set forth in this Section 2.1, shall be the Articles of Incorporation of the Surviving Corporation until otherwise duly amended or repealed.

2.2 Bylaws.

Immediately prior to the Effective Time, the Bylaws of FXNC shall be amended to increase the size of the FXNC Board of Directors as necessary to allow for the appointment of the Continuing Directors pursuant to Section 7.12. The Bylaws of FXNC in effect immediately prior to the Effective Time, as amended as set forth in this Section 2.2, shall be the Bylaws of the Surviving Corporation until otherwise duly amended or repealed.

2.3 Directors and Officers.

The directors of FXNC in office immediately prior to the Effective Time, together with the Continuing Directors appointed pursuant to Section 7.12 and such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Surviving Corporation’s Articles of Incorporation and Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be a director. The officers of FXNC in office immediately prior to the Effective Time, together with such additional individuals as may thereafter be appointed, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Surviving Corporation’s Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be an officer.

ARTICLE 3
MANNER OF CONVERTING SHARES

3.1 Effect on Touchstone Stock.

(a)         At the Effective Time, in each case subject to Section 3.1(d), by virtue of the Merger and without any action on the part of the Parties, each share of Touchstone Stock (including, for the avoidance of doubt, each share of Touchstone Series A Preferred Stock) that is issued and outstanding immediately prior to the Effective Time (other than shares of Touchstone Stock owned by holders of Touchstone Stock properly exercising their appraisal rights pursuant to Sections 13.1-730 through 13.1-741 of the VSCA (the “Dissenter Shares”)) shall be converted into the right to receive a number of duly authorized, validly issued, fully paid and non-assessable shares of FXNC Common Stock equal to the Exchange Ratio and cash in lieu of fractional shares pursuant to Section 3.6 (the “Merger Consideration”). The “Exchange Ratio” shall be 0.8122 shares of FXNC Common Stock per one share of Touchstone Stock.

(b)         At the Effective Time, all shares of Touchstone Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time, and, with the exception of the Dissenter Shares and the Excluded Shares, each certificate or non-certificate shares (the “Touchstone Book-Entry Shares”) previously representing any such shares of Touchstone Stock shall thereafter represent only the right to receive the Merger Consideration.

(c)         If, prior to the Effective Time, the outstanding shares of Touchstone Stock or the outstanding shares of FXNC Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or if a record date prior to the Effective Time has been established with respect to any such change in capitalization, then an appropriate and proportionate adjustment shall be made to the Merger Consideration. For the avoidance of doubt, no such adjustment shall be made as a result of FXNC’s Dividend Reinvestment Plan.

(d)         Each share of Touchstone Stock issued and outstanding immediately prior to the Effective Time and owned by any of the Parties or their respective Subsidiaries (in each case other than shares of Touchstone Stock held on behalf of third parties or as a result of debts previously contracted) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration, and shall cease to exist (the “Excluded Shares”).

3.2 Exchange Procedures.

(a)         On the Closing Date, FXNC shall make available to the exchange agent selected by FXNC and reasonably acceptable to Touchstone (the “Exchange Agent”), for exchange in accordance with this Section 3.2, the Merger Consideration. In addition, FXNC shall make available to the Exchange Agent, as necessary from time to time at or after the Effective Time, any dividends or other distributions payable pursuant to Section 3.2(f). All Merger Consideration and dividends and distributions made available to the Exchange Agent pursuant to this Section 3.2(a) shall hereinafter be referred to as the “Exchange Fund.” In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder (including pursuant to Section 3.6), FXNC shall promptly make available to the Exchange Agent the amounts so required to satisfy such payment obligations in full. The Exchange Agent shall deliver the Merger Consideration out of the Exchange Fund. Except as contemplated by this Section 3.2, the Exchange Fund will not be used for any other purpose.

(b)         Unless different timing is agreed to by FXNC and Touchstone, not later than 20 days prior to the anticipated Effective Time, FXNC shall cause the Exchange Agent to mail to the holders of Touchstone Stock appropriate transmittal materials. The letter of transmittal shall provide instructions for the submission of certificates, if applicable, representing shares of Touchstone Stock (or an indemnity satisfactory to FXNC and the Exchange Agent, if any of such certificates are lost, stolen, or destroyed), or instructions as to the Touchstone Book-Entry Shares, to each holder of record of shares of Touchstone Stock converted into the right to receive the Merger Consideration at the Effective Time. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. FXNC shall pay all charges and expenses, including those of the Exchange Agent, in connection with the distribution of the Merger Consideration as provided in Section 3.1. Holders of Touchstone Stock will be responsible for all charges and expenses associated with replacing any lost, mutilated, stolen, or destroyed certificates, including any indemnity bond expenses, as described in Section 3.2(c). FXNC or the Exchange Agent will maintain a book entry list of FXNC Common Stock to which each holder of Touchstone Stock is entitled. Certificates representing FXNC Common Stock into which Touchstone Stock has been converted will not be issued.

(c)         After receipt of the transmittal materials from the Exchange Agent, each holder of shares of Touchstone Stock (other than Excluded Shares) issued and outstanding shall surrender any certificate or certificates representing such shares to the Exchange Agent, if any, together with duly executed transmittal materials provided by the Exchange Agent, and shall promptly after the Effective Time, or the surrender of such shares of Touchstone Stock (or an indemnity satisfactory to Touchstone, FXNC and the Exchange Agent, if any of such certificates are lost, stolen, or destroyed) if later, the Exchange Agent shall deliver in exchange therefor the Merger Consideration provided in Section 3.1 (and any unpaid dividends or distributions thereon), without interest, pursuant to this Section 3.2. Any certificate or certificates of Touchstone Stock so surrendered shall be duly endorsed as the Exchange Agent may reasonably require. FXNC shall not be obligated to deliver the consideration to which any former holder of Touchstone Stock is entitled as a result of the Merger until such holder surrenders any of such holder’s certificate or certificates for exchange (or an indemnity satisfactory to Touchstone, FXNC and the Exchange Agent, if any of such certificates are lost, stolen, or destroyed) as provided in this Section 3.3.

In the event of a transfer of ownership of shares of Touchstone Stock represented by one or more certificates that are not registered in the transfer records of Touchstone, the Merger Consideration payable for such shares as provided in Sections 3.1 may be issued to a transferee if the certificate or certificates representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence reasonably satisfactory to the Exchange Agent that such transfer is proper and that any applicable stock transfer taxes have been paid.

In the event any certificate representing Touchstone Stock shall have been lost, mutilated, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, mutilated, stolen, or destroyed and the posting by such person of a bond in such amount as the Exchange Agent may reasonably direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent shall issue in exchange for such lost, mutilated, stolen, or destroyed certificate the Merger Consideration as provided for in Section 3.1 (together with any unpaid dividends or distributions with respect thereto).

Any other provision of this Agreement notwithstanding, neither any FXNC Entity, nor any Touchstone Entity, nor the Exchange Agent shall be liable to any holder of Touchstone Stock for any amounts paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar Law.

(d)         Each of FXNC and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Touchstone Stock and shares underlying Touchstone Restricted Stock Awards such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, or foreign Tax Law or by any Taxing Authority or Governmental Authority. FXNC and/or the Exchange Agent shall timely remit such deducted and withheld amounts to the appropriate Taxing Authority or Governmental Authority. FXNC shall be responsible for, and shall pay, any penalty or interest arising from failure to timely remit such amounts. To the extent that any amounts are so withheld by FXNC or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Touchstone Stock, as applicable in respect of which such deduction and withholding was made by FXNC or the Exchange Agent, as the case may be.

(e)         Any portion of the Merger Consideration and cash delivered to the Exchange Agent by FXNC pursuant to Section 3.2(a) that remains unclaimed by the holder of shares of Touchstone Stock for one year after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to FXNC. Any holder of shares of Touchstone Stock who has not theretofore complied with Section 3.2(b) shall thereafter look only to FXNC for the consideration and any unpaid dividends or distributions deliverable in respect of each share of Touchstone Stock such holder holds as determined pursuant to this Agreement without any interest thereon. If outstanding certificates for shares of Touchstone Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of FXNC Common Stock and cash would otherwise escheat to or become the property of any Governmental Authority, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable Law, become the property of FXNC (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any Party to this Agreement shall be liable to any holder of stock represented by any certificate for any consideration paid to a Governmental Authority pursuant to applicable abandoned property, escheat or similar laws. FXNC and the Exchange Agent shall be entitled to rely upon the stock transfer books of Touchstone to establish the identity of those persons entitled to receive the consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any certificate or certificates, FXNC and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(f)         No dividends or other distributions with respect to FXNC Common Stock shall be paid to the holder of any unsurrendered certificate that immediately prior to the Effective Time represented shares of Touchstone Stock with respect to the shares, if any, of FXNC Common Stock represented thereby, in each case unless and until the surrender of such certificate (or an indemnity satisfactory to FXNC and the Exchange Agent, if any of such certificates are lost, stolen, or destroyed) in accordance with this Section 3.2. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such certificate in accordance with this Section 3.2, the holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable and that have not been paid with respect to the whole shares of FXNC Common Stock into which the shares of Touchstone Stock represented by such certificate are converted and/or (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the FXNC Common Stock payable with respect to whole shares of FXNC Common Stock into which the shares of Touchstone Stock represented by such certificate are converted.

(g)         Approval of this Agreement by the holders of Touchstone Stock shall constitute ratification of the appointment of the Exchange Agent.

3.3 Effect on FXNC Common Stock.

At and after the Effective Time, each share of FXNC Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

3.4 Touchstone Restricted Stock.

(a)    Notwithstanding anything herein to the contrary, at the Effective Time, each Touchstone Restricted Stock Award that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any required action on the part of the holder thereof, fully vest (with any performance-based vesting condition applicable to such Touchstone Restricted Stock Award deemed to have been achieved to the extent set forth in the award agreement applicable to such Touchstone Restricted Stock Award) and be cancelled and converted automatically into the right to receive the Merger Consideration, and FXNC shall treat the shares of Touchstone Common Stock underlying the Touchstone Restricted Stock Award in the same manner as all other shares of Touchstone Stock for such purposes.

(b)    Touchstone’s Board of Directors or its compensation committee shall make any adjustments or amendments to or make such determinations with respect to the Touchstone Restricted Stock Awards necessary to affect the foregoing provisions of this Section 3.4.

3.5 Rights of Former Touchstone Shareholders.

At the Effective Time, the stock transfer books of Touchstone shall be closed as to holders of Touchstone Stock and no transfer of Touchstone Stock by any holder of such shares shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 3.2, each certificate theretofore representing shares of Touchstone Stock (other than certificates representing Excluded Shares), shall from and after the Effective Time represent for all purposes only the right to receive the Merger Consideration, without interest, as provided in Article 3.

3.6 Fractional Shares.

Notwithstanding any other provision of this Agreement, each holder of shares of Touchstone Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of FXNC Common Stock (after taking into account all shares delivered by such holder), shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of FXNC Common Stock multiplied by the Average FXNC Stock Price. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

3.7 Dissenting Shareholders.

Any holder of shares of Touchstone Stock who perfects such holder’s appraisal rights in accordance with and as contemplated by Sections 13.1-730 through 13.1-741 of the VSCA shall be entitled to receive from the FXNC, in lieu of the Merger Consideration, the value of such shares as to which appraisal rights have been perfected in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with all applicable provisions of such Law, and surrendered to Touchstone the shares of Touchstone Stock for which payment is being made, including any certificate or certificates representing such shares. In the event that, after the Effective Time, a dissenting shareholder of Touchstone fails to perfect, or effectively withdraws or loses such holder’s right to appraisal of and payment for such holder’s Dissenter Shares, FXNC shall deliver to such holder of shares of Touchstone Stock the Merger Consideration (without interest) in respect of such shares upon surrender by such holder of such shares of Touchstone Stock, including any certificate or certificates representing such shares.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF TOUCHSTONE

Touchstone represents and warrants to FXNC, except as set forth on the Touchstone Disclosure Memorandum with respect to each such Section below, that the statements contained in the following ARTICLE 4 are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this ARTICLE 4), except as to any representation or warranty which specifically relates to an earlier date, which only need be correct as of such earlier date:

4.1 Organization, Standing, and Power.

Touchstone is a corporation duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Virginia and is a bank holding company within the meaning of the Bank Holding Company Act of 1956 (the “BHCA”), duly registered and in good standing with the Federal Reserve. Touchstone Bank is a banking corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia. Each of Touchstone and Touchstone Bank have the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Except as described on Section 4.1 of the Touchstone Disclosure Memorandum, neither Touchstone, Touchstone Bank nor any Touchstone Subsidiary, exercises trust powers or acts as an investment advisor, broker-dealer, or insurance agency. Touchstone is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Touchstone Material Adverse Effect. The minute book and other organizational documents for each of Touchstone and Touchstone Bank have been made available to FXNC for its review and are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all meetings of the Board of Directors (including any committees of the Board of Directors) and shareholders thereof. Touchstone Bank is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits held by Touchstone Bank are insured up to applicable limits by the FDIC’s Deposit Insurance Fund.

4.2 Authority of Touchstone; No Breach by Agreement.

(a)    Touchstone has the corporate power and authority necessary to execute and deliver this Agreement and, subject to any necessary approvals referred to in Sections 8.1(b) and 8.1(c) and the approval by holders of Touchstone Stock of this Agreement in accordance with this Agreement and the VSCA, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Touchstone, subject to (i) the approval of this Agreement by the holders of a majority of the outstanding shares of Touchstone Stock voting as a single class and (ii) the adoption and approval of the Bank Merger Agreement by Touchstone as Touchstone Bank’s sole shareholder, which are the only Touchstone shareholder votes required for approval of this Agreement and consummation of the transactions contemplated herein (the “Requisite Touchstone Shareholder Vote”). Subject to any necessary approvals referred to in Sections 8.1(b) and 8.1(c), and by such Requisite Touchstone Shareholder Vote, this Agreement represents a legal, valid, and binding obligation of Touchstone, enforceable against Touchstone in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)    Neither the execution and delivery of this Agreement by Touchstone, nor the consummation by Touchstone and Touchstone Bank of the transactions contemplated hereby, nor compliance by Touchstone and Touchstone Bank with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Touchstone’s Articles of Incorporation or Bylaws or the articles of association, incorporation or organization or bylaws or operating agreement of any Touchstone Subsidiary or any resolution adopted by the Board of Directors or the shareholders of any Touchstone Entity, (ii) except as disclosed in Section 4.2(b) of the Touchstone Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Touchstone Entity under, any Contract or Permit of any Touchstone Entity or, (iii) subject to receipt of the requisite Consents referred to in Sections 8.1(b) and (c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Touchstone Entity or any of their respective material Assets.

(c)    No consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation by Touchstone of the Merger and the other transactions contemplated by this Agreement except for (i) the filing of applications and notices with, and approval of such applications and notices from, the Federal Reserve and the Bureau of Financial Institutions division of the State Corporation Commission of the Commonwealth of Virginia, (ii) the filing by FXNC with the SEC of a registration statement on Form S-4 (such Form S-4, and any amendments or supplements thereto, the “Registration Statement”) in which a joint proxy statement relating to each of Touchstone’s Shareholders’ Meeting and FXNC’s Shareholders’ Meeting (each, a “Shareholders’ Meeting”) to be held in connection with this Agreement and the transactions contemplated by this Agreement (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”) will be included, and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger with the Commonwealth of Virginia State Corporation Commission, (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of The Nasdaq Stock Market, as to FXNC, or Financial Industry Regulatory Authority, Inc., as to Touchstone (v) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, and (vi) filings, consents, permits, exemptions, qualifications or registrations under state securities or “blue sky” Laws.  No consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the execution and delivery by Touchstone of this Agreement.

4.3 Capital Stock.

(a)    The authorized capital stock of Touchstone consists of (i) 10,000,000 shares of Touchstone Common Stock, of which 3,270,141 shares are issued and outstanding as of March 22, 2024, and includes 23,030 unvested shares underlying Touchstone Restricted Stock Awards, and (ii) 500,000 shares of preferred stock, of which 40,000 are designated as Touchstone Series A Preferred Stock. There are 29,148 shares of Touchstone Series A Preferred Stock issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of capital stock of Touchstone are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of Touchstone has been issued in violation of any preemptive rights of the current or past shareholders of Touchstone. Except for the Touchstone Officers and Directors Agreements, Touchstone is not a party to, and to its Knowledge there are no, voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of Touchstone Common Stock or other equity interests of Touchstone.

(b)    Except with respect to Touchstone’s 2018 Stock Incentive Plan or as specifically set forth in this Section 4.3, there are no shares of Touchstone capital stock or other equity securities of Touchstone reserved for issuance or outstanding and there are no outstanding Rights with respect to any Touchstone securities or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription, exchange or issuance of any securities of Touchstone.

(c)    As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders of Touchstone may vote are issued and outstanding. The outstanding subordinated debt securities of Touchstone set forth in Section 4.3(c) of the Touchstone Disclosure Memorandum are referred to as the “Touchstone Debentures.”

4.4 Touchstone Subsidiaries.

Section 4.4 of the Touchstone Disclosure Memorandum sets forth a complete and accurate list of all of Touchstone’s Subsidiaries, including the jurisdiction of organization or incorporation of each such Subsidiary, (i) except as disclosed on Section 4.4(i) of the Touchstone Disclosure Memorandum, Touchstone owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (ii) no equity securities of any of Touchstone’s Subsidiaries are or may become required to be issued (other than to Touchstone) by reason of any Rights, or otherwise, (iii) there are no Rights by which any of such Subsidiaries is or may be bound to sell, transfer, liquidate or otherwise divest any of its equity securities (other than to Touchstone or to another Touchstone Entity), (iv) there are no Rights relating to Touchstone’s rights to vote or to dispose of such securities and (v) all of the equity interests of each such Subsidiary held by Touchstone, directly or indirectly, are validly issued, fully paid and nonassessable, are not subject to preemptive or similar rights and are owned by Touchstone free and clear of all Liens.

4.5 Securities Offerings; Financial Statements.

(a)    Each offering or sale of securities by Touchstone (i) was duly registered and made pursuant to an effective registration statement under the Securities Act or was made pursuant to a valid exemption from registration under the Securities Act, (ii) complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws, except for immaterial late “blue sky” filings, including disclosure and broker-dealer registration requirements, and (iii) was made pursuant to offering documents which did not, at the time of the offering, contain any untrue statement of a material fact or omit to state a material fact required to be stated in the offering documents or necessary in order to make the statements in such documents not misleading.

(b)    Each of the Touchstone Financial Statements (including, in each case, any related notes) was, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements), and fairly presented in all material respects the consolidated financial position of Touchstone and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

(c)    Touchstone’s independent public accountants, which have expressed their opinion with respect to the Touchstone Financial Statements (including the related notes), are and have been throughout the periods covered by such Financial Statements (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), and (ii) “independent” with respect to Touchstone within the meaning of Regulation S-X. Touchstone’s independent public accountants have audited the Touchstone Financial Statements. Section 4.5(c) of the Touchstone Disclosure Memorandum lists all non-audit services performed for Touchstone by its independent public accountants.

4.6 Absence of Undisclosed Liabilities.

No Touchstone Entity has any Liabilities required under GAAP to be set forth on a consolidated balance sheet or in the notes thereto that are reasonably likely to have, individually or in the aggregate, a Touchstone Material Adverse Effect, except Liabilities which are (i) accrued or reserved against in the consolidated balance sheet of Touchstone as of December 31, 2022, included in the Touchstone Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto, (ii) incurred in the ordinary course of business consistent with past practices, or (iii) incurred in connection with the transactions contemplated by this Agreement. Section 4.6 of the Touchstone Disclosure Memorandum lists, and Touchstone has attached and delivered to FXNC copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a)(4) of Regulation S-K of the Exchange Act) effected by Touchstone or its Subsidiaries other than letters of credit and unfunded loan commitments or credit lines. Except as disclosed in Section 4.6 of the Touchstone Disclosure Memorandum or as reflected on Touchstone’s balance sheet at December 31, 2022, no Touchstone Entity is directly or indirectly liable, by guarantee, indemnity, or otherwise, upon or with respect to, or obligated, by discount or repurchase agreement or in any other way, to provide funds in respect to, or obligated to guarantee or assume any Liability of any Person for any amount in excess of $200,000 and any amounts, whether or not in excess of $200,000 that, in the aggregate, exceed $250,000. Except (x) as reflected in Touchstone’s balance sheet at December 31, 2022 or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP or any applicable Regulatory Authority), or (y) for liabilities incurred in the ordinary course of business since December 31, 2022 consistent with past practice or in connection with this Agreement or the transactions contemplated hereby or (z) as disclosed in Section 4.6 of the Touchstone Disclosure Memorandum, neither Touchstone nor any of its Subsidiaries has any material Liabilities or obligations of any nature.

4.7 Absence of Certain Changes or Events.

Except as disclosed in the Touchstone Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 4.7 of the Touchstone Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Touchstone Material Adverse Effect, (ii)  none of the Touchstone Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Touchstone provided in this Agreement, and (iii) since December 31, 2022, the Touchstone Entities have conducted their respective businesses in the ordinary course of business consistent with past practice.

4.8 Tax Matters.

(a)    All Touchstone Entities have timely filed (taking into account any valid extensions) with the appropriate Taxing Authorities, all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. Except as disclosed in Section 4.8(a) of the Touchstone Disclosure Memorandum, none of the Touchstone Entities is the beneficiary of any extension of time within which to file any Tax Return. All Taxes of the Touchstone Entities (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any Taxes (other than a Lien for current real property or ad valorem Taxes not yet due and payable) on any of the Assets of any of the Touchstone Entities. No claim has ever been made by an authority in a jurisdiction where any Touchstone Entity does not file a Tax Return that such Touchstone Entity may be subject to Taxes by that jurisdiction.

(b)    Except as disclosed in Section 4.8(b) of the Touchstone Disclosure Memorandum, none of the Touchstone Entities has received any written notice of assessment or proposed assessment in connection with any Taxes, and, to the Knowledge of the Touchstone Entities, there are no threatened or pending disputes, claims, audits, or examinations regarding any Taxes of any Touchstone Entity or the assets of any Touchstone Entity. No issue has been raised by a Taxing Authority in any prior examination of Touchstone which, by application of the same or similar principles, could be expected to result in a proposed deficiency for any subsequent taxable period. None of the Touchstone Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.

(c)    Each Touchstone Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under any state, local or foreign Law.

(d)    The unpaid Taxes of each Touchstone Entity (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Touchstone Entity and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Touchstone Entities in filing their Tax Returns.

(e)    Except as described in Section 4.8(e) of the Touchstone Disclosure Memorandum, none of the Touchstone Entities is a party to any Tax allocation or sharing agreement and none of the Touchstone Entities has been a member of an affiliated group filing a consolidated federal income Tax Return or has any Tax Liability of any Person under Treasury Regulation Section 1.1502‑6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.

(f)    During the five-year period ending on the date hereof, none of the Touchstone Entities was a “distributing corporation” or a “controlled corporation” as defined in, and in a transaction intended to be governed by Section 355 of the Code.

(g)    Except as disclosed in Section 4.8(g) of the Touchstone Disclosure Memorandum, none of the Touchstone Entities has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments that could be disallowed as a deduction under Section 280G or 162(m) of the Code, or which would be subject to withholding under Section 4999 of the Code. None of the Touchstone Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. The Touchstone Entities will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; or (iv) election under Section 108(i) of the Code. Except as disclosed in Section 4.8(g) of the Touchstone Disclosure Memorandum, any net operating losses of the Touchstone Entities are not subject to any limitation on their use under the provisions of Sections 382 or 269 of the Code or any other provisions of the Code or the Treasury Regulations dealing with the utilization of net operating losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement.

(h)    No Touchstone Entity is subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.

(i)    No property owned by any Touchstone Entity is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code, (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) “limited use property” within the meaning of Rev. Proc. 2001-28, (v) subject to Section 168(g)(1)(A) of the Code, or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.

(j)    No Touchstone Entity has any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.

(k)    Touchstone has disclosed on its federal income Tax Returns all positions taken therein that are reasonably believed to give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(l)     No Touchstone Entity has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction.

(m)    Touchstone has made available to FXNC complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of the Touchstone Entities relating to the taxable periods since December 31, 2020, and (ii) any audit report issued within the last four years relating to any Taxes due from or with respect to the Touchstone Entities.

(n)    No Touchstone Entity nor any other Person on its behalf has (i) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Touchstone Entities or (ii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter. No Touchstone Entity has, or ever had, a permanent establishment in any country other than the United States, or has engaged in a trade or business in any country other than the United States that subjected it to tax in such country.

For purposes of this Section 4.8, any reference to Touchstone or any Touchstone Entity shall be deemed to include any Person which merged with or was liquidated into or otherwise combined with Touchstone or a Touchstone Entity.

4.9 Allowance for Possible Loan Losses; Loan and Investment Portfolios, etc.

(a)    Touchstone’s allowance for credit losses on loans, leases, securities and unfunded commitments (the “Allowance”) shown on the balance sheets of Touchstone included in the most recent Touchstone Financial Statements dated prior to the date of this Agreement was believed to be, and the Allowance shown on the balance sheets of Touchstone included in the Touchstone Financial Statements as of dates subsequent to the execution of this Agreement are expected to be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably expected losses relating to or inherent in the loan, lease and securities portfolios (including accrued interest receivables, letters of credit, and commitments to make loans or extend credit), by the Touchstone Entities as of the dates thereof. The Touchstone Financial Statements fairly present the values of all loans, leases, securities, tangible and intangible assets and liabilities, and any impairments thereof on the bases set forth therein.

(b)    As of the date hereof, all loans, discounts and leases (in which any Touchstone Entity is lessor) reflected on the Touchstone Financial Statements were, and with respect to the consolidated balance sheets delivered as of the dates subsequent to the execution of this Agreement will be as of the dates thereof, (i) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business and are the legal and binding obligations of the obligors thereof, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, (ii) evidenced by genuine notes, agreements, or other evidences of indebtedness, and (iii) to the extent secured, have been secured, to the Knowledge of Touchstone, by valid Liens and security interests which have been perfected. Except as specifically set forth in Section 4.9(b) of the Touchstone Disclosure Memorandum, Touchstone is not a party to any written or oral loan agreement, note, or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end (i) delinquent by more than 30 days in the payment of principal or interest, (ii) otherwise in material Default for more than 30 days, (iii) classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned” or any comparable classification by Touchstone or by any applicable Regulatory Authority, (iv) an obligation of any director, executive officer or 10% shareholder of any Touchstone Entity who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215; 12 C.F.R. Part 337.3), or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, or (v) in material violation of any Law.

(c)         All securities held by Touchstone or Touchstone Bank, as reflected in the consolidated balance sheets of Touchstone included in the Touchstone Financial Statements, are carried in accordance with GAAP, specifically including Accounting Standards Codification Topic 320, Investments – Debt and Equity Securities. Except as disclosed in Section 4.9(c) of the Touchstone Disclosure Memorandum and except for pledges to secure public and trust deposits and Federal Home Loan Bank advances, to Touchstone’s Knowledge, none of the securities reflected in the Touchstone Financial Statements as of December 31, 2022, and none of the securities since acquired by Touchstone or Touchstone Bank is subject to any restriction, whether contractual or statutory, which impairs the ability of Touchstone or Touchstone Bank to freely dispose of such security at any time, other than those restrictions imposed on securities held to maturity under GAAP, pursuant to a clearing agreement or in accordance with Laws.

(d)         All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Touchstone’s own account, or for the account of Touchstone Bank or its customers (all of which are disclosed in Section 4.9(d) of the Touchstone Disclosure Memorandum), were entered into (i) in the ordinary and usual course of business consistent with past practice and in compliance with all applicable Laws and regulatory policies, and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Touchstone or Touchstone Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Touchstone nor Touchstone Bank, nor to Touchstone’s Knowledge, any other party thereto, is in breach of any material obligation under any such agreement or arrangement.

4.10 Assets.

(a)    Except as disclosed in Section 4.10(a) of the Touchstone Disclosure Memorandum or as disclosed or reserved against in the Touchstone Financial Statements delivered prior to the date of this Agreement, the Touchstone Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets that they own. In addition, to Touchstone’s Knowledge, all tangible properties used in the businesses of the Touchstone Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Touchstone’s past practices.

(b)    All Assets which are material to Touchstone’s business, held under leases or subleases by any of the Touchstone Entities, are held under valid Contracts enforceable in accordance with their respective terms, and each such Contract is in full force and effect.

(c)    The Assets of the Touchstone Entities include all Assets required by Touchstone Entities to operate the business of the Touchstone Entities as presently conducted. Except as disclosed in Section 4.10(c) of the Touchstone Disclosure Memorandum, all real and personal property which is material to the business of Touchstone that is leased or licensed by it is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases and licenses will not terminate or lapse prior to the Effective Time or thereafter by reason of completion of any of the transactions contemplated by this Agreement. All improved real property owned or leased by Touchstone is in material compliance with all applicable Laws, including zoning laws and the Americans with Disabilities Act of 1990.

4.11 Intellectual Property; Information Systems; and Privacy Policies.

(a)         Except as disclosed in Section 4.11(a) of the Touchstone Disclosure Memorandum, each Touchstone Entity owns or has a license to use all of the Intellectual Property used by such Touchstone Entity in the course of its business, including sufficient rights in each copy possessed by each Touchstone Entity. Each Touchstone Entity is the owner of or has a license, with the right to sublicense (in each case free and clear of any material Liens), to any Intellectual Property sold or licensed to a third party by such Touchstone Entity in connection with such Touchstone Entity’s business operations, and such Touchstone Entity has the right to convey by sale or license any Intellectual Property so conveyed. To Touchstone’s Knowledge, no Touchstone Entity is in Default under any of its Intellectual Property licenses. No proceedings have been instituted or are pending or to the Knowledge of Touchstone threatened, which challenge the rights of any Touchstone Entity with respect to Intellectual Property used, sold, or licensed by such Touchstone Entity in the course of its business, nor has any Person claimed or alleged any rights to such Intellectual Property. To Touchstone’s Knowledge, the conduct of the business of the Touchstone Entities does not infringe upon any Intellectual Property of any other Person. Except as disclosed in Section 4.11(a) of the Touchstone Disclosure Memorandum, no Touchstone Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. Touchstone has Contracts with its officers and employees which require such officer, director, or employee to keep confidential certain trade secrets, proprietary data, customer information, or other business information of a Touchstone Entity, and to Touchstone’s Knowledge, no such officer, director, or employee is party to any Contract with any Person other than a Touchstone Entity which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than a Touchstone Entity or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any Person other than a Touchstone Entity. To Touchstone’s Knowledge, no officer, director, or employee of any Touchstone Entity is party to any confidentiality, nonsolicitation, noncompetition, or other Contract which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any Person, other than a Touchstone Entity.

(b)         Touchstone owns or has a valid right to access and use all computer systems, programs, networks, hardware, software, software engines, database, operating systems, websites, website content and links and equipment used to process, store, maintain and operate data, information and functions owned, used or provided by Touchstone in its business as currently conducted (the “Touchstone Information Systems”). Touchstone has taken all steps in accordance with prevailing standards in the banking industry in the United States and the applicable regulations of the Regulatory Authorities to secure the Touchstone Information Systems from unauthorized access and use by any Person, and to ensure to the maximum extent reasonably and commercially practicable, the continued, uninterrupted and error-free operation of Touchstone Information Systems. Except as set forth in Section 4.11(b) of the Touchstone Disclosure Memorandum, (i) to the Knowledge of Touchstone, there have been no material unauthorized intrusions or breaches of security with respect to Touchstone Information Systems; and (ii) there has not been any material malfunction of Touchstone Information Systems that has not been promptly remedied in all respects.

(c)         Touchstone’s use or handling of the confidential information of its customers and consumers (“Confidential Customer Information”) does not currently, and did not at any time during the five years immediately preceding the date hereof (the “past five years”), violate any applicable Law or regulations of any Regulatory Authority. Touchstone has not received any notice that it is or may be in violation of any data privacy or data security Laws or any such regulations. Touchstone has not distributed or displayed any Confidential Customer Information in violation of any of the rules or regulations of any Regulatory Authority or in breach of any Contract to which it is a party or is bound. Currently, Touchstone does, and at all times during the past five years Touchstone has, (i) posted on its website and mailed to its customers, as and to the extent required by such Laws, rules or regulations, true and correct copies of the privacy policies governing Touchstone’s use and collection of Confidential Customer Information, and (ii) all of Touchstone’s privacy policies describe in all material respects Touchstone’s use, collection, display and distribution of any such Confidential Customer Information. Accurate and complete copies of the current versions of all such privacy policies have been made available to FXNC. Touchstone’s operation of its business is consistent and compliant with the current version of Touchstone’s privacy policies and, during the past five years was consistent and compliant with all such policies as in effect at any time or from time to time during those five years. Touchstone has taken all steps, in accordance with prevailing banking industry practices and the applicable requirements of the Regulatory Authorities, to secure its websites, services and Confidential Customer Information from unauthorized access or use by any Person and, except pursuant to the Touchstone Contracts or as otherwise disclosed in Section 4.11(c) of the Touchstone Disclosure Memorandum, Touchstone has not granted to any third party any rights to access or use any of such Confidential Customer Information, including for purposes of soliciting Touchstone’s customers or consumers. A copy of all internally or externally prepared reports or audits prepared since December 31, 2020 that describe or evaluate Touchstone’s information security procedures have been made available to FXNC. Except as otherwise set forth in Section 4.11(c) of the Touchstone Disclosure Memorandum, to Touchstone’s Knowledge, none of the Confidential Customer Information or Touchstone’s websites or services have been the target of any successful unauthorized access, denial-of-service assault or other similar attack within the past three (3) years.

(d)         Without limiting the generality of the foregoing provisions of this Section 4.11, Touchstone and, to the Knowledge of Touchstone, each third-party vendor to Touchstone, has established and is in compliance in all material respects with (A) commercially reasonable security programs designed to protect (1) the integrity, security and confidentiality of information processed and transactions executed through any servers, computer hardware, networks, software (whether embodied in software, firmware or otherwise), databases, telecommunications systems, data centers, storage devices, voice and data network services interfaces and related systems (“Computer Systems”) maintained by or on behalf of Touchstone, and (2) the integrity, security and confidentiality of all confidential or proprietary data or personal financial information in its possession, and (B) commercially reasonable security policies and privacy policies that comply with all applicable legal and regulatory requirements. To the Knowledge of Touchstone, Touchstone has not suffered a security incident or breach with respect to its data or Computer Systems any part of which occurred within the past three (3) years.

4.12 Environmental Matters.

(a)    Except as disclosed in Section 4.12(a) of the Touchstone Disclosure Memorandum, Touchstone does not have Knowledge that any Touchstone Entity, their Participation Facilities, and their Operating Properties are not, and have not been, in compliance with Environmental Laws in all material respects or of any releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties. Except as disclosed in Section 4.12(a) of the Touchstone Disclosure Memorandum, Touchstone does not have Knowledge of any material violations of Environmental Laws on properties that secure loans made by Touchstone but which are not Participation Facilities or Operating Properties or of any releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties.

(b)    Except as disclosed in Section 4.12(b) of the Touchstone Disclosure Memorandum, there is no Litigation pending or, to the Knowledge of Touchstone, environmental enforcement action, investigation, or Litigation threatened before any Governmental Authority or other forum in which any Touchstone Entity or any of their Operating Properties or Participation Facilities (or any Touchstone Entity in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Touchstone Entity or any of its Operating Properties or Participation Facilities. Except as disclosed in Section 4.12(b) of the Touchstone Disclosure Memorandum, there is no Litigation pending or, to the Knowledge of Touchstone, environmental enforcement action, investigation, or Litigation threatened before any Governmental Authority or other forum on or regarding properties that secure loans made by Touchstone but which are not Participation Facilities or Operating Properties (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material on such property.

(c)    Touchstone has delivered, or caused to be delivered or made available to FXNC, true and complete copies of, any environmental site assessments, test results, analytical data, boring logs, permits for storm water, wetlands fill, or other environmental permits for construction of any building, parking lot or other improvement, and other environmental reports and studies in the possession of any Touchstone Entity relating to its Participation Facilities, Operating Properties and its other real property owned, if any.

4.13 Compliance with Laws.

(a)    The Parties understand and agree that nothing in this Agreement shall require or permit any Touchstone Entity to disclose confidential, supervisory information to any FXNC Entity or any of FXNC’s Representatives.

(b)    Each of the Touchstone Entities has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit applicable to their respective businesses or employees conducting their respective businesses.

(c)    None of the Touchstone Entities is in material Default under any Laws or Orders applicable to its business or employees conducting its business.

(d)    Since December 31, 2020, none of the Touchstone Entities has received any notification or communication from any Governmental Authority (A) asserting that Touchstone or any of its Subsidiaries is in Default under any of the Permits, Laws, or Orders which such Governmental Authority enforces, (B) threatening to revoke any Permits, or (C) requiring Touchstone or any of its Subsidiaries (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any resolution of its Board of Directors or similar undertaking.

(e)    There (A) is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Touchstone or any of its Subsidiaries, (B) are no notices or correspondence received by Touchstone with respect to formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to Touchstone’s or any of Touchstone’s Subsidiaries’ business, operations, policies, or procedures since its inception, and (C) is not any pending or, to Touchstone’s Knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation, or review of it or any of its Subsidiaries.

(f)    None of the Touchstone Entities nor any of its directors, officers, employees, or Representatives acting on its behalf has offered, paid, or agreed to pay any Person, including any Government Authority, directly or indirectly, any thing of value for the purpose of, or with the intent of obtaining or retaining any business in violation of applicable Laws, including (1) using any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity, (2) making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (3) violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (4) making any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment.

(g)    Each Touchstone Entity is, and at all times since November 1, 2017 has been, in compliance in all material respects with all Laws and Orders, including the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Bureau of Consumer Financial Protection, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation, and any other Law relating to bank secrecy, fair lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans and all requirements of the CARES Act and the PPP, and each Touchstone Entity has timely filed all reports for suspicious activity, including those required under 12 C.F.R. Part 353.3.

4.14 Labor Relations.

(a)    No Touchstone Entity is the subject of any Litigation asserting that it or any other Touchstone Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other Touchstone Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Touchstone Entity party to any collective bargaining agreement or subject to any bargaining order, injunction, or other Order relating to Touchstone’s relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout, or other job action or labor dispute involving any Touchstone Entity pending or threatened and there have been no such actions or disputes in the past five years. To Touchstone’s Knowledge, there has not been any attempt by any Touchstone Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Touchstone Entity. Except as disclosed in Section 4.14(a) of the Touchstone Disclosure Memorandum, employment of each employee and the engagement of each independent contractor of each Touchstone Entity is terminable at will by the relevant Touchstone Entity without (i) any penalty, Liability, or severance obligation incurred by any Touchstone Entity, (ii) and in all cases without prior consent by any Governmental Authority. Except as disclosed in Section 4.14(a) of the Touchstone Disclosure Memorandum, no Touchstone Entity will owe any amounts to any of its employees or independent contractors as of the Closing Date, including any amounts incurred for any wages, bonuses, vacation pay, sick leave, contract notice periods, change of control payments, or severance obligations, that arise from the execution and delivery of this Agreement or the consummation of the Merger.

(b)    To Touchstone’s Knowledge, all of the employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

(c)    No Touchstone Entity has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any Touchstone Entity; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of any Touchstone Entity; and no Touchstone Entity has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law. None of any Touchstone Entity’s employees has suffered an “employment loss” (as defined in the WARN Act) since six months prior to the Closing Date.

(d)    None of Touchstone nor any Touchstone Subsidiary (i) has incurred any workers’ compensation liability outside of its ordinary course of business, and (ii) has been subject to any special or penalty assessment under such legislation that has not been paid. Touchstone and each Touchstone Subsidiary have paid or accrued all current assessments under workers’ compensation legislation.

(e)    Section 4.14(e) of the Touchstone Disclosure Memorandum contains a list of all independent contractors of each Touchstone Entity (separately listed by Touchstone Entity) and each such Person meets the standard for an independent contractor under all Laws (including Treasury Regulations under the Code and federal and state labor and employment Laws) and no such Person is an employee of any Touchstone Entity under any applicable Law.

4.15 Employee Benefit Plans.

(a)    Touchstone has disclosed in Section 4.15(a) of the Touchstone Disclosure Memorandum, and has delivered or made available to FXNC prior to the execution of this Agreement, (i) copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed or required to be contributed to by any Touchstone Entity or any ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (each, a “Touchstone Benefit Plan,” and collectively, the “Touchstone Benefit Plans”) and (ii) a list of each Employee Benefit Plan that is not identified in (i) above and in connection with which any Touchstone Entity or any ERISA Affiliate thereof has or reasonably could have any obligation or Liability. Any of the Touchstone Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “Touchstone ERISA Plan.” No Touchstone ERISA Plan is a “defined benefit pension plan” (as defined in Code Section 414(j)) subject to Title I, Part 3 of ERISA.

(b)    Touchstone has delivered or made available to FXNC prior to the execution of this Agreement (i) any trust agreements or other funding arrangements for all Employee Benefit Plans, (ii) any determination letters, rulings, opinion letters, information letters, closing agreements, or advisory opinions issued by the United States Internal Revenue Service (“IRS” ), the United States Department of Labor (“DOL”) or the Pension Benefit Guaranty Corporation during this calendar year or any of the preceding three calendar years, (iii) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program set forth in Revenue Procedure 2019-19 (or its predecessor or successor rulings) within the preceding six calendar years, (iv) annual reports or returns, audited or unaudited financial statements, actuarial reports, and valuations prepared for any Employee Benefit Plan for the current plan year and the three preceding plan years, (v) the most recent summary plan descriptions, summary of benefits and coverages, and any material modifications thereto and (vi) any “top hat” filing with respect to any Touchstone Benefit Plan which is an ERISA “top hat” plan.

(c)    Each Touchstone Benefit Plan is in material compliance with the terms of such Touchstone Benefit Plan, in material compliance with the applicable requirements of the Code, in material compliance with the applicable requirements of ERISA, and in material compliance with any other applicable Laws. Each Touchstone ERISA Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion from the IRS or, in the alternative, appropriately relies upon a favorable determination letter issued to a prototype plan under which the Touchstone ERISA Plan has been adopted. To Touchstone’s Knowledge, no circumstances exist that are likely to result in revocation of any such favorable determination letter or in disqualification of any Touchstone ERISA Plan. Touchstone has not received any communication (written or unwritten) from any Governmental Authority questioning or challenging the compliance of any Touchstone Benefit Plan with applicable Laws. No Touchstone Benefit Plan is currently being audited by any Governmental Authority for compliance with applicable Laws or has been audited with a determination (final or preliminary) by any Governmental Authority that the Employee Benefit Plan failed to comply with applicable Laws in the past six (6) years.

(d)    To Touchstone’s Knowledge, there has been no material oral or written representation or communication with respect to any aspect of the Employee Benefit Plans made to employees of Touchstone which is not in accordance with the written or otherwise preexisting terms and provisions of such plans. To Touchstone’s Knowledge, neither Touchstone nor any administrator or fiduciary of any Touchstone Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject Touchstone or FXNC to any direct or indirect material Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA. To Touchstone’s Knowledge, there are no unresolved claims or disputes under the terms of, or in connection with, the Touchstone Benefit Plans (other than claims for benefits which are payable in the ordinary course of business) and no action, proceeding, prosecution, inquiry, hearing, or investigation has been commenced with respect to any Touchstone Benefit Plan.

(e)    All Touchstone Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions, summary of benefits and coverage issued with respect to the Touchstone Benefit Plans are correct and complete in all material respects, have been timely filed with the IRS or the DOL (if required by Law), and distributed to participants of the Touchstone Benefit Plans (as required by Law), and there have been no material changes in the information set forth therein except as disclosed in Section 4.15(e) of the Touchstone Disclosure Memorandum.

(f)    To Touchstone’s Knowledge, no “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Code Section 4975(e)(2)) of any Touchstone Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Code Section 4975(c) or ERISA Section 406).

(g)    No Touchstone Entity nor any of its ERISA Affiliates has, or ever has had, any obligation or Liability in connection with, any plan that is or was subject to Code Section 412, ERISA Section 302, or Title IV of ERISA.

(h)    No Liability under Title IV of ERISA has been or is expected to be incurred by any Touchstone Entity or any ERISA Affiliate thereof, and no event has occurred that could reasonably result in Liability under Title IV of ERISA being incurred by any Touchstone Entity or any ERISA Affiliate thereof with respect to any ongoing, frozen, terminated, or other plan.

(i)    Except as disclosed in Section 4.15(i) of the Touchstone Disclosure Memorandum, or required under Part 6 of ERISA or Code Section 4980B, no Touchstone Entity has any Liability or obligation for retiree or post-termination of employment or services health or life benefits under any of the Touchstone Benefit Plans, or other plan or arrangement, and there are no restrictions on the rights of such Touchstone Entity to amend or terminate any and all such retiree or post-termination of employment or services health or benefit plans or arrangements without incurring any Liability. No Tax under Code Sections 4980B or 5000 has been incurred with respect to any Touchstone Benefit Plan, or other plan or arrangement, and, to Touchstone’s Knowledge, no circumstance exists which could give rise to such Taxes. Touchstone has maintained records that are sufficient to satisfy the reporting requirements under Section 6055 and 6056 of the Code, to the extent required, for all periods of time up to and through the Closing Date.

(j)    Except as disclosed in Section 4.15(j) of the Touchstone Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due from any Touchstone Entity under any Touchstone Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Touchstone Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, or any benefit under any life insurance owned by any Touchstone Entity or the rights of any Touchstone Entity in, to or under any insurance on the life of any current or former officer, director, or employee of any Touchstone Entity, or change any rights or obligations of any Touchstone Entity with respect to such insurance.

(k)    The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Touchstone Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans, whether or not subject to the provisions of Code Section 412 or ERISA Section 302, have been fully reflected on the Touchstone Financial Statements to the extent required by and in accordance with GAAP.

(l)    To Touchstone’s Knowledge, (i) all individuals who render services to any Touchstone Entity and who are authorized to participate in a Touchstone Benefit Plan pursuant to the terms of such Touchstone Benefit Plan are in fact eligible to and authorized to participate in such Touchstone Benefit Plan, and (ii) each individual who is, or has been, classified by Touchstone as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Touchstone Benefit Plan.

(m)     Neither Touchstone nor any of its ERISA Affiliates has had an “obligation to contribute” (as defined in ERISA Section 4212) to, or other obligations or Liability in connection with, a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) or 3(37)(A)). Except as disclosed in Section 4.15(m) of the Touchstone Disclosure Memorandum, no Touchstone Benefit Plan is a multiple employer plan (within the meaning of Section 413(c) of the Code) or a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA) and no such plan is self-funded or self-insured.

(n)    Except as disclosed in Section 4.15(n) of the Touchstone Disclosure Memorandum, there are no payments or changes in terms due to any insured person as a result of this Agreement, the Merger or the transactions contemplated herein, under any bank-owned, corporate-owned split dollar life insurance, other life insurance, or similar arrangement or Contract, and the Successor Corporation shall, upon and after the Effective Time, succeed to and have all the rights in, to and under such life insurance Contracts as Touchstone presently holds. Each Touchstone Entity will, upon the execution and delivery of this Agreement, and will continue to have, notwithstanding this Agreement or the consummation of the transaction contemplated hereby, all ownership rights and interest in all corporate or bank-owned life insurance.

(o)    Except as disclosed in Section 4.15(o) of the Touchstone Disclosure Memorandum, no Touchstone Benefit Plan, or other plan or arrangement, is subject to any requirement of Section 409A(a)(2), (3), or (4) of the Code. Each nonqualified deferred compensation plan is, and has been since January 1, 2005, in compliance in all material respects with Code Section 409A and all applicable notices, guidance and regulations as may be in effect from time to time. No Touchstone Benefit Plan provides for the payment of any tax gross-up payment to any individual in connection with any penalties or taxes imposed under Code Section 409A or any similar state statute.

(p)    Touchstone and its Affiliates have complied with and are in compliance in all material respects with the benefit plan provisions of the SECURE Act, the paid leave provisions of the FFCRA and the benefit plan provisions of the CARES Act.

4.16 Material Contracts.

(a)    Except as disclosed in Section 4.16(a) of the Touchstone Disclosure Memorandum or otherwise reflected in the Touchstone Financial Statements, none of the Touchstone Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, change in control, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any Touchstone Entity or the guarantee by any Touchstone Entity of any such obligation (other than Contracts evidencing the creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities, advances of depository institution Subsidiaries incurred in the ordinary course of Touchstone’s business, and trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of Touchstone’s business), (iii) any Contract which prohibits or restricts any Touchstone Entity or any personnel of a Touchstone Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers or “shrink-wrap” software licenses), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by any Touchstone Entity, (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract or series of Contracts not in excess of $50,000 per calendar year), (vii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract or any Contract that is a combination thereof not included on its balance sheet, and (viii) any other Contract that would be required to be filed as an exhibit to an Annual Report on Form 10-K filed by Touchstone as of the date of this Agreement pursuant to the reporting requirements of the Exchange Act if Touchstone were subject to such reporting requirements (together with all Contracts referred to in Section 4.15(a), the “Touchstone Contracts”).

(b)    With respect to each Touchstone Contract and except as disclosed in Section 4.16(b) of the Touchstone Disclosure Memorandum: (i) the Contract is in full force and effect; (ii) no Touchstone Entity is in Default thereunder; (iii) no Touchstone Entity has repudiated or waived any material provision of any such Contract; (iv) no other party to any such Contract is, to Touchstone’s Knowledge, in Default in any respect or has repudiated or waived each material provision thereunder, and (v) no consent which has not been or will not be obtained is required by a Contract for the execution, delivery or performance of this Agreement, the consummation of the Merger or the other transactions contemplated hereby. Section 4.16(b) of the Touchstone Disclosure Memorandum lists every Consent required by any Contract involving an amount in excess of $100,000 that is not terminable, without penalty, upon 30 days’ notice. All of the indebtedness of any Touchstone Entity for money borrowed is prepayable at any time by such Touchstone Entity without penalty, premium or charge, except as specified in Section 4.16(b) of the Touchstone Disclosure Memorandum.

4.17 Privacy of Customer Information.

(a)    Except as specified in Section 4.17(a) of the Touchstone Disclosure Memorandum, each Touchstone Entity is the sole owner of all individually identifiable personal information relating to an identifiable or identified natural person (“IIPI”) relating to customers, former customers, and prospective customers that will be transferred to FXNC and the FXNC Entities pursuant to this Agreement.

(b)    Each Touchstone Entity’s collection and use of such IIPI, the transfer of such IIPI to FXNC and the FXNC Entities, and the use of such IIPI by the FXNC Entities as contemplated by this Agreement, complies with Touchstone’s privacy policy, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, and all other applicable privacy Laws, and any Touchstone Entity Contract and industry standards relating to privacy.

4.18 Legal Proceedings.

Except as disclosed in Section 4.18 of the Touchstone Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of Touchstone, threatened (or unasserted but considered probable of assertion) against any Touchstone Entity, or against any director, officer, employee, or agent of any Touchstone Entity in their capacities as such or with respect to any service to or on behalf of any Employee Benefit Plan or any other Person at the request of the Touchstone Entity or Employee Benefit Plan of any Touchstone Entity, or against any Asset, interest, or right of any of them, nor are there any Orders or judgments outstanding against any Touchstone Entity. No claim for indemnity has been made or, to Touchstone’s Knowledge, threatened by any director, officer, employee, independent contractor, or agent to any Touchstone Entity and to Touchstone’s Knowledge, no basis for any such claim exists.

4.19 Reports.

Except as disclosed in Section 4.19 of the Touchstone Disclosure Memorandum, since January 1, 2020, each Touchstone Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and documents did not, in any material respect, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 4.19, Touchstone Entities may have made immaterial late filings.

4.20 Books and Records.

Touchstone and each Touchstone Entity maintain accurate books and records reflecting its Assets and Liabilities and maintain proper and adequate internal accounting controls which provide assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Touchstone and to maintain accountability for Touchstone’s consolidated Assets; (c) access to Touchstone’s Assets is permitted only in accordance with management’s authorization; (d) the reporting of Touchstone’s Assets is compared with existing Assets at regular intervals; and (e) accounts, notes, and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

4.21 Loans to, and Transactions with, Executive Officers and Directors.

No Touchstone Entity has, since December 31, 2018, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of any Touchstone Entity, except as permitted by Federal Reserve Regulation O. Except as disclosed in Section 4.21 of the Touchstone Disclosure Memorandum, no director or executive officer of Touchstone, or any “associate” (as such term is defined in Rule 14a‑1 under the Exchange Act) or related interest of any such Person, has any interest in any Contract or property (real or personal, tangible or intangible), used in, or pertaining to, the business of Touchstone.

4.22 Regulatory Matters.

No Touchstone Entity or, to Touchstone’s Knowledge, any Affiliate thereof has taken or agreed to take any action or has actual knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any required Consents or result in the imposition of a condition or restriction of the type referred to in the last sentence of Section 8.1(b). To the Knowledge of Touchstone, no Person intends to, or is likely to, oppose, challenge or intervene with respect to any application required or planned to be made to any Governmental Authority in connection with the Merger. No Touchstone Entity is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Authority or other Governmental Authority that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (any such agreement, memorandum of understanding, letter, undertaking, Order, directive or resolutions, whether or not set forth in the Touchstone Disclosure Memorandum, a “Touchstone Regulatory Agreement”), nor are there any pending, or to Touchstone’s Knowledge, threatened, regulatory investigations or other actions by any Regulatory Authority or other Governmental Authority that could reasonably be expected to lead to the issuance of any such Touchstone Regulatory Agreement; provided, that Touchstone is not required and is not permitted to disclose any confidential, supervisory information to any FXNC Entity or its Representatives and makes no representation or warranty hereby with respect to confidential, supervisory information that cannot be disclosed to a FXNC Entity or its Representatives. The most recent regulatory rating given to Touchstone as to compliance with the CRA is satisfactory or better.

4.23 State Takeover Laws.

Each Touchstone Entity has taken all necessary action, if any, to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable “moratorium,” “fair price,” “business combination,” “control share,” or other anti-takeover Laws (collectively, “Takeover Laws”).

4.24 Brokers and Finders; Opinion of Financial Advisor.

Except for the Touchstone Financial Advisor, neither Touchstone nor its Subsidiaries nor any of their respective officers, directors, employees, or Representatives, has employed any broker, finder, or investment banker or incurred any Liability for any financial advisory fees, investment bankers fees, brokerage fees, commissions, or finder’s or other such fees in connection with this Agreement or the transactions contemplated hereby. Touchstone has received the written opinion of the Touchstone Financial Advisor, as of a date reasonably proximate to the date of this Agreement, to the effect that the consideration to be received in the Merger by the holders of Touchstone Common Stock is fair, from a financial point of view, to such holders, a signed copy of which has been or will be delivered to FXNC in connection with preparation of the Registration Statement.

4.25 Board Recommendations.

Touchstone’s Board of Directors, at a meeting duly called and held, has by unanimous vote of the directors present (i) adopted this Agreement and approved the transactions contemplated hereby, including the Merger, and has determined that, taken together, they are fair to and in the best interests of Touchstone’s shareholders, and (ii) resolved, subject to the terms of this Agreement, to recommend that the holders of the shares of Touchstone Stock approve this Agreement, the Merger, and the related transactions and to call and hold a meeting of Touchstone’s shareholders at which this Agreement, the Merger and the related transactions shall be submitted to the holders of the shares of Touchstone Stock for approval.

4.26 Statements True and Correct.

(a)    No statement, certificate, instrument, or other writing furnished or to be furnished by any Touchstone Entity or any Affiliate thereof to FXNC pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    None of the information supplied or to be supplied by any Touchstone Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by FXNC with the SEC will (after taking into account any supplemental or amended information provided prior to approval), when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by a Touchstone Entity or any Affiliate thereof for inclusion in the Joint Proxy Statement/Prospectus to be mailed to each of Touchstone’s shareholders and FXNC’s shareholders in connection with their respective Shareholders’ Meeting, and any other documents to be filed by any Touchstone Entity or any Affiliate thereof with any Regulatory Authority in connection with the transactions contemplated hereby, will (after taking into account any supplemental or amended information provided prior to filing, mailing, or the date of their respective Shareholders’ Meeting) at the respective time such documents are filed, and with respect to the Joint Proxy Statement/Prospectus, when first mailed to the shareholders of each of Touchstone or FXNC, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the respective Shareholders’ Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for their respective Shareholders’ Meeting.

(c)    All documents that any Touchstone Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

4.27 Delivery of Touchstone Disclosure Memorandum.

Touchstone has delivered to FXNC a complete Touchstone Disclosure Memorandum.

4.28 No Knowledge of Breach.

Touchstone has no Knowledge of any facts or circumstances that would result in FXNC being in breach on the date of execution of this Agreement of any representations and warranties of FXNC set forth in ARTICLE 5.

4.29 Paycheck Protection Program.

To the extent that Touchstone has originated or otherwise participated in any program or benefit created or modified by the Coronavirus Aid, Relief, and Economic Security Act, including but not limited to the Paycheck Protection Program (“PPP”), it has done such in good faith and in material compliance with all Laws governing such program, including but not limited to all regulations and guidance issued by the U.S. Department of the Treasury and/or the U.S. Small Business Administration with the respect to loans originated pursuant to or in association with the PPP. Except as disclosed on Section 4.9(b) of the Touchstone Disclosure Memorandum, Touchstone has not originated any loan under the PPP to any “insider,” as the term is defined under Regulation O (12 C.F.R. Part 215).

4.30 Insurance.

(a)    Section 4.30(a) of the Touchstone Disclosure Memorandum identifies all of the material insurance policies, binders, or bonds currently maintained by Touchstone and its Subsidiaries (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims thereunder involving more than $10,000. Touchstone and each of its Subsidiaries is insured with reputable insurers against such risks and in such amounts as the management of Touchstone reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect, neither Touchstone nor any Subsidiary has received notice of cancellation of any of the Insurance Policies or is otherwise aware that any insurer under any of the Insurance Policies has expressed an intent to cancel any such Insurance Policies, and neither Touchstone nor any of its Subsidiaries is in default thereunder and all claims thereunder have been filed in due and timely fashion. Except as disclosed in Section 4.30(a) of the Touchstone Disclosure Memorandum, Touchstone has made no claims during the past three years, and no claims are pending or contemplated to be made, under its current policies of directors’ and officers’ errors and omissions or other insurance or its current bankers’ blanket bond.

(b)          Section 4.30(b) of the Touchstone Disclosure Memorandum sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Touchstone or its Subsidiaries, including the value of its BOLI as of the end of the month prior to the date hereof. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in the Financial Statements in accordance with GAAP. All BOLI is owned solely by Touchstone, no other Person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under Touchstone’s BOLI. Touchstone does not have any outstanding borrowings secured in whole or part by its BOLI.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF FXNC

FXNC hereby represents and warrants to Touchstone, except as set forth on the FXNC Disclosure Memorandum with respect to each such Section below, that the statements contained in the following ARTICLE 5 are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this ARTICLE 5), except as to any representation or warranty which specifically relates to an earlier date, which only need be correct as of such earlier date:

5.1 Organization, Standing, and Power.

FXNC is a corporation duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Virginia and is a bank holding company within the meaning of the BHCA, duly registered and in good standing with the Federal Reserve. First Bank is a banking corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia. Each of FXNC and First Bank have the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Each of FXNC and First Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a FXNC Material Adverse Effect. First Bank is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits held by First Bank are insured up to applicable limits by the FDIC’s Deposit Insurance Fund.

5.2 Authority; No Breach by Agreement.

(a)    FXNC has the corporate power and authority necessary to execute and deliver this Agreement and, subject to any necessary approvals referred to in Sections 8.1(b) and 8.1(c) and the approval by holders of FXNC Common Stock of this Agreement and the Articles Amendment in accordance with this Agreement and the VSCA, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger and the Articles Amendment, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of FXNC, subject to (i) the approval of this Agreement by the holders of more than two-thirds of the outstanding shares of FXNC Common Stock (ii) the approval of the Articles Amendment by the holders of more than two-thirds of the outstanding shares of FXNC Common Stock, and (iii) the adoption and approval of the Bank Merger Agreement by FXNC as First Bank’s sole shareholder, which are the only FXNC shareholder votes required for approval of this Agreement and consummation of the transactions contemplated herein (the “Requisite FXNC Shareholder Vote”). Subject to any necessary approvals referred to in Sections 8.1(b) and 8.1(c), and by such Requisite FXNC Shareholder Vote, this Agreement represents a legal, valid, and binding obligation of FXNC enforceable against FXNC in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)    Neither the execution and delivery of this Agreement by FXNC, nor the consummation by FXNC and First Bank of the transactions contemplated hereby, nor compliance by FXNC or First Bank with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of FXNC’s Articles of Incorporation or Bylaws or the articles of association, incorporation or organization or bylaws or operating agreement of any FXNC Subsidiary or any resolution adopted by the Board of Directors or the shareholders of any FXNC Entity, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any FXNC Entity under, any Contract or Permit of any FXNC Entity, or, (iii) subject to receipt of the requisite Consents referred to in Sections 8.1(b) and (c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any FXNC Entity or any of their respective material Assets.

(c)    No consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation by FXNC of the Merger and the other transactions contemplated by this Agreement except for (i) the filing of applications and notices with, and approval of such applications and notices from, the Federal Reserve and the Bureau of Financial Institutions division of the State Corporation Commission of the Commonwealth of Virginia, (ii) the filing by FXNC with the SEC of the Registration Statement in which the Joint Proxy Statement/Prospectus will be included, and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger with the Commonwealth of Virginia State Corporation Commission, (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of The Nasdaq Stock Market, as to FXNC, or Financial Industry Regulatory Authority, Inc., as to Touchstone, (v) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, and (vi) filings, consents, permits, exemptions, qualifications or registrations under state securities or “blue sky” Laws.

5.3 Capital Stock.

(a)    The authorized capital stock of FXNC consists of (i) 8,000,000 shares of FXNC Common Stock, of which 6,277,373 shares are issued and outstanding as of March 22, 2024, and, assuming that all of the issued and outstanding restricted stock units are vested, not more than an additional 37,201 shares would be issued and outstanding as of such date, and (ii) 1,000,000 shares of preferred stock, $1.25 par value per share, of which no shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of capital stock of FXNC are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of FXNC has been issued in violation of any preemptive rights of the current or past shareholders of FXNC. Except for the FXNC Officers and Directors Agreements, FXNC is not a party to, and to its Knowledge there are no, voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of FXNC Common Stock or other equity interests of FXNC.

(b)    Except for the 313,300 shares of FXNC Common Stock reserved for issuance pursuant to the FXNC Equity Plan, there are no shares of capital stock or other equity securities of FXNC reserved for issuance and no outstanding Rights relating to the capital stock of FXNC.

(c)    Except as specifically set forth in this Section 5.3, there are no shares of FXNC capital stock or other equity securities of FXNC outstanding and there are no outstanding Rights with respect to any FXNC securities or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription, exchange or issuance of any securities of FXNC.

5.4 Exchange Act Filings; Financial Statements.

(a)    FXNC has timely filed or furnished and made available to Touchstone all Exchange Act Documents required to be filed or furnished by FXNC since December 31, 2020 (together with all such Exchange Act Documents filed, whether or not required to be filed, the “FXNC Exchange Act Reports”). The FXNC Exchange Act Reports (i) at the time filed or furnished, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed or furnished (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amended or subsequent filing or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such FXNC Exchange Act Reports or necessary in order to make the statements in such FXNC Exchange Act Reports, in light of the circumstances under which they were made, not misleading. No FXNC Subsidiary is required to file any Exchange Act Documents.

(b)    Each of the FXNC Financial Statements (including, in each case, any related notes) contained in the FXNC Exchange Act Reports, including any FXNC Exchange Act Reports filed after the date of this Agreement until the Effective Time, complied, or will comply, as to form in all material respects with the applicable published rules and regulations of the Exchange Act with respect thereto, was, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Quarterly Reports on Form 10‑Q of the Exchange Act), and fairly presented in all material respects the consolidated financial position of FXNC and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect. The FXNC Financial Statements are certified to the extent required by the Sarbanes-Oxley Act.

(c)    FXNC’s independent public accountants, which have expressed their opinion with respect to the Financial Statements of FXNC included in FXNC’s Exchange Act Reports (including the related notes), are and have been throughout the periods covered by such Financial Statements (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (ii) “independent” with respect to FXNC within the meaning of Regulation S-X and, (iii) with respect to FXNC, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and related Securities Laws.

(d)    FXNC maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning FXNC is made known on a timely basis to the individuals responsible for the preparation of FXNC’s Exchange Act Documents. FXNC maintains internal control over financial reporting required by Rule 13a-15 or 15d-15 under the Exchange Act that is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(e)          Since January 1, 2020, neither FXNC nor any FXNC Subsidiary nor, to FXNC’s Knowledge, any director, officer, employee, auditor, accountant, or representative of FXNC or any FXNC Subsidiary has received, or otherwise had or obtained actual knowledge of, any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of FXNC or any FXNC Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that FXNC or any FXNC Subsidiary has engaged in questionable accounting or auditing practices.

5.5 Absence of Undisclosed Liabilities.

No FXNC Entity has any Liabilities required under GAAP to be set forth on a consolidated balance sheet or in the notes thereto that are reasonably likely to have, individually or in the aggregate, a FXNC Material Adverse Effect, except Liabilities which are (i) accrued or reserved against in the consolidated balance sheet of FXNC as of December 31, 2022, included in the FXNC Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto, (ii) incurred in the ordinary course of business consistent with past practices, or (iii) incurred in connection with the transactions contemplated by this Agreement. Except (x) as reflected in FXNC’s balance sheet at December 31, 2022 or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP or any applicable Regulatory Authority), (y) for liabilities incurred in the ordinary course of business since December 31, 2022 consistent with past practice or in connection with this Agreement or the transactions contemplated hereby or (z) as disclosed in Section 5.5 of the FXNC Disclosure Memorandum, neither FXNC nor any of its Subsidiaries has any material Liabilities or obligations of any nature.

5.6 Absence of Certain Changes or Events.

Except as disclosed in the FXNC Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.6 of the FXNC Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a FXNC Material Adverse Effect, (ii)  none of the FXNC Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of FXNC provided in this Agreement, and (iii) since December 31, 2022, the FXNC Entities have conducted their respective businesses in the ordinary course of business consistent with past practice.

5.7 Tax Matters.

(a)    All FXNC Entities have timely filed with the appropriate Taxing Authorities, all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. None of the FXNC Entities is the beneficiary of any extension of time within which to file any Tax Return. All Taxes of the FXNC Entities (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any Taxes (other than a Lien for current real property or ad valorem Taxes not yet due and payable) on any of the Assets of any of the FXNC Entities. No claim has ever been made by an authority in a jurisdiction where any FXNC Entity does not file a Tax Return that such FXNC Entity may be subject to Taxes by that jurisdiction.

(b)    Except as described on Section 5.7(b) of the FXNC Disclosure Memorandum, none of the FXNC Entities has received any written notice of assessment or proposed assessment in connection with any Taxes, and, to the Knowledge of the FXNC Entities, there are no threatened or pending disputes, claims, audits, or examinations regarding any Taxes of any FXNC Entity or the assets of any FXNC Entity. No issue has been raised by a Taxing Authority in any prior examination of FXNC which, by application of the same or similar principles, could be expected to result in a proposed deficiency for any subsequent taxable period. None of the FXNC Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.

(c)    Each FXNC Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign Law.

(d)    The unpaid Taxes of each FXNC Entity (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such FXNC Entity and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the FXNC Entities in filing their Tax Returns.

(e)    Except as described in Section 5.7(e) of the FXNC Disclosure Memorandum, none of the FXNC Entities is a party to any Tax allocation or sharing agreement and none of the FXNC Entities has been a member of an affiliated group filing a consolidated federal income Tax Return or has any Tax Liability of any Person under Treasury Regulation Section 1.1502‑6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.

(f)    During the five-year period ending on the date hereof, none of the FXNC Entities was a “distributing corporation” or a “controlled corporation” as defined in, and in a transaction intended to be governed by Section 355 of the Code.

(g)    No FXNC Entity is subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.

(h)    No property owned by any FXNC Entity is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code, (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) “limited use property” within the meaning of Rev. Proc. 2001-28, (v) subject to Section 168(g)(1)(A) of the Code, or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.

(i)    No FXNC Entity has any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.

(j)    FXNC has disclosed on its federal income Tax Returns all positions taken therein that are reasonably believed to give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(k)     No FXNC Entity has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction.

(l)    FXNC has made available to Touchstone complete copies of (i) all federal, state, local and foreign income, franchise and other material Tax Returns of the FXNC Entities relating to the taxable periods since December 31, 2020 and (ii) any audit report issued within the last four years relating to any Taxes due from or with respect to the FXNC Entities.

(m)    No FXNC Entity nor any other Person on its behalf has (i) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the FXNC Entities, or (ii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter. No FXNC Entity has, or ever had, a permanent establishment in any country other than the United States, or has engaged in a trade or business in any country other than the United States that subjected it to tax in such country.

For purposes of this Section 5.7, any reference to FXNC or any FXNC Entity shall be deemed to include any Person which merged with or was liquidated into or otherwise combined with FXNC or a FXNC Entity.

5.8 Allowance for Possible Loan Losses; Loan and Investment Portfolios, etc.

(a)    FXNC’s Allowance shown on the balance sheets of FXNC included in the most recent FXNC Financial Statements dated prior to the date of this Agreement was believed to be, and the Allowance shown on the balance sheets of FXNC included in the FXNC Financial Statements as of dates subsequent to the execution of this Agreement are expected to be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably expected losses relating to or inherent in the loan, lease and securities portfolios (including accrued interest receivables, letters of credit, and commitments to make loans or extend credit), by the FXNC Entities as of the dates thereof. The FXNC Financial Statements fairly present the values of all loans, leases, securities, tangible and intangible assets and liabilities, and any impairments thereof on the bases set forth therein.

(b)    As of the date hereof, all loans, discounts and leases (in which any FXNC Entity is lessor) reflected on the FXNC Financial Statements were, and with respect to the consolidated balance sheets delivered as of the dates subsequent to the execution of this Agreement will be as of the dates thereof, (i) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business and are the legal and binding obligations of the obligors thereof, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, (ii) evidenced by genuine notes, agreements, or other evidences of indebtedness, and (iii) to the extent secured, have been secured, to the Knowledge of FXNC, by valid Liens and security interests which have been perfected.

(c)         All securities held by FXNC or First Bank, as reflected in the consolidated balance sheets of FXNC included in the FXNC Financial Statements, are carried in accordance with GAAP, specifically including Accounting Standards Codification Topic 320, Investments – Debt and Equity Securities.

(d)         All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for FXNC’s own account, or for the account of First Bank or its customers, were entered into (i) in the ordinary and usual course of business consistent with past practice and in compliance with all applicable Laws and regulatory policies, and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of FXNC or First Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither FXNC nor First Bank, nor to FXNC’s Knowledge, any other party thereto, is in breach of any material obligation under any such agreement or arrangement.

5.9 Employee Benefit Plans.

(a)    Each FXNC Benefit Plan is in material compliance with the terms of such FXNC Benefit Plan, in material compliance with the applicable requirements of the Code, in material compliance with the applicable requirements of ERISA, and in material compliance with any other applicable Laws. “FXNC Benefit Plan” means (i) each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed or required to be contributed to by any FXNC Entity or any ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate, and (ii) each Employee Benefit Plan that is not identified in (i) above and in connection with which any FXNC Entity or any ERISA Affiliate thereof has or reasonably could have any obligation or Liability. Any of the FXNC Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as an “FXNC ERISA Plan.” Each FXNC ERISA Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion from the IRS or, in the alternative, appropriately relies upon a favorable determination letter issued to a prototype plan under which the FXNC ERISA Plan has been adopted. To FXNC’s Knowledge, no circumstances exist that are likely to result in revocation of any such favorable determination letter or in disqualification of any FXNC ERISA Plan. FXNC has not received any communication (written or unwritten) from any Governmental Authority questioning or challenging the compliance of any FXNC Benefit Plan with applicable Laws. No FXNC Benefit Plan is currently being audited by any Governmental Authority for compliance with applicable Laws or has been audited with a determination (final or preliminary) by any Governmental Authority that the Employee Benefit Plan failed to comply with applicable Laws in the past six (6) years.

(b)    To FXNC’s Knowledge, no “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Code Section 4975(e)(2)) of any FXNC Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Code Section 4975(c) or ERISA Section 406).

5.10 Compliance with Laws.

(a)    The Parties understand and agree that nothing in this Agreement shall require or permit any FXNC Entity to disclose confidential, supervisory information to any Touchstone Entity or any of Touchstone’s Representatives.

(b)    Each of the FXNC Entities has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit applicable to their respective businesses or employees conducting their respective businesses.

(c)    None of the FXNC Entities is in material Default under any Laws or Orders applicable to its business or employees conducting its business.

(d)    Since December 31, 2020, none of the FXNC Entities has received any notification or communication from any Governmental Authority (A) asserting that FXNC or any of its Subsidiaries is in Default under any of the Permits, Laws, or Orders which such Governmental Authority enforces, (B) threatening to revoke any Permits, or (C) requiring FXNC or any of its Subsidiaries (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any resolution of its Board of Directors or similar undertaking.

(e)    There (A) is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of FXNC or any of its Subsidiaries, (B) are no notices or correspondence received by FXNC with respect to formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to FXNC’s or any of FXNC’s Subsidiaries’ business, operations, policies, or procedures since its inception, and (C) is not any pending or, to FXNC’s Knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation, or review of it or any of its Subsidiaries.

(f)    None of the FXNC Entities nor any of its directors, officers, employees, or Representatives acting on its behalf has offered, paid, or agreed to pay any Person, including any Government Authority, directly or indirectly, any thing of value for the purpose of, or with the intent of obtaining or retaining any business in violation of applicable Laws, including (1) using any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity, (2) making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (3) violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (4) making any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment.

(g)    Each FXNC Entity is, and at all times since November 1, 2017 has been, in compliance in all material respects with all Laws and Orders, including the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Bureau of Consumer Financial Protection, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation, and any other Law relating to bank secrecy, fair lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans and all requirements of the CARES Act and the PPP, and each FXNC Entity has timely filed all reports for suspicious activity, including those required under 12 C.F.R. Part 353.3.

5.11 Legal Proceedings.

Except as described on Section 5.11 of the FXNC Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of FXNC, threatened (or unasserted but considered probable of assertion) against any FXNC Entity, or against any director, officer, employee, or agent of any FXNC Entity in their capacities as such or with respect to any service to or on behalf of any Employee Benefit Plan or any other Person at the request of the FXNC Entity or Employee Benefit Plan of any FXNC Entity, or against any Asset, interest, or right of any of them, nor are there any Orders or judgments outstanding against any FXNC Entity. No claim for indemnity has been made or, to FXNC’s Knowledge, threatened by any director, officer, employee, independent contractor, or agent to any FXNC Entity and to FXNC’s Knowledge, no basis for any such claim exists.

5.12 Books and Records.

FXNC and each FXNC Entity maintain accurate books and records reflecting its Assets and Liabilities and maintain proper and adequate internal accounting controls which provide assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of FXNC and to maintain accountability for FXNC’s consolidated Assets; (c) access to FXNC’s Assets is permitted only in accordance with management’s authorization; (d) the reporting of FXNC’s Assets is compared with existing Assets at regular intervals; and (e) accounts, notes, and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

5.13 Reports.

Since January 1, 2020, each FXNC Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, each such report, statement and document did not, in any material respect, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.14 Brokers and Finders.

Except for the FXNC Financial Advisor, neither FXNC nor its Subsidiaries nor any of their respective officers, directors, employees, or Representatives, has employed any broker, finder, or investment banker or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finder’s fees in connection with this Agreement or the transactions contemplated hereby.

5.15 Board Recommendations.

FXNC’s Board of Directors, at a meeting duly called and held, has by unanimous vote of the directors present (i) adopted this Agreement and approved the transactions contemplated hereby, including the Merger and the Articles Amendment, and has determined that, taken together, they are fair to and in the best interests of FXNC’s shareholders, and (ii) resolved, subject to the terms of this Agreement, to recommend that the holders of the shares of FXNC Common Stock approve this Agreement, the Merger, the Articles Amendment and the related transactions and to call and hold a meeting of FXNC’s shareholders at which this Agreement, the Merger, the Articles Amendment and the related transactions shall be submitted to the holders of the shares of FXNC Common Stock for approval.

5.16 Regulatory Matters.

No FXNC Entity or, to FXNC’s Knowledge, any Affiliate thereof has taken or agreed to take any action or has any actual knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any required Consents or result in the imposition of a condition or restriction of the type referred to in the last sentence of Section 8.1(b). To the Knowledge of FXNC, no Person intends to, or is likely to, oppose, challenge or intervene with respect to any application required or planned to be made to any Governmental Authority in connection with the Merger. No FXNC Entity is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Authority or other Governmental Authority that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (any such agreement, memorandum of understanding, letter, undertaking, Order, directive or resolutions, whether or not set forth in the FXNC Disclosure Memorandum, a “FXNC Regulatory Agreement”), nor are there any pending, or to FXNC’s Knowledge, threatened, regulatory investigations or other actions by any Regulatory Authority or other Governmental Authority that could reasonably be expected to lead to the issuance of any such FXNC Regulatory Agreement; provided, that FXNC is not required and is not permitted to disclose any confidential, supervisory information to any Touchstone Entity or its Representatives and makes no representation or warranty hereby with respect to confidential, supervisory information that cannot be disclosed to a FXNC Entity or its Representatives. The most recent regulatory rating given to FXNC as to compliance with the CRA is satisfactory or better.

5.17 Available Consideration.

FXNC has available to it, or as of the Effective Time will have available to it, sufficient shares of authorized and unissued FXNC Common Stock for the issuance of the Merger Consideration and FXNC has funds available to it to satisfy its payment obligations under this Agreement.

5.18 Statements True and Correct.

(a)    No statement, certificate, instrument, or other writing furnished or to be furnished by any FXNC Entity or any Affiliate thereof to Touchstone pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    None of the information supplied or to be supplied by any FXNC Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by FXNC with the SEC will (after taking into account any supplemental or amended information provided prior to approval), when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by a FXNC Entity or any Affiliate thereof for inclusion in the Joint Proxy Statement/Prospectus to be mailed to each of Touchstone’s shareholders and FXNC’s shareholders in connection with their respective Shareholders’ Meeting, and any other documents to be filed by any FXNC Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, including pursuant to Section 7.2 hereof, will (after taking into account any supplemental or amended information provided prior to filing, mailing, or the date of their respective Shareholders’ Meeting) at the respective time such documents are filed, and with respect to the Joint Proxy Statement/Prospectus, when first mailed to the shareholders of each of Touchstone or FXNC, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of their respective Shareholders’ Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for their respective Shareholders’ Meeting.

(c)    All documents that any FXNC Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

5.19 Delivery of FXNC Disclosure Memorandum.

FXNC has delivered to Touchstone a complete FXNC Disclosure Memorandum.

5.20 No Knowledge of Breach.

FXNC has no Knowledge of any facts or circumstances that would result in Touchstone being in breach on the date of execution of this Agreement of any representations and warranties of Touchstone set forth in ARTICLE 4.

ARTICLE 6
CONDUCT OF BUSINESS PENDING CONSUMMATION

6.1 Affirmative Covenants of Touchstone and FXNC.

(a)    From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of FXNC, which shall not be unreasonably withheld, conditioned or delayed, shall have been obtained, and except as otherwise expressly contemplated herein, Touchstone shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and ordinary course, (ii) use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, (iii) provide written notice to FXNC within three (3) business days after approval of any loans or other transactions exceeding $500,000 other than residential mortgage loans for which Touchstone has a commitment to buy from a reputable investor, (iv) consult with FXNC prior to entering into or making any loans that exceed regulatory loan to value guidelines, and (v) take no action which would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 8.1(b) or 8.1(c), or (B) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

(b)    From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Touchstone, which shall not be unreasonably withheld, conditioned or delayed, shall have been obtained, and except as otherwise expressly contemplated herein, FXNC shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and ordinary course, (ii) use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, and (iii) take no action which would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 8.1(b) or 8.1(c), or (B) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

(c)    Touchstone and FXNC each shall, and shall use its best efforts to cause each of its Subsidiaries to, cooperate with the other Party and provide all necessary corporate approvals, and cooperate in seeking all approvals of any business combinations of, or corporate actions among, Touchstone and its Subsidiaries requested by FXNC, provided, the effective time of such business combinations is on or after the Effective Time of the Merger.

(d)         FXNC and Touchstone shall cooperate and use their commercially reasonable efforts to deliver their respective Tax counsel and Tax advisors a certificate containing representations reasonably requested by such counsel and/or advisors in connection with the rendering of the Tax opinions to be issued by such counsel and/or advisors with respect to the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code as required under Section 8.1(g). FXNC’s and Touchstone’s respective Tax counsel and Tax advisors shall be entitled to rely upon such representations in rendering any such opinions.

6.2 Negative Covenants of Touchstone.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of FXNC, which shall not be unreasonably withheld, conditioned or delayed, shall have been obtained, and except as otherwise expressly contemplated herein, Touchstone covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

(a)    amend the Articles of Incorporation, Bylaws, or other governing instruments of any Touchstone Entity;

(b)    except as disclosed in Section 6.2(b) of the Touchstone Disclosure Memorandum, incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $1,000,000 except in the ordinary course of the business of any Touchstone Entity consistent with past practices and that are prepayable without penalty, charge, or other payment (which exception shall include, for Touchstone Entities that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank, advances from the Federal Home Loan Bank with maturities of one year or less, and entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities; provided, however, this exception does not include the use of brokered deposits with final maturities of greater than one year), or impose, or suffer the imposition, on any Asset of any Touchstone Entity of any Lien or permit any such Lien to exist (other than in connection with public deposits, repurchase agreements, bankers’ acceptances, “treasury tax and loan” accounts established in the ordinary course of business of Subsidiaries that are depository institutions, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Touchstone Disclosure Memorandum);

(c)    except as disclosed in Section 6.2(c) of the Touchstone Disclosure Memorandum, repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock or membership interests of any Touchstone Entity, or declare or pay any dividend or make any other distribution in respect of Touchstone’s capital stock;

(d)    except for this Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Touchstone Stock, any other capital stock or membership interests of any Touchstone Entity, or any Right;

(e)    adjust, split, combine, or reclassify any capital stock of any Touchstone Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Touchstone Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise (i) any shares of capital stock or membership interests of any Touchstone Subsidiary or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration;

(f)    purchase any securities or make any material investment (except in the ordinary course of business consistent with past practice and limited to a maturity date or average life of three years or less at settlement and provided however that, such exception shall not include any corporate bonds, municipal bonds and subordinated debentures), either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Touchstone Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with foreclosures of loans in the ordinary course of business;

(g)     (i) except as contemplated by this Agreement, grant any bonuses or increase in compensation or benefits to the employees, officers or directors of any Touchstone Entity (except, with respect to employees who are not directors or officers, in the ordinary course of business in accordance with past practice and, with respect to officers and directors, as described in Section 6.2(g)(i) of the Touchstone Disclosure Memorandum), (ii) commit or agree to pay any severance or termination pay, change in control, or any stay or other bonus to any Touchstone director, officer or employee (except for payments according to Section 6.2(g)(ii) of the Touchstone Disclosure Memorandum), (iii) enter into, terminate, or amend any retention, severance, change in control, or employment agreements with officers, employees, directors, independent contractors, or agents of any Touchstone Entity, (iv) change any fees or other compensation or other benefits to directors of any Touchstone Entity, or (v) except in order to accelerate and vest the Touchstone Restricted Stock Awards as contemplated by this Agreement, waive any stock repurchase rights, accelerate, amend, or change the period of exercisability of any Rights or restricted stock, reprice Rights granted under any Employee Benefit Plan or authorize cash payments in exchange for any Rights, or accelerate or vest or commit or agree to accelerate or vest any amounts, benefits or Rights payable by any Touchstone Entity;

(h)    enter into or amend any employment Contract between any Touchstone Entity and any Person (unless such amendment is required by Law) that the Touchstone Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;

(i)    adopt any new Employee Benefit Plan of any Touchstone Entity or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans, welfare plans, insurance, stock or other plans of any Touchstone Entity other than any such change that is required by Law or to maintain continuous benefits at current levels or that, based on the advice of counsel, is necessary or advisable to maintain the Tax qualified status of any such plan, or make any distributions from such employee benefit or welfare plans, except as required by Law, the terms of such plans or consistent with past practice;

(j)    make any change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate and necessary to conform to changes in Tax Laws, regulatory accounting requirements, or GAAP;

(k)    commence any Litigation other than in accordance with past practice or settle any Litigation involving any Liability of any Touchstone Entity for money damages in excess of any amount covered by insurance plus the amount of any deductible or retainage or restrictions upon the operations of any Touchstone Entity;

(l)    enter into, modify, amend, or terminate any material Contract other than with respect to those involving either (i) aggregate payments of less than, or the provision of goods or services with a market value of less than, $100,000 per year or (ii) a duration in excess of one year, and other than Contracts covered by Section 6.2(l) of the Touchstone Disclosure Memorandum;

(m)    except to satisfy a commitment made before the date hereof, make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except, with respect to any extension of credit to a Person which shall have a fixed rate commitment of no more than five years and an amount equal to or less than $1,000,000 shall not be subject to the prior written consent of FXNC, in conformity with existing lending policy without exception, or waive, release, compromise, or assign any material rights or claims, or make any adverse changes in the mix, rates, terms, or maturities of Touchstone’s deposits and other Liabilities; provided however that, the failure of FXNC to respond to such written notice from Touchstone under this Section 6.2(m) within three business days shall be deemed consent;

(n)    except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of Touchstone or Touchstone Bank, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;

(o)    restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, or by entering into derivative or hedging agreements;

(p)    make any individual capital expenditures in excess of $100,000 other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

(q)    except as disclosed in Section 6.2(q) of the Touchstone Disclosure Memorandum, establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(r)    take any action that is intended or expected to result in any of the conditions to the Merger set forth in Article 8 not being satisfied or in a violation of any provision of this Agreement;

(s)    implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(t)    knowingly take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(u)    agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 6.2;

(v)    maintain Touchstone Bank’s Allowance in a manner that is not consistent with GAAP and applicable regulatory guidelines and accounting principles, practices and methods consistent with past practices of Touchstone Bank; or

(w)    take any action or fail to take any action that at the time of such action or inaction is reasonably likely to prevent, or would be reasonably likely to materially interfere with, the consummation of the Merger.

6.3 Negative Covenants of FXNC.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Touchstone, which shall not be unreasonably withheld, conditioned or delayed, shall have been obtained, and except as otherwise expressly contemplated herein, FXNC covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

(a)    amend the Articles of Incorporation, Bylaws, or other governing instruments of any FXNC Entity in a manner that would adversely affect Touchstone or the holders of Touchstone Stock relative to other holders of FXNC Common Stock;

(b)    adjust, split, combine, or reclassify any capital stock of any FXNC Entity;

(c)    complete an acquisition of another financial institution (or the holding company thereof) prior to the Effective Time;

(d)    take any action that is intended or expected to result in any of the conditions to the Merger set forth in Article 8 not being satisfied or in a violation of any provision of this Agreement;

(e)    knowingly take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(f)    agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 6.3; or

(g)    take any action or fail to take any action that at the time of such action or inaction is reasonably likely to prevent, or would be reasonably likely to materially interfere with, the consummation of the Merger.

6.4 Adverse Changes in Condition.

Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) has had or is reasonably likely to have, individually or in the aggregate, a Touchstone Material Adverse Effect or a FXNC Material Adverse Effect, as applicable, (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, or (iii) would be reasonably likely to prevent or materially interfere with the consummation of the Merger, and to use its reasonable efforts to prevent or promptly to remedy the same.

6.5 Reports.

Each of FXNC and its Subsidiaries and Touchstone and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall make available to the other Party copies of all such reports promptly after the same are filed. Touchstone and its Subsidiaries shall also make available to FXNC monthly financial statements and quarterly call reports. The financial statements of FXNC and Touchstone, whether or not contained in any such reports filed under the Exchange Act or with any other Regulatory Authority, will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports of FXNC filed under the Exchange Act will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any FXNC financial statements contained in any reports to any Regulatory Authority other than the SEC shall be prepared in accordance with the Laws applicable to such reports. As of their respective dates, such reports of Touchstone filed with any Regulatory Authority shall be prepared in accordance with the Laws applicable to such reports and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1 Shareholder Approvals.

(a)    Unless this Agreement has been terminated in accordance with its terms or as otherwise provided in this Agreement, Touchstone shall submit to its shareholders this Agreement and any other matters required to be adopted or approved by shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Touchstone shall take, in accordance with applicable Law and its Articles of Incorporation and Bylaws, all action necessary to call, give notice of, convene, and hold the Touchstone Shareholders’ Meeting as promptly as practicable for the purpose of considering and voting on approval of this Agreement and the transactions provided for in this Agreement. Touchstone’s Board of Directors shall recommend that its shareholders approve this Agreement in accordance with the VSCA (the “Touchstone Recommendation”) and shall include such recommendation in the Joint Proxy Statement/Prospectus mailed to shareholders of Touchstone, except to the extent Touchstone’s Board of Directors has made an Adverse Recommendation Change (as defined below) in accordance with the terms of this Agreement. Subject to Sections 7.1(b) and (c) and 7.3, Touchstone shall solicit and use its reasonable efforts to obtain the Requisite Touchstone Shareholder Vote.

(b)    Neither Touchstone’s Board of Directors nor any committee thereof shall, except as expressly permitted by this Section, (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to FXNC, the Touchstone Recommendation or (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (each, an “Adverse Recommendation Change”). Notwithstanding the foregoing, prior to the Requisite Touchstone Shareholder Vote, Touchstone’s Board of Directors may make an Adverse Recommendation Change if and only if:

(i)    Touchstone’s Board of Directors determines in good faith, after consultation with the Touchstone Financial Advisor and outside counsel, that it has received an Acquisition Proposal (that did not result from a breach of Section 7.3) that constitutes or is reasonably likely to result in a Superior Proposal;

(ii)    Touchstone’s Board of Directors determines in good faith, after consultation with Touchstone’s outside counsel, that to make or continue to make the Touchstone Recommendation would be reasonably likely to be inconsistent with its fiduciary duties to Touchstone and its shareholders under applicable Law;

(iii)    Touchstone’s Board of Directors provides written notice (a “Notice of Recommendation Change”) to FXNC of its receipt of the Superior Proposal and its intent to announce an Adverse Recommendation Change on the fifth business day following delivery of such notice, which notice shall specify the material terms and conditions of the Superior Proposal and identifying the Person or Group making such Superior Proposal (it being understood that any amendment to any material term of such Acquisition Proposal shall require a new Notice of Recommendation Change, except that, in such case, the five business day period referred to in this clause (iii) and in clauses (iv) and (v) shall be reduced to three business days following the giving of such new Notice of Recommendation Change);

(iv)    after providing such Notice of Recommendation Change, Touchstone shall negotiate in good faith with FXNC and provide FXNC reasonable opportunity during the subsequent five business day period to make such adjustments in the terms and conditions of this Agreement as would enable the Board of Directors of Touchstone to proceed without an Adverse Recommendation Change (provided, however, that FXNC shall not be required to propose any such adjustments); and

(v)    Touchstone’s Board of Directors, following such five business day period, again determines in good faith, after consultation with the Touchstone Financial Advisor and outside counsel, that such Acquisition Proposal nonetheless continues to constitute or is reasonably likely to result in a Superior Proposal and that to make or continue to make the Touchstone Recommendation would be reasonably likely to be inconsistent with its fiduciary duties to Touchstone and its shareholders under applicable Law.

(c)    FXNC shall submit to its shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement, including the Articles Amendment. In furtherance of that obligation, FXNC shall take, in accordance with applicable Law and its Articles of Incorporation and Bylaws, all action necessary to call, give notice of, convene, and hold FXNC’s Shareholders’ Meeting as soon as reasonably practicable. The Board of Directors of FXNC shall recommend that its shareholders approve this Agreement and the Articles Amendment in accordance with the rules and regulations of the VSCA and The Nasdaq Stock Market and shall include such recommendations in the Joint Proxy Statement/Prospectus. FXNC shall solicit and use its reasonable best efforts to obtain the Requisite FXNC Shareholder Vote.

7.2 Registration of FXNC Common Stock.

(a)         As promptly as reasonably practicable following the date hereof, FXNC shall prepare and file with the SEC the Registration Statement, which shall include the Joint Proxy Statement/Prospectus and constitute the prospectus relating to the shares of FXNC Common Stock to be issued in the Merger. Touchstone will furnish to FXNC the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with FXNC on the form of, and any characterizations of such information included in, the Registration Statement prior to its being filed with the SEC. FXNC shall use reasonable best efforts to have the Registration Statement declared or made effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. FXNC and Touchstone will use their reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to their respective shareholders as promptly as practicable after the Registration Statement is declared or made effective under the Securities Act. FXNC will advise Touchstone, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the FXNC Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to FXNC or Touchstone, or any of their respective Affiliates, officers or directors, should be discovered by FXNC or Touchstone which should be set forth in an amendment or supplement to any of the Registration Statement or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party hereto and, to the extent required by Law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by FXNC with the SEC and disseminated by Touchstone to its shareholders and by FXNC to its shareholders.

(b)         FXNC and Touchstone shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of FXNC and Touchstone shall furnish all information as may be reasonably requested in connection with any such action.

(c)         FXNC shall cause the shares of FXNC Common Stock to be issued in the Merger to be authorized for listing on The Nasdaq Capital Market, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time.

7.3 Other Offers, etc.

(a)    From the date of this Agreement through the first to occur of the Effective Time or termination of this Agreement, each Touchstone Entity shall not, and shall cause its Affiliates and Representatives not to, directly or indirectly (i) solicit, or initiate, or knowingly encourage, induce or knowingly facilitate the making, submission, or announcement of any proposal that constitutes an Acquisition Proposal, or (ii) participate in any discussions (except to notify a third party of the existence of restrictions provided in this Section 7.3 or to clarify the terms and conditions of an unsolicited Acquisition Proposal) or negotiations regarding, or disclose or provide any nonpublic information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes an Acquisition Proposal, (iii) enter into any agreement (including any agreement in principle, letter of intent or understanding, merger agreement, stock purchase agreement, asset purchase agreement, or share exchange agreement, but excluding a confidentiality agreement of the type described below) (an “Acquisition Agreement”) contemplating or otherwise relating to any Acquisition Transaction, or (iv) propose or agree to do any of the foregoing; provided, however, that prior to the Requisite Touchstone Shareholder Vote, this Section 7.3 shall not prohibit a Touchstone Entity from furnishing nonpublic information regarding any Touchstone Entity to, or entering into a confidentiality agreement or discussions or negotiations with, any Person or Group in response to a bona fide, unsolicited written Acquisition Proposal submitted by such Person or Group (and not withdrawn) if and only if: (A) no Touchstone Entity or Representative or Affiliate thereof shall have violated any of the restrictions set forth in this Section 7.3 (other than any breach of such obligation that is unintentional and immaterial and did not result in the submission of such Acquisition Proposal), (B) Touchstone’s Board of Directors shall have determined in good faith, after consultation with the Touchstone Financial Advisor and Touchstone’s outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, (C) Touchstone’s Board of Directors concludes in good faith, after consultation with its outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law to Touchstone and its shareholders, (D) (1) at least five business days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person or Group, Touchstone gives FXNC written notice of the identity of such Person or Group and of Touchstone’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such Person or Group, and (2) Touchstone receives from such Person or Group an executed confidentiality agreement containing terms no less favorable to the disclosing Party than the confidentiality terms of this Agreement, and (E) contemporaneously with furnishing any such nonpublic information to such Person or Group, Touchstone furnishes such nonpublic information to FXNC (to the extent such nonpublic information has not been previously furnished by Touchstone to FXNC). In addition to the foregoing, Touchstone shall provide FXNC with at least five business days’ prior written notice of a meeting of Touchstone’s Board of Directors at which meeting Touchstone’s Board of Directors is reasonably expected to resolve to recommend the Acquisition Agreement as a Superior Proposal to its shareholders, and Touchstone shall keep FXNC reasonably informed on a prompt basis, of the status and material terms of such Acquisition Proposal, including any material amendments or proposed amendments as to price and other material terms thereof.

(b)    In addition to the obligations of Touchstone set forth in this Section 7.3, as promptly as practicable, after any of the directors or executive officers of Touchstone become aware thereof, Touchstone shall advise FXNC of any request received by Touchstone for nonpublic information which Touchstone reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the Person or Group making any such request or Acquisition Proposal. Touchstone shall keep FXNC informed promptly of material amendments or modifications to any such request or Acquisition Proposal.

(c)    Touchstone shall, and shall cause its and each Touchstone Entity’s directors, officers, employees, and Representatives to immediately cease any and all existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and will use and cause to be used all commercially reasonable best efforts to enforce any confidentiality or similar or related agreement relating to any Acquisition Proposal.

(d)    Nothing contained in this Agreement shall prevent a Party or its Board of Directors from complying with Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

7.4 Consents of Regulatory Authorities.

The Parties hereto shall cooperate with each other and use their commercially reasonable efforts to promptly prepare and file all necessary documentation and applications, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all Consents of all Regulatory Authorities and other Persons which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger). Each Party will furnish to the other Party copies of proposed applications and notices in draft form and provide a reasonable opportunity for comment prior to the filing of any such application or notice with any Regulatory Authority. Each Party will promptly furnish to the other Party copies of applications and notices filed with all Regulatory Authorities and copies of written communications received by such Party from any Regulatory Authority with respect to the transactions contemplated hereby. The Parties agree that they will consult with each other with respect to the obtaining of all Consents of all Regulatory Authorities and other Persons necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to contemplation of the transactions contemplated herein. Each Party also shall promptly advise the other upon receiving any communication from any Regulatory Authority or other Person whose Consent is required for consummation of the transactions contemplated by this Agreement which causes such Party to believe that there is a reasonable likelihood that any requisite Consent will not be obtained or that the receipt of any such Consent will be materially delayed.

7.5 Agreement as to Efforts to Consummate.

Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as commercially reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 8; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement.

7.6 Investigation and Confidentiality.

(a)    Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and the consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of its business and properties (including that of its Subsidiaries) and of their respective financial and legal conditions as the other Party reasonably requests, provided, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the ability of such Party to rely on the representations and warranties of the other Party. Between the date hereof and the Effective Time, Touchstone shall permit FXNC’s senior officers and independent auditors to meet with the senior officers of Touchstone, including officers responsible for the Touchstone Financial Statements and the internal controls of Touchstone and Touchstone’s independent auditors, to discuss such matters as FXNC may deem reasonably necessary or appropriate for FXNC to satisfy its obligations under Sections 302, 404 and 906 of the Sarbanes-Oxley Act.

(b)    In addition to each Party’s obligations pursuant to Section 7.6(a), each Party shall, and shall cause its advisors and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

(c)    Touchstone shall use its reasonable efforts to exercise, and shall not waive any of, its rights under confidentiality agreements entered into with Persons which were considering an Acquisition Proposal with respect to Touchstone to preserve the confidentiality of the information relating to the Touchstone Entities provided to such Persons and their Affiliates and Representatives.

(d)    Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a Touchstone Material Adverse Effect or a FXNC Material Adverse Effect, as applicable.

7.7 Press Releases.

Prior to the Effective Time, Touchstone and FXNC shall consult with each other as to the form and substance of any press release, communication with shareholders, or other public disclosure materially related to this Agreement, or any other transaction contemplated hereby; provided, that nothing in this Section 7.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law.

7.8 Charter Provisions.

Each Touchstone Entity shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any Touchstone Entity or restrict or impair the ability of FXNC or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Touchstone Entity that may be directly or indirectly acquired or controlled by them.

7.9 Employee Benefits and Contracts.

(a)         (i) All persons who are employees of the Touchstone Entities immediately prior to the Effective Time and whose employment is not terminated, if any, at or prior to the Effective Time (a “Continuing Employee”) shall, at the Effective Time, become at-will employees of the Surviving Corporation; provided, however, that in no event shall any of the employees of the Touchstone Entities be officers of FXNC or First Bank, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position by the Board of Directors of FXNC or First Bank and in accordance with the Bylaws of FXNC or First Bank. All of the Continuing Employees shall be employed at the will of First Bank, and no contractual right to employment shall inure to such employees because of this Agreement except as may be otherwise expressly set forth in this Agreement.

(ii) If a Touchstone employee (who is not individually a party to an employment agreement with Touchstone) is terminated by FXNC or First Bank (or by Touchstone at the request of FXNC or First Bank) for reasons other than for “cause” (as defined below) or who resigns for “good reason” (as defined below) at the Effective Time or during the period from the Effective Time until 12 months after the Effective Time, then FXNC or First Bank shall pay severance to such Touchstone employee, subject to such Touchstone employee’s execution and non-revocation of a general release of claims in a form satisfactory to FXNC. The severance pay to be provided under this provision shall equal to two weeks of base salary for each 12 months of such Touchstone employee’s prior employment with Touchstone and the Surviving Corporation; provided, however, that in no event will the total amount of severance for any single Touchstone employee be greater than twenty-six weeks of such base salary nor less than four weeks of such base salary. For purposes of this Section 7.9(a)(ii), “cause” shall mean a termination due to the employee’s personal dishonesty, incompetence, willful misconduct, breach of a fiduciary duty involving personal profit, willful violation of any law, rule or regulation (other than traffic violations or similar offenses), conviction of a felony or of a misdemeanor involving moral turpitude, or misappropriation of First Bank’s assets (determined on a reasonable basis). For purposes of this Section 7.9(a)(ii), “good reason” shall mean an offer of employment from FXNC, or a change by FXNC in employment terms, reflecting a reduction in the Touchstone employee’s base salary that was applicable immediately prior to the Effective Time or a requirement to work (on more than an incidental basis) at a location more than 35 miles from such employee’s work location immediately prior to the Effective Time.

(b)    As of the Effective Time, each Continuing Employee shall be eligible to participate in each of FXNC’s Employee Benefit Plans with full credit for prior service with or credited by Touchstone solely for purposes of eligibility and vesting and, with respect to FXNC’s PTO policies, for purposes of current year (but not annual carryover) accrual of benefits, except to the extent described in Section 7.9(b) of the Touchstone Disclosure Memorandum.

(c)    As of the Effective Time and to the extent of eligibility in a FXNC Employee Benefit Plan, FXNC shall make available employer-provided benefits under FXNC Employee Benefit Plans to each Continuing Employee on the same basis as it provides such coverage to FXNC or First Bank employees; provided that, absent eligibility in an FXNC Employee Benefit Plan as of the Effective Time, the comparable Touchstone Benefit Plan shall continue in effect until eligibility in the applicable FXNC Employee Benefit Plan commences. With respect to FXNC Employee Benefit Plans providing health coverage, FXNC shall use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitations or exclusions otherwise applicable under such plans to new employees not to apply to a Continuing Employee or their covered dependents who were covered under a similar Touchstone plan at the Effective Time of the Merger. In addition, if any such transition occurs during the middle of a plan year, FXNC shall use commercially reasonable efforts to cause any such successor FXNC Employee Benefit Plan providing health coverage to give credit towards satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor plan for any deductible, co-payment and other cost-sharing amounts previously paid by a Continuing Employee respecting his or her participation in the corresponding Touchstone Employee Benefit Plan during that plan year prior to the transition effective date.

(d)    Concurrently with the execution and delivery of this Agreement, James R. Black shall enter into an employment agreement in the form attached hereto as Exhibit B, which shall become effective only upon the Effective Time of the Merger.

(e)    On or by the Effective Time of the Merger, each Touchstone officer identified on Section 7.9(e) of the Touchstone Disclosure Memorandum shall enter into a settlement agreement in the form attached hereto as Exhibit C.

(f)    Touchstone shall cause each of Touchstone’s executive officers and directors to execute and deliver a Touchstone Officers and Directors Agreement dated as of the date hereof (and which shall be effective as of the Effective Time) in the form attached hereto as Exhibit D. FXNC shall cause each of FXNC’s executive officers and directors to execute and deliver a FXNC Officers and Directors Agreement dated as of the date hereof (and which shall be effective as of the Effective Time) in the form attached hereto as Exhibit E.

(g)    No officer, employee, or other Person (other than the corporate Parties to this Agreement) shall be deemed a third party or other beneficiary of this Agreement, and no such Person shall have any right or other entitlement to enforce any provision of this Agreement or seek any remedy in connection with this Agreement, except as may be expressly set forth in Section 7.11. No provision of this Agreement constitutes or shall be deemed to constitute, an Employee Benefit Plan or other arrangement, an amendment of any Employee Benefit Plan or other arrangement, or any provision of any Employee Benefit Plan or other arrangement.

(h)    No provision of this Agreement (i) constitutes or shall be deemed to constitute, an employee benefit plan or other arrangement, an amendment of any employee benefit plan or other arrangement, or any provision of any employee benefit plan or other arrangement or (ii) provide any right or entitlements to any employee or other third party.

(i)    Upon not less than thirty days’ notice prior to the Closing Date from FXNC to Touchstone, Touchstone shall cause the termination, amendment or other appropriate modification of each Touchstone Benefit Plan as specified by FXNC in such notice such that no Touchstone Entity shall sponsor or otherwise have any further Liability thereunder in connection with such applicable Touchstone Benefit Plans, effective as of the date which immediately precedes the Closing Date. Upon such action, participants in such applicable Touchstone Benefit Plans that are Touchstone ERISA Plans shall be 100% vested in their account balances. With respect to each such Touchstone Benefit Plan which provides for a “cash or deferred arrangement” pursuant to Code Section 401(k) (each, a “401(k) Plan”), (i) prior to the Closing Date, the appropriate Board of Directors among the Touchstone Entities shall adopt resolutions terminating each 401(k) Plan effective as of the date which immediately precedes the date which includes the Effective Time (the “Termination Date”), (ii) prior to each 401(k) Plan’s termination under “(i),” immediately above, Touchstone shall cause each 401(k) Plan to adopt all amendments, including amendments and restatements, of each document evidencing each 401(k) Plan, as may be necessary to maintain each 401(k) Plan’s compliance with Code Section 401(a) and other applicable provisions of the Code pursuant to such termination, and (iii) as of the Termination Date, Touchstone shall cause each 401(k) Plan to proceed with implementing the process of distributing each 401(k) Plan’s account balances to participants. FXNC or First Bank shall cause its Employee Benefit Plan which provides for a “cash or deferred arrangement” pursuant to Code Section 401(k) to accept direct rollovers from any 401(k) Plan described in the preceding sentence, and will use commercially reasonable efforts to permit direct rollover of a participant plan loan.

7.10 Section 16 Matters.

Prior to the Effective Time, FXNC shall take all such steps as may be required to cause any acquisitions of FXNC Common Stock (including derivative securities with respect to FXNC Common Stock) by each individual who, immediately following the Merger, will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to FXNC, resulting from the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 promulgated under the Exchange Act to the fullest extent permitted by applicable Law. Touchstone agrees to promptly furnish FXNC with all requisite information necessary for FXNC to take the actions contemplated by this Section 7.10.

7.11 Indemnification.

(a)    From and after the Effective Time, FXNC shall, and shall cause the Surviving Corporation to, indemnify, defend, and hold harmless the present and former directors and executive officers of the Touchstone Entities (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions arising out of the Indemnified Party’s service or services as directors, officers, employees, or agents of any Touchstone Entity or, at Touchstone’s request, of another corporation, partnership, joint venture, trust, or other enterprise occurring at or prior to the Effective Time (including service in connection with the transactions contemplated by this Agreement) to the fullest extent permitted under the VSCA, Section 402 of the Sarbanes-Oxley Act, the Securities Laws and FDIC Regulations Part 359, and by Touchstone’s Articles of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any FXNC Entity is insured against any such matter.

(b)    Prior to the Effective Time, FXNC shall purchase, or shall direct Touchstone to purchase, a prepaid extended reporting period endorsement under Touchstone’s existing directors’ and officers’ liability insurance coverage (“Touchstone D&O Policy”) (or, if such extended endorsement coverage is not available, or is not available on reasonable terms, for the requisite period of time, such additional policy or policies as shall be necessary to provide coverage for such period of time) for acts or omissions occurring prior to the Effective Time by such directors and officers currently covered by the Touchstone D&O Policy. The directors and officers of Touchstone shall take all reasonable actions required by the insurance carrier necessary to procure such endorsement (or additional policy or policies). Such endorsement (or additional policy or policies) shall provide such directors and officers with coverage following the Effective Time for six years.

(c)    Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 7.11, upon learning of any such Liability or Litigation, shall promptly notify FXNC and the Surviving Corporation thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) FXNC or the Surviving Corporation shall have the right to assume the defense thereof and neither FXNC nor the Surviving Corporation shall be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if FXNC or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between FXNC or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and FXNC or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; (ii) the Indemnified Parties will cooperate in good faith in the defense of any such Litigation; and (iii) neither FXNC nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent and which does not provide for a complete and irrevocable release of all FXNC Entities and their respective directors, officers, and controlling persons, employees, agents, and Representatives; and provided, that neither FXNC nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d)    If FXNC or the Surviving Corporation or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of FXNC or the Surviving Corporation shall assume the obligations set forth in this Section 7.11.

(e)    The provisions of this Section 7.11 are intended to be for the benefit of, shall be enforceable by, and may not be modified without the prior written consent of each Indemnified Party and their respective heirs and legal and personal representatives.

7.12 Directors.

Effective as of the Effective Time, FXNC and First Bank will cause three individuals who serve as directors of Touchstone at the Effective Time to be appointed as directors of FXNC and First Bank (each a “Continuing Director”) to serve until the first annual meeting of the shareholders of FXNC following the Effective Time. Subject to compliance by the Board of Directors of FXNC with its fiduciary duties (including compliance with FXNC’s Articles of Incorporation and Bylaws and corporate governance guidelines), FXNC shall nominate and recommend the Continuing Directors for reelection to the Board of Directors of FXNC at the first annual meeting of the shareholders of FXNC following the Effective Time, and FXNC’s proxy materials with respect to such annual meeting shall include the recommendation of the Board of Directors of FXNC that its shareholders vote to reelect the Continuing Directors to the same extent as recommendations are made with respect to other directors on the Board of Directors of FXNC. FXNC shall invite each of Touchstone’s non-employee directors who are not Continuing Directors to join an advisory board of FXNC following the Effective Time; provided, that service on such advisory board shall be contingent upon such director executing and delivering to FXNC an agreement in the form attached hereto as Exhibit F.

7.13 Assumption of Touchstone Debentures.

As of the Effective Time and upon the terms and conditions set forth herein, FXNC shall assume all rights and obligations of Touchstone under and relating to the Touchstone Debentures, including the due and punctual payment of the principal and any premium and interest on the Touchstone Debentures according to their terms, and the due and punctual performance of all covenants and conditions relating to the Touchstone Debentures to be performed or observed by Touchstone. As of the Effective Time, the subordinated debt securities in the Touchstone Debentures shall rank pari passu to FXNC’s subordinated debt obligations issued and outstanding from time to time. The Parties shall cooperate in good faith to execute, deliver and obtain any documents or consents deemed necessary by the Parties, in consultation with counsel, to effectuate the assumption in accordance with the requirements of the Touchstone Debentures and FXNC’s existing debt instruments, if any, including, but not limited to, any trustee and holder notifications or consents that must be delivered or obtained, as applicable, prior to or in connection with the assumption.

ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

8.1 Conditions to Obligations of Each Party.

The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 10.6:

(a)     Shareholder Approvals. The shareholders of Touchstone shall have approved this Agreement and the consummation of the transactions contemplated hereby, including the Merger, by the Requisite Touchstone Shareholder Vote, as and to the extent required by Law and by the provisions of Touchstone’s Articles of Incorporation and Bylaws. The shareholders of FXNC shall have approved this Agreement, the consummation of the transactions contemplated hereby, including the Merger and the Articles Amendment, by the Requisite FXNC Shareholder Vote, as and to the extent required by Law and by the provisions of FXNC’s Articles of Incorporation and Bylaws.

(b)     Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the good faith reasonable judgment of the Board of Directors of FXNC would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, the FXNC would not, in its reasonable judgment, have entered into this Agreement.

(c)     Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 8.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, would be reasonably likely to have, individually or in the aggregate, a Touchstone Material Adverse Effect or a FXNC Material Adverse Effect, as applicable. Touchstone shall have obtained the Consents listed in Section 8.1(c) of the Touchstone Disclosure Memorandum, including Consents from the lessors of each office leased by Touchstone. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the good faith reasonable judgment of the Board of Directors of FXNC would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, FXNC would not, in its reasonable judgment, have entered into this Agreement.

(d)     Registration Statement. The Registration Statement shall have been declared or made effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement.

(e)     Legal Proceedings. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

(f)     Exchange Listing. The shares of FXNC Common Stock to be issued to the holders of Touchstone Stock upon consummation of the Merger shall have been authorized for listing on The Nasdaq Capital Market, subject to official notice of issuance.

(g)     Tax Opinions. FXNC and Touchstone shall have each received the opinion of their respective legal counsel, dated as of the Closing, in form and substance customary in transactions of the type contemplated hereby, substantially to the effect that on the basis of the facts, representations, and assumptions set forth in such opinion, which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and (ii) FXNC and Touchstone will each be a party to that reorganization within the meaning of Section 368(b) of the Code. Such opinions may be based on, in addition to the review of such matters of fact and Law as the opinion given considers appropriate, representations contained in certificates of officers of FXNC and Touchstone.

8.2 Conditions to Obligations of FXNC.

The obligations of FXNC to perform this Agreement and to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by FXNC pursuant to Section 10.6(a):

(a)     Representations and Warranties. For purposes of this Section 8.2(a), the accuracy of the representations and warranties of Touchstone set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided, that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 4.1, 4.2(a), 4.2(b)(i), 4.3, and 4.24 shall be true and correct (except for inaccuracies which are de minimis in amount or effect). There shall not exist inaccuracies in the representations and warranties of Touchstone set forth in this Agreement (including the representations and warranties set forth in Sections 4.1, 4.2(a), 4.2(b)(i), 4.3, and 4.24) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Touchstone Material Adverse Effect; provided, that for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b)     Performance of Agreements and Covenants. Each and all of the agreements and covenants of Touchstone to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)     Officers’ Certificate. Touchstone shall have delivered to FXNC (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as it relates to Touchstone and in Sections 8.2(a), 8.2(b) and 8.2(j) have been satisfied.

(d)     Certificates of Secretary and Public Officials. The Touchstone Entities shall have delivered the following additional certificates: (i) a certificate of the secretary of the Touchstone Entities, dated as of the Closing Date, certifying as to: (1) the incumbency of officers of the Touchstone Entities executing documents and delivered in connection herewith, (2) the Articles of Incorporation of Touchstone as in effect from the date of this Agreement until the Closing Date, (3) the Bylaws of Touchstone as in effect from the date of this Agreement until the Closing Date, (4) the resolutions of Touchstone’s Board of Directors adopting, authorizing and approving the applicable matters contemplated hereunder, (5) the Articles of Incorporation of Touchstone Bank as in effect from the date of this Agreement until the Closing Date, and (6) the Bylaws of Touchstone Bank as in effect from the date of this Agreement until the Closing Date; (ii) a certificate (dated not more than 10 days prior to the Closing Date) of the Commonwealth of Virginia State Corporation Commission as to the good standing of Touchstone; (iii) if available, a certificate issued by the Federal Reserve Bank of Richmond (dated not more than ten days prior to the Closing Date) certifying that (A) Touchstone is a registered bank holding company and (B) Touchstone Bank is a member bank; and (iv) if available, a certificate of the FDIC (dated not more than ten days prior to the Closing Date) certifying that Touchstone Bank is an insured depository institution.

(e)     Employment Agreement. The Employment Agreement executed and delivered pursuant to Section 7.9(d) of this Agreement shall remain in full force and effect and the executive party thereto shall not have advised FXNC that he intends to breach such agreement.

(f)     Notices of Dissent. Touchstone shall not have received timely notice from holders of Touchstone Stock of their intent to exercise their statutory right to dissent and appraisal with respect to shares that represent more than an aggregate of 5% of the outstanding shares of Touchstone Stock.

(g)     No Material Adverse Effect. There shall not have occurred any Touchstone Material Adverse Effect from the December 31, 2022 balance sheet to the Effective Time with respect to Touchstone.

8.3 Conditions to Obligations of Touchstone.

The obligations of Touchstone to perform this Agreement and to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Touchstone pursuant to Section 10.6(b):

(a)     Representations and Warranties. For purposes of this Section 8.3(a), the accuracy of the representations and warranties of FXNC set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 5.1, 5.2(a), 5.2(b)(i), and 5.3 shall be true and correct (except for inaccuracies which are de minimis in amount or effect). There shall not exist inaccuracies in the representations and warranties of FXNC set forth in this Agreement (including the representations and warranties set forth in Sections 5.1, 5.2(a) and 5.2(b)(i), and 5.3) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a FXNC Material Adverse Effect; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b)     Performance of Agreements and Covenants. Each and all of the agreements and covenants of FXNC to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)     Officers’ Certificate. FXNC shall have delivered to Touchstone a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as they relate to FXNC and in Sections 8.3(a), 8.3(b), and 8.3(f) have been satisfied.

(d)     Certificates of Secretary and Public Officials. The FXNC Entities shall have delivered the following additional certificates: (i) a certificate of the secretary of the FXNC Entities, dated as of the Closing Date, certifying and attesting as to: (1) the incumbency of officers of the FXNC Entities executing documents executed and delivered in connection herewith, (2) the Articles of Incorporation of FXNC as in effect from the date of this Agreement until the Closing Date, (3) the Bylaws of FXNC as in effect from the date of this Agreement until the Closing Date, (4) resolutions of FXNC’s Board of Directors authorizing, adopting, or approving the applicable matters contemplated hereunder, (5) the Articles of Incorporation of First Bank as in effect from the date of this Agreement until the Closing Date, and (6) the Bylaws of First Bank as in effect from the date of this Agreement until the Closing Date; (ii) a certificate (dated not more than ten days prior to the Closing Date) of the Commonwealth of Virginia State Corporation Commission as to the good standing of FXNC; (iii) if available, a certificate issued by the Federal Reserve Bank of Richmond (dated not more than ten days prior to the Closing Date) certifying that (A) FXNC is a registered bank holding company and (B) First Bank is a member bank; and (iv) if available, a certificate of the FDIC (dated not more than ten days prior to the Closing Date) certifying that First Bank is an insured depository institution.

(e)     Payment of Merger Consideration. FXNC shall be prepared to deliver the Merger Consideration as provided by this Agreement.

(f)     No Material Adverse Effect. There shall not have occurred any FXNC Material Adverse Effect from the December 31, 2022 balance sheet to the Effective Time with respect to FXNC.

ARTICLE 9
TERMINATION

9.1 Termination.

Notwithstanding any other provision of this Agreement, and notwithstanding that either or both of the Requisite Touchstone Shareholder Vote and Requisite FXNC Shareholder Vote shall have been obtained, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a)    By mutual written agreement of FXNC and Touchstone; or

(b)    By FXNC or Touchstone (provided, that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the opinion of the non-breaching Party, to permit such Party to refuse to consummate the transactions contemplated by this Agreement pursuant to the standard set forth in Section 8.2 or 8.3 as applicable; or

(c)    By FXNC or Touchstone in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable, (iii) the Requisite Touchstone Shareholder Vote is not obtained at Touchstone’s Shareholders’ Meeting where such matters were presented to such shareholders for approval and voted upon, or (iv) the Requisite FXNC Shareholder Vote is not obtained at FXNC’s Shareholders’ Meeting where such matters were presented to such shareholders for approval and voted upon; or

(d)    By FXNC or Touchstone in the event that the Merger shall not have been consummated by March 31, 2025, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1(d); or

(e)    By FXNC (provided, that FXNC is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event that (i) Touchstone’s Board of Directors shall have made an Adverse Recommendation Change; (ii) Touchstone’s Board of Directors shall have failed to reaffirm the Touchstone Recommendation within ten business days after FXNC requests such at any time following the public announcement of an Acquisition Proposal, or (iii) Touchstone shall have failed to comply in all material respects with its obligations under Section 7.1 or 7.3; or

(f)    By Touchstone, prior to the Requisite Touchstone Shareholder Vote (and provided that Touchstone has complied in all material respects with Section 7.1 (including the provisions of 7.1(b) and (c) regarding the requirements for making an Adverse Recommendation Change) and Section 7.3), in order to enter into an agreement relating to a Superior Proposal.

9.2 Effect of Termination.

In the event of the termination and abandonment of this Agreement by either FXNC or Touchstone pursuant to Section 9.1, this Agreement shall become void and have no effect, except that (i) the provisions of Sections 7.6, 9.2, 9.3, 10.2, and 10.3 shall survive any such termination and abandonment, and (ii) no such termination shall relieve the breaching Party from Liability resulting from any breach by that Party of this Agreement.

9.3 Termination Fee.

(a)    If FXNC terminates this Agreement pursuant to Section 9.1(e) of this Agreement or Touchstone terminates this Agreement pursuant to Section 9.1(f) of this Agreement, then Touchstone shall pay to FXNC the sum of $1,900,000 (the “Termination Fee”) within five business days of the termination date. The Termination Fee shall be paid to FXNC in same day funds. Touchstone hereby waives any right to set-off or counterclaim against such amount.

(b)    In the event that (i) an Acquisition Proposal with respect to Touchstone shall have been communicated to or otherwise made known to the shareholders, senior management or Board of Directors of Touchstone, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to Touchstone, in either case after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by Touchstone or FXNC pursuant to Section 9.1(d) (if the Requisite Touchstone Shareholder Vote has not theretofore been obtained), (B) by FXNC pursuant to Section 9.1(b), or (C) by Touchstone or FXNC pursuant to Section 9.1(c)(iii), and (iii) prior to the date that is 12 months after the date of such termination, Touchstone consummates an Acquisition Transaction or enters into an Acquisition Agreement that is ultimately consummated, then Touchstone shall on the date an Acquisition Transaction is consummated, pay FXNC a fee equal to the Termination Fee in same day funds. Touchstone hereby waives any right to set-off or counterclaim against such amount.

(c)    The Parties acknowledge that the agreements contained in this Article 9 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, FXNC would not enter into this Agreement; accordingly, if Touchstone fails to pay promptly any fee payable by it pursuant to this Section 9.3, then Touchstone shall pay to FXNC its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with collecting such Termination Fee.

9.4 Non-Survival of Representations and Covenants.

Except for Articles 2 and 3, Sections 7.6(b), 7.8, 7.9, and 7.11, and this Article 9, the respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time.

ARTICLE 10
MISCELLANEOUS

10.1 Definitions.

(a)    Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“401(k) Plan” shall have the meaning as set forth in Section 7.9(j) of the Agreement.

“Acquisition Agreement” shall have the meaning as set forth in Section 7.3(a) of the Agreement.

“Acquisition Proposal” means any proposal (whether communicated to Touchstone’s chief executive officer, chief financial officer or Board of Directors or publicly announced to Touchstone’s shareholders) by any Person (other than FXNC or any of its Affiliates) for an Acquisition Transaction involving Touchstone or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries, the assets of which constitute 5% or more of the consolidated assets of Touchstone as reflected on Touchstone’s consolidated statement of condition prepared in accordance with GAAP.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from Touchstone by any Person or Group (other than FXNC or any of its Affiliates) of 25% or more in interest of the total outstanding voting securities of Touchstone or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or Group (other than FXNC or any of its Affiliates) beneficially owning 25% or more in interest of the total outstanding voting securities of Touchstone or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving Touchstone pursuant to which the shareholders of Touchstone immediately preceding such transaction hold less than 75% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 5% or more of the assets of Touchstone; or (iii) any liquidation or dissolution of Touchstone.

“Adverse Recommendation Change” shall have the meaning as set forth in Section 7.1(b) of the Agreement.

“Affiliate” of a Person means: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Agreement” shall have the meaning as set forth in the introduction of the Agreement.

“Allowance” shall have the meaning as set forth in Section 4.9(a) of the Agreement.

“Articles Amendment” shall have the meaning as set forth in Section 2.1 of the Agreement.

“Articles of Merger” shall have the meaning as set forth in Section 1.3 of the Agreement.

“Assets” of a Person means all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Average FXNC Stock Price” shall mean the volume weighted average price (rounded up to the nearest cent) of FXNC Common Stock on The Nasdaq Capital Market (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source selected by FXNC) during the Measurement Period.

“Bank Merger” shall have the meaning set forth in Section 1.5 of the Agreement.

“BHCA” shall have the meaning as set forth in Section 4.1 of the Agreement.

“BOLI” shall have the meaning set forth in Section 4.30(b) of the Agreement.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act, signed into law on March 27th, 2020, and the rules and regulations promulgated thereunder.

“CERCLA” shall have the meaning as set forth in Section 10.1(a) of the Agreement.

“Closing” shall have the meaning as set forth in Section 1.2 of the Agreement.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, and the rules and regulations promulgated thereunder.

“Computer Systems” shall have the meaning as set forth in Section 4.11(d) of the Agreement.

“Confidential Customer Information” shall have the meaning as set forth in Section 4.11(c) of the Agreement.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Continuing Director” shall have the meaning as set forth in Section 7.12 of the Agreement.

“Continuing Employee” shall have the meaning as set forth in Section 7.9(a) of the Agreement.

“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Default” means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“Disqualified Person” shall have the meaning as set forth in Section 4.15(f) of the Agreement.

“Dissenter Shares” shall have the meaning as set forth in Section 3.1(a) of the Agreement.

“DOL” shall have the meaning as set forth in Section 4.15(b) of the Agreement.

“Effective Time” shall have the meaning as set forth in Section 1.3 of the Agreement.

“Employee Benefit Plan” means each pension, retirement, profit-sharing, deferred compensation, stock option, equity incentive, synthetic equity incentive, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent or (v) arrived at through collective bargaining or otherwise.

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local Governmental Authorities with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including: (i) the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§9601 et seq. (“CERCLA”); (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§6901 et seq. (“RCRA”); (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. §§11001 et seq.); (iv) the Clean Air Act (42 U.S.C. §§7401 et seq.); (v) the Clean Water Act (33 U.S.C. §§1251 et seq.); (vi) the Toxic Substances Control Act (15 U.S.C. §§2601 et seq.); (vii) any state, county, municipal or local statues, laws or ordinances similar or analogous to the federal statutes listed in parts (i) - (vi) of this subparagraph; (viii) any amendments to the statues, laws or ordinances listed in parts (i) - (vi) of this subparagraph, regardless of whether in existence on the date hereof, (ix) any rules, regulations, guidelines, directives, orders or the like adopted pursuant to or implementing the statutes, laws, ordinances and amendments listed in parts (i) - (vii) of this subparagraph; and (x) any other law, statute, ordinance, amendment, rule, regulation, guideline, directive, Order or the like in effect now or in the future relating to environmental, health or safety matters and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business, whether or not incorporated, which together with a Touchstone Entity or FXNC Entity, as applicable, would be treated as a single employer under Code Section 414 or would be deemed a single employer within the meaning of Code Section 414.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

“Exchange Act Documents” means all forms, proxy statements, registration statements, reports, schedules, and other documents, including all certifications and statements required by the Exchange Act or Section 906 of the Sarbanes-Oxley Act with respect to any report that is an Exchange Act Document, filed, furnished, or required to be filed or furnished, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

“Exchange Agent” shall have the meaning as set forth in Section 3.2(a) of the Agreement.

“Exchange Fund” shall have the meaning as set forth in Section 3.2(a) of the Agreement.

“Exchange Ratio” shall have the meaning as set forth in Section 3.1(a) of the Agreement.

“Excluded Shares” shall have the meaning as set forth in Section 3.1(d) of the Agreement.

“Exhibits” means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto or thereto.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“Federal Reserve” shall mean the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Richmond.

“FFCRA” shall mean the Families First Coronavirus Response Act, signed into law on March 18, 2020, and the rules and regulations promulgated thereunder.

“FXNC” shall have the meaning as set forth in the introduction of the Agreement.

“FXNC Benefit Plan” shall have the meaning as set forth in Section 5.9(a) of the Agreement.

“FXNC Common Stock” means the common stock, par value $1.25 per share, of FXNC.

“FXNC Disclosure Memorandum” means the written information entitled “First National Corporation Disclosure Memorandum” delivered on or prior to the date of this Agreement to Touchstone describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made.

“FXNC Entities” means, collectively, FXNC and all FXNC Subsidiaries.

“FXNC Equity Plan” means the FXNC 2023 Stock Incentive Plan.

“FXNC Exchange Act Reports” shall have the meaning as set forth in Section 5.4(a) of the Agreement.

“FXNC Financial Advisor” means Hovde Group, LLC.

“FXNC Financial Statements” means (i) the consolidated balance sheets of FXNC as of December 31, 2022, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the period ended December 31, 2022, and for each of the three fiscal years ended December 31, 2022, as filed by FXNC in Exchange Act Documents, and (ii) the consolidated balance sheets of FXNC (including related notes and schedules, if any) and related consolidated statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in Exchange Act Documents, filed with respect to periods ended subsequent to December 31, 2022.

“FXNC Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i) the financial position, property, business, assets or results of operations of FXNC and its Subsidiaries, taken as a whole, or (ii) the ability of FXNC or its Subsidiaries to perform their obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that “FXNC Material Adverse Effect” shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (C) actions and omissions of FXNC (or any of its Subsidiaries) taken with the prior written Consent of Touchstone in contemplation of the transactions contemplated hereby, (D) the direct effects of compliance with this Agreement on the operating performance of FXNC, or (E) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, declarations of any national or global epidemic, pandemic or disease outbreak (including the novel coronavirus), or the material worsening of such conditions threatened or existing as of the date of this Agreement. Notwithstanding the foregoing, a decline, in and of itself, in the trading price of a FXNC’s common stock or the failure, in and of itself, to meet earnings projections or other internal financial forecasts, but not including the underlying causes thereof to the extent such causes are not otherwise excluded by clauses (A) through (E); except, with respect to clauses (A), (B), (C) or (E), to the extent that the impact of such change is materially disproportionately adverse to the business, properties, assets, liabilities, financial condition or results of operations of FXNC or its Subsidiaries, taken as a whole, as compared to other comparable companies in the commercial banking industry, shall not by itself be deemed to be a “FXNC Material Adverse Effect.”

“FXNC Officers and Directors Agreement” shall have the meaning as set forth in the Recitals of the Agreement.

“FXNC Regulatory Agreement” shall have the meaning as set forth in Section 5.17 of the Agreement.

“FXNC’s Shareholders’ Meeting” means the meeting of FXNC’s shareholders to be held pursuant to Section 7.1(c), including any postponements or adjournments thereof.

“FXNC Subsidiaries” means the Subsidiaries of FXNC, which shall include any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of FXNC in the future and held as a Subsidiary by FXNC at the Effective Time.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied during the periods involved.

“Governmental Authority” shall mean any federal, state, local, foreign, or other court, board, body, commission, agency, authority or instrumentality, arbitral authority, self-regulatory authority, mediator, tribunal, including Regulatory Authorities and Taxing Authorities.

“Group” shall have the meaning as set forth in Section 13(d) of the Exchange Act.

“Hazardous Material” shall mean any chemical, substance, waste, material, pollutant, or contaminant defined as or deemed hazardous or toxic or otherwise regulated under any Environmental Law, including RCRA hazardous wastes, CERCLA hazardous substances, pesticides and other agricultural chemicals, oil and petroleum products or byproducts and any constituents thereof, urea formaldehyde insulation, lead in paint or drinking water, mold, polychlorinated biphenyls (PCBs) and asbestos (specifically including asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of Environmental Law), provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of business in compliance with all applicable Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

“Indemnified Party” shall have the meaning as set forth in Section 7.11(a) of the Agreement.

“Individually Identifiable Personal Information” or “IIPI” shall have the meaning as set forth in Section 4.17(a) of the Agreement.

“Insurance Policies” shall have the meaning set forth in Section 4.30(a) of the Agreement.

“Intellectual Property” means copyrights, patents, trademarks, service marks, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

“IRS” shall have the meaning as set forth in Section 4.15(b) of the Agreement.

“Joint Proxy Statement/Prospectus” shall have the meaning as set forth in Section 4.2(c) of the Agreement.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should reasonably have been known after due inquiry of the records and employees of such Person by the executive officers of such Person without any further investigation. For the purpose of the term Knowledge, “executive officer” shall mean (i) with respect to FXNC and the FXNC Subsidiaries, those individuals set forth on Section 10.1 of the FXNC Disclosure Memorandum, and (ii) with respect to Touchstone and the Touchstone Subsidiaries, those individuals set forth on Section 10.1 of the Touchstone Disclosure Memorandum.

“Law” means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, statute, regulation or Order applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including reasonable attorneys’ fees, expert witness fees, costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or any property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for any depository institution, pledges to secure public deposits and other Liens incurred in the ordinary course of the banking business.

“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or formal or informal investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets or Liabilities (including Contracts related to Assets or Liabilities), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided, that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“Measurement Period” shall mean the 10 consecutive Trading Days ending on the fifth Trading Day immediately prior to the date on which the Effective Time occurs.

“Merger” shall have the meaning as set forth in the Recitals of the Agreement.

“Merger Consideration” shall have the meaning as set forth in Section 3.1(a) of the Agreement.

“Notice of Recommendation Change” shall have the meaning as set forth in Section 7.1(b)(iii) of the Agreement.

“Off Balance Sheet Arrangements” shall have the meaning as set forth in Section 4.6 of the Agreement.

“Operating Property” means any property owned, leased, or operated by the Party in question or by any of its Subsidiaries, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, directive, ruling, or writ of any Governmental Authority.

“Participation Facility” means any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, means the owner or operator of such facility or property, but only with respect to such facility or property.

“Party” means Touchstone or FXNC and “Parties” means two or more of such Persons.

“Party in Interest” shall have the meaning as set forth in Section 4.15(f) of the Agreement.

“Permit” means any federal, state, local, or foreign Governmental Authority approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business, the absence of which or a Default under would constitute a FXNC or Touchstone Material Adverse Effect, as the case may be.

“Person” means a natural person or any legal, commercial or Governmental Authority, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

“PPP” shall have the meaning as set forth in in Section 4.30 of the Agreement.

“Prohibited Transaction” shall have the meaning as set forth in Section 4.15(f) of the Agreement.

“RCRA” shall have the meaning as set forth in Section 10.1(a) of the Agreement.

“Registration Statement” shall have the meaning as set forth in Section 4.2(c) of the Agreement.

“Regulatory Authorities” means, collectively, the SEC, The Nasdaq Stock Market, the Financial Industry Regulatory Authority, Inc., the Bureau of Financial Institutions, a division of the State Corporation Commission of the Commonwealth of Virginia, the FDIC, the Department of Justice, and the Federal Reserve and all other federal, state, county, local or other Governmental Authorities having jurisdiction over a Party or its Subsidiaries.

“Representative” means any investment banker, financial advisor, attorney, accountant, consultant, or other representative or agent of a Person.

“Requisite FXNC Shareholder Vote” shall have the meaning as set forth in Section 5.2(a) of the Agreement.

“Requisite Touchstone Shareholder Vote” shall have the meaning as set forth in Section 4.2(a) of the Agreement.

“Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, warrants, or other binding obligations of any character whatsoever by which a Person is or may be bound to issue additional shares of its capital stock or other securities, securities or rights convertible into or exchangeable for, shares of the capital stock or other securities of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“SECURE Act” means the Setting Every Community Up for Retirement Enhancement Act of 2019, signed into law on December 20, 2019, and the rules and regulations promulgated thereunder.

“Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder.

“Securities Laws” means the Securities Act, the Exchange Act, the Investment Company Act of 1940, the Investment Advisors Act of 1940, the Trust Indenture Act of 1939, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Shareholders’ Meeting” shall have the meaning as set for in Section 4.2(c) of the Agreement.

“Subsidiaries” means all those corporations, banks, associations, or other entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Superior Proposal” means any bona fide written Acquisition Proposal made by a third party that if consummated would result in such Person (or its shareholders) owning, directly or indirectly, more than 50% of the shares of Touchstone Common Stock then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all of the assets of Touchstone which Touchstone’s Board of Directors (after consultation with the Touchstone Financial Advisor and Touchstone’s outside counsel) determines (taking into account all financial, legal, regulatory, and other aspects of such proposal and the third party making the proposal) in good faith to be (i) more favorable to Touchstone’s shareholders from a financial point of view than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by FXNC in response to such offer or otherwise)), and (ii) reasonably capable of being completed.

“Surviving Corporation” means FXNC as the Surviving Corporation resulting from the Merger.

“Takeover Laws” shall have the meaning as set forth in Section 4.23 of the Agreement.

“Tax” or “Taxes” means all taxes, charges, fees, levies, imposts, duties, or assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges of any kind whatsoever, imposed or required to be withheld by any Governmental Authority (domestic or foreign), including any interest, penalties, and additions imposed thereon or with respect thereto.

“Tax Return” means any report, return, information return, or other information required to be supplied to a Governmental Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the administration of any Tax.

“Termination Date” shall have the meaning as set forth in Section 7.9(j) of the Agreement.

“Termination Fee” shall have the meaning as set forth in Section 9.3(a) of the Agreement.

“Touchstone” shall have the meaning as set forth in the introduction of the Agreement.

“Touchstone Benefit Plan(s)” shall have the meaning as set forth in Section 4.15(a) of the Agreement.

“Touchstone Book-Entry Shares” shall have the meaning as set forth in Section 3.1(b) of the Agreement

“Touchstone Common Stock” means the common stock, par value $2.00 per share, of Touchstone.

“Touchstone Contracts” shall have the meaning as set forth in Section 4.16(a) of the Agreement.

“Touchstone D&O Policy” shall have the meaning as set forth in Section 7.11(b) of the Agreement.

“Touchstone Debentures” shall have the meaning as set forth in Section 4.3(c) of the Agreement.

“Touchstone Disclosure Memorandum” means the written information entitled “Touchstone Bankshares, Inc. Disclosure Memorandum” delivered on or prior to the date of this Agreement to FXNC describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made.

“Touchstone Entities” means, collectively, Touchstone and all Touchstone Subsidiaries.

“Touchstone Equity Plan” means Touchstone’s 2018 Stock Incentive Plan.

“Touchstone ERISA Plan” shall have the meaning as set forth in Section 4.15(a) of the Agreement.

“Touchstone Financial Advisor” means Piper Sandler & Co.

“Touchstone Financial Statements” means (i) the consolidated balance sheets of Touchstone as of December 31, 2022, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the period ended December 31, 2022, and for each of the three fiscal years ended December 31, 2022, and (ii) the consolidated balance sheets of Touchstone (including related notes and schedules, if any) and related consolidated statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 2022.

“Touchstone Information Systems” shall have the meaning as set forth in Section 4.11(b) of the Agreement.

“Touchstone Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i) the financial position, property, business, assets or results of operations of Touchstone and its Subsidiaries, taken as a whole, or (ii) the ability of Touchstone or its Subsidiaries to perform their obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that “Touchstone Material Adverse Effect” shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (C) actions and omissions of Touchstone (or any of its Subsidiaries) taken with the prior written Consent of FXNC in contemplation of the transactions contemplated hereby, (D) the direct effects of negotiating, entering into and compliance with this Agreement on the operating performance of Touchstone, including specifically Touchstone’s costs and expenses associated therewith, including, but not limited to, accounting, financial advisor, and legal fees, or (E) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, declarations of any national or global epidemic, pandemic or disease outbreak (including the novel coronavirus), or the material worsening of such conditions threatened or existing as of the date of this Agreement. Notwithstanding the foregoing, any change in the per share price of Touchstone Common Stock on or after the date of execution of this Agreement by FXNC shall not by itself be deemed to be a “Touchstone Material Adverse Effect.”

“Touchstone Officers and Directors Agreement” shall have the meaning as set forth in the Recitals of the Agreement.

“Touchstone Recommendation” shall have the meaning as set forth in Section 7.1(a) of the Agreement.

“Touchstone Regulatory Agreement” shall have the meaning as set forth in Section 4.22 of the Agreement.

“Touchstone Restricted Stock Award” means an award in respect of a share of Touchstone Common Stock subject to vesting, repurchase or other lapse restriction granted under the Touchstone Equity Plan.

“Touchstone Series A Preferred Stock” means the Series A Preferred Stock, par value $2.00 per share, of Touchstone.

“Touchstone Shareholders’ Meeting” means the meeting of Touchstone’s shareholders to be held pursuant to Section 7.1(a), including any adjournment or adjournments thereof.

“Touchstone Stock” means the Touchstone Common Stock and the Touchstone Series A Preferred Stock.

“Touchstone Subsidiaries” means the Subsidiaries, if any, of Touchstone. As of the date of this Agreement, Touchstone has the following Subsidiaries: Touchstone Bank and McKenney Group, LLC d/b/a Touchstone Financial.

“Trading Day” means any day on which shares of FXNC Common Stock are traded, as reported on The Nasdaq Capital Market.

“VSCA” means the Virginia Stock Corporation Act.

“WARN Act” shall have the meaning as set forth in Section 4.14(c) of the Agreement.

(b)    Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation”, and such terms shall not be limited by enumeration or example.

10.2 Expenses.

Each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, and which in the case of Touchstone, shall be paid at or prior to Closing and prior to the Effective Time. For avoidance of doubt, any expenses related to the printing and mailing of the Joint Proxy Statement/Prospectus shall be borne equally by FXNC and Touchstone.

10.3 Brokers and Finders.

Except for Touchstone Financial Advisor as to Touchstone and FXNC Financial Advisor as to FXNC, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by Touchstone or FXNC, each of Touchstone and FXNC, as the case may be, agrees to indemnify and hold the other Party harmless from any Liability in respect of any such claim. Touchstone has made available to FXNC a copy of Touchstone Financial Advisor’s engagement letter.

10.4 Entire Agreement.

Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 7.9 and 7.11.

10.5 Amendments.

To the extent permitted by Law, and subject to Section 1.4, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after obtaining the Requisite Touchstone Shareholder Vote and the Requisite FXNC Shareholder Vote; provided, that after any such approval by the holders of Touchstone Stock, there shall be made no amendment that reduces or modifies the consideration to be received by holders of Touchstone Stock in connection with the Merger.

10.6 Waivers.

(a)    Prior to or at the Effective Time, FXNC, acting through its Boards of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Touchstone, to waive or extend the time for the compliance or fulfillment by Touchstone of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of FXNC under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of FXNC.

(b)    Prior to or at the Effective Time, Touchstone, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by FXNC, to waive or extend the time for the compliance or fulfillment by FXNC of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Touchstone under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Touchstone.

(c)    The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

10.7 Assignment.

Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law, including by merger or consolidation, or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

10.8 Notices.

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, or email (with, in the case of email, confirmation of date and time by the transmitting equipment) to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered or refused:

FXNC:	First National Corporation
1835 Valley Avenue
Winchester, VA 22601
Attn: Scott C. Harvard
Email: sharvard@fbvirginia.com

Copy to Counsel:	Nelson Mullins Riley & Scarborough LLP
2 W. Washington Street, Suite 400
Greenville, SC 29601
Attn: Benjamin A. Barnhill
Email: ben.barnhill@nelsonmullins.com

Touchstone:	Touchstone Bankshares, Inc.
4300 Crossings Boulevard
Prince George, VA 23875
Attn: James R. Black
Email: james.black@touchstone.bank

Copy to Counsel:	Williams Mullen
200 S. 10th Street, Suite 1600
Richmond, VA 23219
Attn: Scott H. Richter
Benjamin A. McCall
Email: srichter@williamsmullen.com
bmccall@williamsmullen.com

10.9 Governing Law; Jurisdiction

Regardless of any conflict of law or choice of law principles that might otherwise apply, the Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the Commonwealth of Virginia. The Parties agree that any suit, action or proceeding brought by either Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Harrisonburg, Virginia. Each of the Parties submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each Party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

10.10 Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Transmission by telecopy, facsimile, email or other form of electronic transmission of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart.

10.11 Captions; Articles and Sections.

The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

10.12 Interpretations.

(a)         Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

(b)         No disclosure, representation or warranty shall be required to be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information of a Governmental Authority by any Party hereto to the extent prohibited by applicable law, and, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.

10.13 Enforcement of Agreement.

The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.14 Severability.

Any term or provision of this Agreement, which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[signatures appear on next page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officer as of the day and year first above written.

FIRST NATIONAL CORPORATION
(FXNC)

By:	/s/ Scott C. Harvard
Scott C. Harvard
President and Chief Executive Officer

TOUCHSTONE BANKSHARES, INC.
(TOUCHSTONE)

By:	/s/ James R. Black
James R. Black
President and Chief Executive Officer

EXHIBIT A

AGREEMENT OF MERGER

OF

TOUCHSTONE BANK

WITH AND INTO

FIRST BANK

THIS AGREEMENT OF MERGER, dated as of [●], 2024 (this “Agreement”), is made and entered into between First Bank, a Virginia state-chartered member bank (“First Bank”), and Touchstone Bank, a Virginia state-chartered member bank (“Touchstone Bank”).

WHEREAS, First Bank, a Virginia state-chartered member bank duly organized and existing under the laws of the Commonwealth of Virginia with its main office located at 112 W King St., Strasburg, VA 22657, has authorized capital stock consisting of 150,000 shares of common stock, par value $25.00 per share, of which 97,896 shares of common stock are issued and outstanding as of the date hereof;

WHEREAS, Touchstone Bank, a Virginia state-chartered member bank duly organized and existing under the laws of the Commonwealth of Virginia with its main office located at 20701 First Street, McKenney, VA 23872, has authorized capital stock consisting of 10,000,000 shares of common stock, par value $2.00 per share, of which 3,337,248 shares of common stock are issued and outstanding as of the date hereof, and 500,000 shares of preferred stock, par value of $2.00 per share, of which 29,148 shares of preferred stock are issued and outstanding as of the date hereof;

WHEREAS, First National Corporation (the holding company of First Bank) (“Parent”) and Touchstone Bankshares, Inc. (the holding company of Touchstone Bank) (“Touchstone Parent”) are parties to that certain Agreement and Plan of Merger, dated as of March 25, 2024 (the “Parent Merger Agreement”), pursuant to which, subject to the terms and conditions of the Parent Merger Agreement, Touchstone Parent shall merge with and into Parent (the “Parent Merger”), whereby Parent shall be the surviving corporation; and

WHEREAS, the respective boards of directors of First Bank and Touchstone Bank, acting pursuant to resolutions duly adopted pursuant to the authority given by, and in accordance with, applicable law, have approved this Agreement and authorized the execution hereof.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

1 –     THE MERGER

1.1	Merger; Surviving Bank

Subject to the terms and conditions of this Agreement, as of the Effective Time (as hereinafter defined), Touchstone Bank shall be merged with and into First Bank, pursuant to the provisions of Section 6.2-822 of the Code of Virginia (said transaction, the “Merger”), and the corporate existence of Touchstone Bank shall cease. First Bank shall continue its corporate existence under the laws of the Commonwealth of Virginia and shall be the entity surviving the Merger (the “Surviving Bank”). The Merger shall have the effect provided in Section 6.2-822.C of the Code of Virginia. The parties hereto intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement shall be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.2	Articles of Incorporation and Bylaws

From and after the Effective Time, the Articles of Incorporation of First Bank shall be the Articles of Incorporation of the Surviving Bank until thereafter amended in accordance with applicable law. From and after the Effective Time, the Bylaws of First Bank shall be the Bylaws of the Surviving Bank until thereafter amended in accordance with applicable law.

1.3	Effective Time of Merger

The Merger shall become effective at such time and date as are agreed to by First Bank and Touchstone Bank, subject to the receipt of all necessary approvals from any state or federal regulatory authority having jurisdiction over the Merger, or such other time and date as shall be provided by applicable law or regulation. The date and time of such effectiveness is referred to as the “Effective Time.”

1.4	Effect of Merger

At the Effective Time, by virtue of the Merger and without further act, deed, conveyance or other transfer, all of the property, rights, powers and franchises of Touchstone Bank and First Bank shall vest in First Bank as the Surviving Bank, and the Surviving Bank shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of Touchstone Bank and First Bank, and to have succeeded to all of the relationships, fiduciary or otherwise, of Touchstone Bank and First Bank as fully and to the same extent as if such property, rights, powers, franchises, debts, liabilities, obligations, duties and relationships had been originally acquired, incurred or entered into by the Surviving Bank; provided, however, that the Surviving Bank shall not, through the Merger, acquire power to engage in any business or to exercise any right, privilege or franchise that is not conferred on the Surviving Bank by the laws of the Commonwealth of Virginia or applicable regulations. The Surviving Bank, upon the consummation of the Merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as agent, trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, conservator, assignee, receiver and committee of estates of incompetents, bailee or depository of personal property, and in every other fiduciary and/or custodial capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by each of Touchstone Bank and First Bank immediately prior to the Effective Time.

1.5	Business of Surviving Bank

The business of the Surviving Bank after the Merger shall continue to be that of a Virginia state-chartered member bank and shall be conducted at its main office, which shall be located at 112 W. King Street, Strasburg, VA 22657, and at legally established branches.

1.6	Directors

Upon consummation of the Merger and pursuant to the terms of the Parent Merger Agreement, Parent (as the sole shareholder of First Bank) shall, in addition to the directors then serving on the board of directors of First Bank, cause the persons indicated on Exhibit A to become and serve as directors of First Bank at the effective time of the Parent Merger. Such persons serving as the directors of First Bank at the Effective Time shall be the directors of the Surviving Bank as of and from the Effective Time. Directors of the Surviving Bank shall serve for such terms in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank.

2     - TREATMENT OF SHARES

2.1	Treatment of Shares

At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof (a) each share of Touchstone Bank common stock and Touchstone Bank preferred stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be cancelled, and (b) the shares of First Bank common stock issued and outstanding immediately prior to the Effective Time shall remain outstanding, shall be unchanged after the Merger and shall immediately after the Effective Time constitute all of the issued and outstanding capital stock of the Surviving Bank.

3     - CONDITIONS PRECEDENT

3.1	Conditions

The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Shareholder Approval. The Agreement shall have been ratified and confirmed by the written consent of the sole shareholder of each of First Bank and Touchstone Bank in lieu of a meeting of shareholders, provided that such action by written consent is authorized under the applicable articles of association or bylaws or otherwise provided by law.

(b)    Regulatory Approvals. The parties shall have received all consents, approvals and permissions and the satisfaction of all of the requirements prescribed by law, including, but not limited to, the consents, approvals and permissions of all regulatory authorities which are necessary to the carrying out of the Merger described in this Agreement.

(c)    No Injunctions or Restraints. There shall not be in effect any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger.

(d)    Parent Merger. The Parent Merger shall have been consummated in accordance with the terms and conditions of the Parent Merger Agreement.

4     - TERMINATION AND AMENDMENT

4.1	Termination

Notwithstanding the approval of this Agreement by the shareholders of First Bank or Touchstone Bank, this Agreement shall terminate forthwith prior to the Effective Time in the event the Parent Merger Agreement is terminated as therein provided. This Agreement may also be terminated by mutual written consent of the parties hereto.

4.2	Amendment

This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties hereto.

5     - MISCELLANEOUS

5.1	Representations and Warranties

Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.

5.2	Further Assurances

If at any time the Surviving Bank shall consider or be advised that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Bank title to any property or rights of Touchstone Bank or otherwise carry out the provisions hereof, the proper officers and directors of Touchstone Bank, as of the Effective Date, and thereafter the officers of the Surviving Bank acting on behalf of Touchstone Bank, shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Bank and otherwise carry out the provisions hereof.

5.3	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to any applicable conflicts of law, except to the extent federal law may be applicable.

5.4	Successors and Assigns

This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.5	Counterparts

This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement of Merger to be executed by its duly authorized officers, all as of the date first set forth above.

FIRST BANK By Name: Scott C. Harvard Title: Chief Executive Officer
TOUCHSTONE BANK By Name: James R. Black Title: President and Chief Executive Officer

[Signature Page to Agreement of Merger]

EXHIBIT A

New Directors

[●]

[●]

[●]

Execution Version

EXHIBIT B

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into as of March 25, 2024, by and among FIRST NATIONAL CORPORATION, a Virginia corporation (the “Corporation”), First Bank, a Virginia state-chartered member bank and wholly-owned subsidiary of Corporation (“First Bank,” and together with the Corporation, the “Employer”) and James R. Black (the “Employee”). This Agreement shall take effect on the date of the consummation of the Mergers referenced below (the “Effective Date”), provided Employee has timely executed and not revoked the Settlement, Waiver, and Release Agreement with Touchstone Bankshares, Inc., a Virginia corporation (“Touchstone Parent”) and Touchstone Bank, a Virginia state-chartered member bank (“Touchstone Bank” and, together with Touchstone Parent, “Touchstone”) attached hereto as Exhibit A (the “Settlement Agreement”). Upon their effectiveness, this Agreement and the Settlement Agreement shall constitute the entire agreement between the parties hereto and supersede all prior agreements, any understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof, specifically including the Amended and Restated Employment Agreement between Touchstone and the Employee dated October 23, 2023 and the Amended and Restated Change in Control Employment Agreement between Touchstone and the Employee dated October 23, 2023 (collectively, the “Prior Employment Agreement”). If the Parent Merger (as defined below) does not occur, or if Employee fails to timely execute or revokes the Settlement Agreement, this Agreement shall be null and void ab initio.

RECITALS

WHEREAS, as of the date hereof, the Corporation and Touchstone Parent have entered into an Agreement and Plan of Merger (such agreement as amended or supplemented from time to time being referred to herein as the “Merger Agreement”), pursuant to which Touchstone Parent will merge with and into the Corporation, with the Corporation as the surviving entity (the “Parent Merger”);

WHEREAS, as of the date hereof, First Bank and Touchstone Bank have entered into a Bank Merger Agreement (such agreement as amended or supplemented from time to time being referred to herein as the “Merger Agreement”), pursuant to which Touchstone Bank will merge with and into First Bank, with First Bank as the surviving entity (the “Bank Merger” and, together with the Parent Merger, the “Mergers”);

WHEREAS, the Employee presently serves as President and Chief Executive Officer of Touchstone Parent and Touchstone and will continue to do so until the Effective Date of the Mergers;

WHEREAS, the Employee has significant and valuable institutional knowledge of Touchstone and Touchstone’s business, customers, and employees, and upon consummation of the Mergers, the Employer desires for the Employee to serve the Employer on the terms and conditions hereinafter set forth;

WHEREAS, the Employee desires to accept such engagement, upon consummation of the Merger, on the terms and conditions provided herein; and

WHEREAS, the payments and other benefits provided under this Agreement are specifically conditioned upon the Executive entering into the Settlement Agreement attached hereto as Exhibit A and shall be paid at the times described herein provided that the Employee’s Settlement Agreement is effective at such time (signed, returned, and the revocation period has expired).

TERMS OF AGREEMENT

NOW, THEREFORE, for and in consideration of the premises and of the mutual promises and undertakings of the parties as hereinafter set forth, the parties covenant and agree as follows:

Section 1.    Employment. (a) Employee shall be employed as Executive Vice President, South Region President of First Bank. He shall perform such services for the Employer and/or one or more Affiliates as may be assigned to Employee by the Employer’s Chief Executive Officer from time to time upon the terms and conditions hereinafter set forth. Employee’s services shall be rendered in an executive capacity and shall be of the type for which he is suited by background and training.

(b)         References in this Agreement to services rendered for the Employer and compensation and benefits payable or provided by the Employer shall include services rendered for and compensation and benefits payable or provided by any Affiliate. References in this Agreement to the “Employer” also shall mean and refer to each Affiliate for which Employee performs services. References in this Agreement to “Affiliate” shall mean any business entity that, directly or indirectly, through one or more intermediaries, is partially owned or controlled by the Corporation.

Section 2.    Term.  The initial term of this Agreement shall be for a period ending on December 31, 2026; provided, however, that on December 31st of each year following December 31, 2024, the term of this Agreement shall be extended for one year such that the remaining term is two years (each such extended term, a “Subsequent Term”). At any time, however, either party may notify the other in writing that the term of this Agreement shall no longer be extended and that this Agreement will terminate at the end of the Subsequent Term then in effect after the effective date of such notice. If either party provides timely notice of non-renewal of the Agreement, but the Employee continues to provide services to the Employer as an employee, such post-expiration employment shall be deemed to be performed on an “at-will” basis and either party may thereafter terminate such employment with or without notice and for any or no reason and without any obligations determined by reference to this Agreement.

Section 3.    Exclusive Service.  Employee shall devote his best efforts and full time to rendering services on behalf of the Employer in furtherance of its best interests. Employee shall comply with all policies, standards and regulations of the Employer now or hereafter promulgated, and shall perform his duties under this Agreement to the best of his abilities and in accordance with standards of conduct applicable to executive officers of banks.

Section 4.    Salary.  (a) As compensation while employed hereunder, Employee, during his faithful performance of this Agreement, in whatever capacity rendered, shall receive an annual base salary of $325,000 payable on such terms and in such installments as the parties may from time to time mutually agree upon. The Chief Executive Officer, in his discretion, may increase Employee’s base salary during the term of this Agreement; provided, however, that Employee’s salary after being increased may not be decreased.

(b)         The Employer shall withhold state and federal income taxes, social security taxes and such other payroll deductions as may from time to time be required by law or agreed upon in writing by Employee and the Employer. The Employer shall also withhold and remit to the proper party any amounts agreed to in writing by the Employer and Employee for participation in any corporate sponsored benefit plans for which a contribution is required.

(c)         Except as otherwise expressly set forth hereunder, no compensation shall be paid pursuant to this Agreement in respect of any month or portion thereof subsequent to any termination of Employee’s employment by the Employer.

Section 5.    Corporate Benefit Plans.  Employee shall be entitled to participate in or become a participant in any employee benefit plan maintained by the Employer for which he is or will become eligible on such terms as the Board of Directors may, in its discretion, establish, modify or otherwise change.

Section 6.    Incentive Compensation.  Employee shall be eligible to participate in the Corporation’s Executive Incentive Compensation Plan and to receive such bonuses (in an annual amount of up to 30% of his Base Salary) as the Board of Directors, in its discretion, decides to pay to Employee under such plan to the extent Employee is employed as of the last day of the performance year, except as otherwise provided in Section 10(d)(iii). Employee shall be also eligible to participate in the Corporation’s 2023 Stock Incentive Plan (or any successor equity plans, collectively the “Equity Plan”) and to receive such awards as the Board of Directors, in its discretion, decides to award to Employee under such plan, including, but not limited to (a) 2,300 restricted stock units to be awarded to Employee within 45 days after the Effective Date, 50% of which vest on the award date and the remaining 50% vests on the first anniversary of the Effective Date, (b) 2,300 restricted stock units to be awarded on the first anniversary of the Effective Date 50% of which vest on the award date and the remaining 50% vests on the second anniversary of the Effective Date and (c) beginning on January 1, 2026, restricted stock units annually thereafter in an amount equal to 10% of his Base Salary, subject to Employer’s then-customary vesting schedule for senior executives.

If the Employee’s employment is terminated by the Employer without Cause or terminated by the Employee with Good Reason or upon the Employer’s notice to Employee that this Agreement will not be renewed, any then unvested restricted stock units previously awarded to Employee under Section 6(a) or 6(b) above shall fully vest at such employment termination date or such nonrenewal notice date, as applicable.

Conversion and Integration Bonus.  In compensation for Employee’s acceptance and performance during the Term of additional duties and responsibilities assigned to Employee in connection with the conversion of the core processing and other systems of Touchstone Bank to those of First Bank and the integration of Touchstone Bank’s operations into those of First Bank as further described below, First Bank shall pay to Employee on the first anniversary of the Effective Date a cash bonus of up to $100,000 and commensurate with the agreed upon scope of these additional services as described below, less required tax withholdings (the “Integration and Conversion Bonus”). The Integration and Conversion Bonus is in addition to and not in lieu of potential annual bonuses under the Executive Incentive Compensation Plan. To the extent the Employee accepts these additional duties, failure to satisfy any or all of the duties related to the Conversion and Integration Bonus shall not constitute a rationale for a with Cause termination, but rather shall only determine eligibility for and/or the amount of the Conversion and Integration Bonus, if any, as the Board shall determine in its discretion.

Integration and Conversion Services

During the period immediately following the Effective Date, the Employee will have additional duties and responsibilities assigned to Employee in connection with the integration of Touchstone Bank’s operations and employees into those of First Bank as well as, secondarily, with the conversion of the core processing and other systems of the Touchstone Bank to those of First Bank. During this period, Employee will complete an evaluation for First Bank of mutually agreed upon Touchstone Bank client banking relationships to determine which of Touchstone Bank’s clients would benefit from different or additional products and services provided by First Bank and engage with those Touchstone Bank clients as requested by First Bank relating to such offerings. During this period, Employee will engage those Touchstone Bank employees retained by First Bank and mutually agreed upon to insure they are meeting the expectations of First Bank and insure those employees are expanding current relationships and developing new banking relationships with First Bank customer prospects.

Section 7.    Expense Account.  The Employer shall reimburse Employee for reasonable and customary business expenses incurred in the conduct of the Employer’s business. Such expenses will include business meals, out-of-town lodging and travel expenses. Employee agrees to timely submit records and receipts of reimbursable items and agrees that the Employer can adopt reasonable rules and policies regarding such reimbursement. The Employer agrees to make prompt payment to Employee following receipt and verification of such reports. Such payment shall be made no later than March 15 following the calendar year in which the expense was incurred.

Section 8.    Automobile.  The Employer shall provide the Employee with an automobile either owned or leased by the Employer of a make and model appropriate to the Employee’s status and approved by the Employer’s Chief Executive Officer.

Section 9.    Paid Time Off.   Employee shall be entitled each fiscal year to paid time off, which shall be granted on a noncumulative basis from year-to-year pursuant to Employer’s paid time off policy. Employer reserves the right to modify this and any other personnel policy from time to time. Any payments made by Employer to Employee as compensation for paid time off shall be paid in accordance with Employer’s standard payroll procedures.

Section 10.    Termination.    (a)  Notwithstanding the termination of Employee’s employment pursuant to any provision of this Agreement, the parties shall be required to carry out any provisions of this Agreement which contemplate performance by them subsequent to such termination. In addition, no termination shall affect any liability or other obligation of either party which shall have accrued prior to such termination, including, but not limited to, any liability, loss or damage on account of breach. No termination of employment shall terminate the obligation of the Employer to make payments of any vested benefits provided hereunder or the obligations of Employee under Sections 11, 12 and 13. For purposes of this Agreement, “Terminate,” “terminated,” “termination,” or “termination of the Employee’s employment” shall mean separation from service as defined by Treasury Regulation § 1.409A-1(h).

(b)         Employee’s employment hereunder may be terminated by Employee upon 30 days written notice to the Employer or at any time by mutual agreement in writing. Employee may voluntarily terminate his employment under this Agreement for Good Reason (as defined below) and be entitled to receive the compensation and other benefits set forth in Section 4(d) provided he signs a Release and it becomes effective within 30 days after the date of his termination. Employee must provide written notice to the Employer of the existence of the event or condition constituting such Good Reason within 90 days of the initial occurrence of the event or condition alleged to constitute Good Reason. Upon delivery of such notice by Employee, the Employer shall have a period of 30 days during which it may remedy in good faith the event or condition constituting Good Reason, and Employee’s employment shall continue in effect during such time so long as the Employer is making diligent efforts to cure. In the event the Employer shall remedy in good faith the event or condition constituting Good Reason, then such notice of termination shall be null and void, and the Employer shall not be required to pay the amount due to Employee under this Section 4(b). In the event Employer does not remedy the condition constituting Good Reason within the 30-day cure period, Employee shall resign no later than 180 days following the initial existence of the condition.

(c)         Except as otherwise provided in this Section 10(c), this Agreement shall terminate upon the death of Employee. In such event the Employer shall pay to the estate of Employee the compensation including salary and accrued bonus, if any, which otherwise would be payable to Employee through the end of the month in which his death occurs. In addition, Employee’s death is not intended to, and shall not, prevent amounts to which Employee would have been entitled under Sections 10(d)(2) or 10(i) had he lived from being paid under this Agreement to Employee’s estate or beneficiaries at the time or times such amounts would have been paid had Employee lived.

(d)(1)    The Employer may terminate Employee’s employment other than for “Cause,” as defined in Section 10(e), at any time upon written notice to Employee, which termination shall be effective immediately.

(2)         If the Employer terminates the Employee’s employment without Cause or the Employee terminates with Good Reason then, provided Employee has timely executed and not revoked the Release of Claims described in Section 10(j) below:

(i)         For the remainder of the Term or Subsequent Term, as applicable, as set forth in Section 2 of this Agreement, the Employer shall continue to pay, at such times as payment was theretofore made, the salary required under Section 4 (taking into account any salary increases) that the Employee would have been entitled to receive had such termination not occurred. Notwithstanding the foregoing, if such termination occurs within one year after a Change of Control (as defined below), the Employee shall be eligible to receive the amount set forth in Section 10(i) instead of any amounts described in Section 10(d)(2).

(ii)         The Employee may continue participation, in accordance with the terms of the applicable benefits plans, in the Employer’s group health plan pursuant to plan continuation rules under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”). In accordance with COBRA, assuming the Employee is covered under the Employer’s group health plan as of his date of termination, the Employee will be entitled to elect COBRA continuation coverage for the legally required COBRA period (the “Continuation Period”). If the Employee elects COBRA coverage for group health coverage, he will be obligated to pay the portion of the full COBRA cost of the coverage equal to an active employee’s share of premiums for coverage for the respective plan year and the Employer’s share of such premiums shall be treated as taxable income to the Employee. Notwithstanding the above, the Employer’s obligations hereunder with respect to the foregoing benefits provided in this subsection (ii) shall be limited to the extent that if the Employee obtains any coverage pursuant to a subsequent employer’s benefit plans which duplicates the Employer’s coverage, the duplicative coverage may be terminated by the Employer; and

(iii)         The Employee shall receive a payment in cash on the date his employment terminates equal to the amount of any cash bonus, not including the Integration and Conversion Bonus, paid to him in respect of the fiscal year of the Employer (or his predecessor employer) prior to the fiscal year in which his employment terminates, multiplied by a fraction, the numerator of which is the number of days that elapse before the date his employment terminates in the fiscal year of the Employer in which his employment terminates and the denominator of which is three hundred sixty-five (365).

(3)         Notwithstanding anything in this Agreement to the contrary, if Employee breaches Section 11 or 12, Employee will not thereafter be entitled to receive any further compensation or benefits pursuant to this Section 10(d). In addition, notwithstanding anything in this Agreement to the contrary, the Employer shall not be required to make any payment that is prohibited by the terms of the regulations presently found at 12 C.F.R. part 359 or to the extent that any other governmental approval of the payment required by law is not received.

(e)         The Employer shall have the right to terminate Employee’s employment under this Agreement at any time for Cause, which termination shall be effective immediately. Termination for “Cause” shall include termination due to his personal dishonesty, incompetence, willful misconduct, breach of a fiduciary duty involving personal profit, willful violation of any law, rule or regulation (other than traffic violations or similar offenses), conviction of a felony or of a misdemeanor involving moral turpitude, misappropriation of the Employer’s assets (determined on a reasonable basis) or those of its Affiliates, or material breach of any other provision of this Agreement. Termination for Cause also shall include termination as a result of the Employee’s failure to correct a material deficiency in the performance of his duties within 60 days after a written notice from the Employer or such other reasonable period of time specified by the Employer if such deficiency cannot be cured within 60 days. Any notice given under this subsection shall state that it is a notice pursuant to Section 10(e) of this Agreement and shall set forth the Employer’s complaints in detail sufficient to allow Employee to understand and correct them. In the event Employee’s employment under this Agreement is terminated for Cause, Employee shall thereafter have no right to receive compensation or other benefits under this Agreement.

(f)         The Employer may terminate Employee’s employment under this Agreement, after having established the Employee’s disability by giving to Employee written notice of its intention to terminate his employment for disability and his employment with the Employer shall terminate effective on the 90th day after receipt of such notice if within 90 days after such receipt Employee shall fail to return to the full-time performance of the essential functions of his position (and if Employee’s disability has been established pursuant to the definition of “disability” set forth below). For purposes of this Agreement, “disability” means either (i) disability which after the expiration of more than 13 consecutive weeks after its commencement is determined to be total and permanent by a physician selected and paid for by the Employer or its insurers, and acceptable to Employee or his legal representative, which consent shall not be unreasonably withheld or (ii) disability as defined in the policy of disability insurance maintained by the Employer or its Affiliates for the benefit of Employee, whichever shall be more favorable to Employee. Notwithstanding any other provision of this Agreement, the Employer shall comply with all requirements of the Americans with Disabilities Act, 42 U.S.C. § 12101 et. seq.

(g)         If Employee is suspended and/or temporarily prohibited from participating in the conduct of the Employer’s affairs by a notice served pursuant to the Federal Deposit Insurance Act, the Employer’s obligations under this Agreement shall be suspended as of the date of service unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Employer may in its discretion (i) pay Employee all or part of the compensation withheld while its contract obligations were suspended, and (ii) reinstate (in whole or in part) any of its obligations which were suspended. If any payment of withheld compensation is made under this Section 10(g) in the Employer’s sole discretion, it shall be made by March 15 following the calendar year in which the charges in the applicable notice are dismissed.

(h)         If Employee is removed and/or permanently prohibited from participating in the conduct of the Employer’s affairs by an order issued under the Federal Deposit Insurance Act or the Code of Virginia, all obligations of the Employer under this Agreement shall terminate as of the effective date of the order, but vested rights of the parties shall not be affected.

(i)(1)   If within one year after a Change of Control (as defined below) shall have occurred, Employee’s employment is terminated without Cause or if he resigns for Good Reason (in accordance with Section 4(b) and as defined below), then within thirty (30) days following Employee’s last day of employment with the Employer, provided Employee has timely executed and not revoked the Release of Claims described in Section 10(j) below, the Employer shall pay to Employee as compensation for services rendered to the Employer and its Affiliates a lump sum cash amount (subject to any applicable payroll or other taxes required to be withheld) equal to 2 times his then-current annual base salary described in Section 4 hereof.

(2)         For purposes of this Agreement, a “Change of Control” occurs if, after the date of this Agreement, (i) any person, including a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, becomes the owner or beneficial owner of Corporation securities having 50% or more of the combined voting power of the then outstanding Corporation securities that may be cast for the election of the Corporation’s directors other than a result of an issuance of securities initiated by the Corporation, or open market purchases approved by the Board of Directors, as long as the majority of the Board of Directors approving the purchases is a majority at the time the purchases are made; or (ii) as the direct or indirect result of, or in connection with, a tender or exchange offer, a merger or other business combination, a sale of assets, a contested election of directors, or any combination of these events, the persons who were directors of the Corporation before such events cease to constitute a majority of the Corporation’s Board of Directors, or any successor’s board, within two years of the last of such transactions. For purposes of this Agreement, a Change of Control occurs on the date on which an event described in (i) or (ii) occurs. If a Change of Control occurs on account of a series of transactions or events, the Change of Control occurs on the date of the last of such transactions or events. Provided further that, Change in Control shall not include a transaction unless it shall qualify as a Change in Control as defined by Treasury Regulation § 1.409A-3(i)(5).

(3)         For purposes of this Agreement, “Good Reason” shall mean:

(i)         The assignment of duties to the Employee by the Employer which result in the Employee having significantly less authority or responsibility than he has on the first day following the Effective Date of the Merger;

(ii)         Requiring the Employee to maintain his principal office anywhere outside of the Virginia Counties of Dinwiddie, Chesterfield, Colonial Heights City, or Prince George, or cities located therein;

(iii)         The Employer’s failure to comply with any material term of this Agreement;

(iv)         The failure of the Employer to obtain the assumption of and agreement to perform this Agreement by any successor as contemplated in Section 14 hereof;

(v)         The Employer’s elimination, on or after a Change of Control, of any material benefit plan, program or arrangement (including without limitation a tax-qualified retirement plan) or any change, made on or after a Change of Control, to such plan, program or arrangement that materially reduces the value of the affected benefit to the Employee;

Notwithstanding the foregoing, no such circumstances or event shall constitute Good Reason unless it shall qualify as Good Reason as defined by Treasury Regulation § 1.409A-1(n)(2).

(4)         It is the intention of the parties that no payment be made or benefit provided to Employee pursuant to this Agreement that would constitute an “excess parachute payment” within the meaning of Section 280G of the Code and any regulations thereunder, thereby resulting in a loss of an income tax deduction by the Employer or the imposition of an excise tax on Employee under Section 4999 of the Code. If the independent accountants serving as auditors for the Employer on the date of a Change of Control (or any other accounting firm designated by the Employer) determine that some or all of the payments or benefits scheduled under this Agreement, as well as any other payments or benefits on a Change of Control, would be nondeductible by the Corporation under Section 280G of the Code, then the payments scheduled under this Agreement will be reduced to one dollar less than the maximum amount which may be paid without causing any such payment or benefit to be nondeductible. The determination made as to the reduction of benefits or payments required hereunder by the independent accountants shall be binding on the parties. In connection with making determinations under this subsection (5), the independent accountants shall take into account the value of any reasonable compensation for services to be rendered by the Employee before or after the Change in Control, including without limitation, the Employee’s agreement to refrain from performing services pursuant to a covenant not to compete or similar covenant, and the Employer shall cooperate in good faith in connection with any such valuations and reasonable compensation positions.

(j)         Within 60 days of termination of the Employee’s employment, and as a condition to the Employer’s obligation to pay any severance hereunder, the Employee shall enter into a release in the form provided by the Employer, and the Employee may not revoke such release within the revocation period stated in such release, which shall acknowledge such remaining obligations and discharge the Employer and its officers, directors and employees with respect to their actions for or on behalf of the Employer, from any other claims or obligations arising out of or in connection with the Employee’s employment by the Employer, including the circumstances of such termination. In addition, if such severance payment is made by the Employer, and if the 60-day period spans two calendar years, regardless of when such release is executed by the Employee, such severance payment must be made in the subsequent calendar year, regardless of when the release is executed by the Employee.

Section 11.    Confidentiality/Nondisclosure.  Employee covenants and agrees that any and all information concerning the customers, businesses and services of the Employer of which he has knowledge or access as a result of his association with the Employer in any capacity, shall be deemed confidential in nature and shall not, without the proper written consent of the Employer, be directly or indirectly used, disseminated, disclosed or published by Employee to third parties other than in connection with the usual conduct of the business of the Employer. Such information shall expressly include, but shall not be limited to, information concerning the Employer’s trade secrets, business operations, business records, customer lists or other customer information. Upon termination of employment Employee shall deliver to the Employer all originals and copies of documents, forms, records or other information, in whatever form it may exist, concerning the Employer or its business, customers, products or services. In construing this provision, it is agreed that it shall be interpreted broadly so as to provide the Employer with the maximum protection. This Section 11 shall not be applicable to any information which, through no misconduct or negligence of Employee, has previously been disclosed to the public by anyone other than Employee.

Nothing in this Agreement restricts or prohibits the Employee or the Employee’s counsel from initiating communications directly with, responding to any inquiry from, volunteering information to, or providing testimony before a self-regulatory authority or a governmental, law enforcement or other regulatory authority, including the U.S. Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board, the Department of Justice, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Congress, and any Office of Inspector General (collectively, the “Regulators”), from participating in any reporting of, investigation into, or proceeding regarding suspected violations of law, or from making other disclosures that are protected under or from receiving an award for information provided under the whistleblower provisions of state or federal law or regulation. The Employee does not need the prior authorization of the Employer to engage in such communications with the Regulators, respond to such inquiries from the Regulators, provide confidential information or documents containing confidential information to the Regulators, or make any such reports or disclosures to the Regulators. The Employee is not required to notify the Employer that the Employee has engaged in such communications with the Regulators. The Employee recognizes and agrees that, in connection with any such activity outlined above, the Employee must inform the Regulators that the information the Employee is providing is confidential.

Federal law provides certain protections to individuals who disclose a trade secret to their attorney, a court, or a government official in certain, confidential circumstances. Specifically, federal law provides that an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret under either of the following conditions:

●

Where the disclosure is made (a) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney; and (b) solely for the purpose of reporting or investigating a suspected violation of law; or

●	Where the disclosure is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

Federal law also provides that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (a) files any document containing the trade secret under seal; and (b) does not disclose the trade secret, except pursuant to court order.

Section 12.    Covenant Not to Compete.   During the Term and Subsequent Term, as applicable, and in the event there is a termination of Employee’s employment for any reason, including resignation or retirement, during the Term and Subsequent Term, as applicable, for such period that Employee is receiving the compensation and other benefits set forth in Section 4(d) and throughout any further period that he is an officer or employee of the Employer, Employee covenants and agrees that he will not, directly or indirectly, either as a principal, agent, employee, employer, stockholder, co-partner or in any other individual or representative capacity whatsoever: (i) engage in a Competitive Business anywhere within a ten (10) mile straight-line radius of any office operated by the Employer on the date Employee’s employment terminates; or (ii) solicit, or assist any other person or business entity in soliciting, any depositors or other customers of the Employer to make deposits in or to become customers of any other financial institution conducting a Competitive Business; or (iii) solicit, or assist any other person or business entity in soliciting, any individuals to terminate their employment with the Employer or its Affiliates. As used in this Agreement, the term “Competitive Business” means all banking and financial products and services that are substantially similar to those offered by the Employer on the date that Employee’s employment terminates. Except as otherwise expressly provided in Section 10(d)(3) of this Agreement, the parties intend that the covenants and restrictions in this Section 12 be enforceable against Employee regardless of the reason that his employment by the Employer may terminate and that such covenants and restrictions shall be enforceable against Employee even if this Agreement expires after a notice of nonrenewal given by Employee or the Employer under Section 2 of this Agreement. Notwithstanding the foregoing, Employer and Employee may agree in writing with prior approval that a particular job or position will not be considered prohibited competition under this Section 12.

Section 13.    Injunctive Relief, Damages, Etc.  Employee agrees that given the nature of the positions held by Employee with the Employer, that each and every one of the covenants and restrictions set forth in Sections 11 and 12 above are reasonable in scope, length of time and geographic area and are necessary for the protection of the significant investment of the Employer in developing, maintaining and expanding its business. Accordingly, the parties hereto agree that in the event of any breach by Employee of any of the provisions of Sections 11 or 12 that monetary damages alone will not adequately compensate the Employer for its losses and, therefore, that it may seek any and all legal or equitable relief available to it, specifically including, but not limited to, injunctive relief and Employee shall be liable for all damages, including actual and consequential damages, costs and expenses, including legal costs and actual attorneys’ fees, incurred by the Employer as a result of taking action to enforce, or recover for any breach of, Section 11 or Section 12. The covenants contained in Sections 11 and 12 shall be construed and interpreted in any judicial proceeding to permit their enforcement to the maximum extent permitted by law. Should a court of competent jurisdiction determine that any provision of the covenants and restrictions set forth in Section 12 above is unenforceable as being overbroad as to time, area or scope, the court may strike the offending provision or reform such provision to substitute such other terms as are reasonable to protect the Employer’s legitimate business interests.

Section 14.    Binding Effect/Assignability.   This Agreement shall be binding upon and inure to the benefit of the Employer and Employee and their respective heirs, legal representatives, executors, administrators, successors and assigns, but neither this Agreement, nor any of the rights hereunder, shall be assignable by Employee or any beneficiary or beneficiaries designated by Employee. The Employer will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business, stock or assets of the Employer, by agreement in form and substance reasonably satisfactory to the Employee, to expressly assume and agree to perform this Agreement in its entirety. Failure of the Employer to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Employee to the compensation described in Sections 10(d) and 10(i).

Section 15.    Governing Law.  This Agreement shall be subject to and construed in accordance with the laws of the Commonwealth of Virginia, without regard to that body of law known as choice of law, except to the extent governed by the laws of the United States of America in which case federal laws shall govern. Any litigation arising out of or related to this Agreement shall only be brought exclusively in the state or federal court in Harrisonburg, Virginia. Each party (a) consents to the personal jurisdiction of said courts, (b) waives any venue or inconvenient forum defense to any proceeding maintained in such courts, and (c) agrees not to bring any proceeding arising out of or relating to this Agreement in any other court.

Section 16.    Invalid Provisions.  The invalidity or unenforceability of any particular provision of this Agreement shall not affect the validity or enforceability of any other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

Section 17.    Notices.   Any and all notices, designations, consents, offers, acceptance or any other communications provided for herein shall be given in writing and shall be deemed properly delivered if delivered in person or by registered or certified mail, return receipt requested, addressed in the case of the Employer to its registered office or in the case of Employee to his last known address.

Section 18.    Entire Agreement.

(a)         This Agreement and the Settlement Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes any and all other agreements, either oral or in writing, among the parties hereto with respect to the subject matter hereof, specifically including the Prior Employment Agreement.

(b)         This Agreement may be executed in one or more counterparts, each of which shall be considered an original copy of this Agreement, but all of which together shall evidence only one agreement.

Section 19.    Amendment and Waiver.   This Agreement may not be amended except by an instrument in writing signed by or on behalf of each of the parties hereto. No waiver of any provision of this Agreement shall be valid unless in writing and signed by the person or party to be charged.

Section 20.    Case and Gender.   Wherever required by the context of this Agreement, the singular or plural case and the masculine, feminine and neuter genders shall be interchangeable.

Section 21.    Captions.   The captions used in this Agreement are intended for descriptive and reference purposes only and are not intended to affect the meaning of any Section hereunder.

Section 22.    Code Section 409A.   All payments that may be made and benefits that may be provided pursuant to this Agreement are intended to qualify for an exclusion from Section 409A of the Code and any related regulations or other pronouncements thereunder and, to the extent not excluded, to meet the requirements of Section 409A of the Code. Any payments made under Section 10 of this Agreement which are paid on or before the last day of the applicable period for the short-term deferral exclusion under Treasury Regulation § 1.409A-1(b)(4) are intended to be excluded under such short-term deferral exclusion. Any remaining payments under Section 10 are intended to qualify for the exclusion for separation pay plans under Treasury Regulation § 1.409A-1(b)(9). Each payment made under Section 10 shall be treated as a “separate payment,” as defined in Treasury Regulation § 1.409A-2(b)(2), for purposes of Code Section 409A. Further, notwithstanding anything to the contrary, all severance payments payable under the provisions of Section 10 shall be paid to the Employee no later than the last day of the second calendar year following the calendar year in which occurs the date of the Employee’s termination of employment. None of the payments under this Agreement are intended to result in the inclusion in the Employee’s federal gross income on account of a failure under Section 409A(a)(1) of the Code. The parties intend to administer and interpret this Agreement to carry out such intentions. However, the Employer does not represent, warrant or guarantee that any payments that may be made pursuant to this Agreement will not result in inclusion in the Employee’s gross income, or any penalty, pursuant to Section 409A(a)(1) of the Code or any similar state statute or regulation.

Notwithstanding any other provision of this Agreement, to the extent that the right to any payment (including the provision of benefits) hereunder provides for the “deferral of compensation” within the meaning of Section 409A(d)(1) of the Code, the payment shall be paid (or provided) as follows: if the Employee is a “Specified Employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code on the date of the Employee’s termination (the “Separation Date”), and if an exemption from the six month delay requirement of Code Section 409A(a)(2)(B)(i) is not available, then no such payment that is payable on account of the Employee’s termination shall be made or commence during the period beginning on the Separation Date and ending on the date that is six months following the Separation Date or, if earlier, on the date of the Employee’s death. The amount of any payment that would otherwise be paid to the Employee during this period shall instead be paid to the Employee on the first day of the first calendar month following the end of the period.

Section 23.    Compliance with Regulatory Restrictions.   Notwithstanding anything to the contrary herein, and in addition to any restrictions stated above, any compensation or other benefits paid to the Employee shall be limited to the extent required by any federal or state regulatory agency having authority over the Employer. The Employee agrees that compliance by the Employer with such regulatory restrictions, even to the extent that compensation or other benefits paid to the Employee are limited, shall not be a breach of this Agreement by the Employer.

Section 24.    Apportionment.   First Bank and the Corporation shall apportion any payments or benefits paid to the Employee pursuant to this Agreement among themselves as they may agree from time to time; provided, however, that they must satisfy in full all such obligations in a timely manner as set forth in this Agreement regardless of any agreed-upon apportionment. Employee’s receipt of satisfaction in full of any such obligation from First Bank or the Corporation shall extinguish the obligations of the other with respect to such obligation.

[signatures appear on following page]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be executed on the date first above written.

EMPLOYEE James R. Black FIRST NATIONAL CORPORTION By: Name: Scott C. Harvard Title: President and Chief Executive Officer FIRST BANK By: Name: Scott C. Harvard Title: Chief Executive Officer

Execution Version

EXHIBIT B

Exhibit A

Settlement, Waiver, and Release Agreement

EXHIBIT C

SETTLEMENT, WAIVER, AND RELEASE AGREEMENT

This Settlement, Waiver, and Release Agreement (the “Agreement”) is made and entered into as of [•], 2024, by and among [•] (“Employee”), Touchstone Bankshares, Inc., a Virginia corporation (“Touchstone”), and Touchstone Bank, a Virginia state-chartered member bank (“Touchstone Bank” and, together with Touchstone, “Employer”).

THE PARTIES acknowledge the following:

WHEREAS, Touchstone has entered into an Agreement and Plan of Merger with First National Corporation (“FXNC”), a Virginia corporation, dated [•], 2024 (the “Merger Agreement”), pursuant to which the Touchstone will merge with and into FXNC, with FXNC continuing as the surviving entity (the “Merger”);

WHEREAS, Touchstone Bank has entered into a Bank Merger Agreement with First Bank (“First Bank”), a Virginia state-chartered member bank and wholly-owned subsidiary of FXNC, dated [•], 2024, pursuant to which the Touchstone Bank will merge with and into First Bank, with First Bank continuing as the surviving entity;

WHEREAS, Employee is employed by Employer pursuant to that certain [amended and restated change in control employment agreement, dated October 23, 2023], by and between Employee and Employer (the “Prior Employment Agreement”);1

WHEREAS, if the Merger is consummated, it will constitute a “Change in Control” for the purposes of Section 14 of the Prior Employment Agreement; and

WHEREAS, Employer has further notified Employee that it will unilaterally terminate the Prior Employment Agreement immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger, and, subject to Employee’s execution and delivery of this Agreement to Employer, pay or cause to be paid to Employee the additional cash payment described herein.

NOW THEREFORE, in consideration of the foregoing and the mutual agreements and promises set forth within this Agreement, the receipt and sufficiency of which are hereby acknowledged, Employee and Employer agree as follows:

1.         Effectiveness. This Agreement shall become effective immediately prior to the Effective Time of the Merger. If the Merger is not consummated or the Merger Agreement is terminated pursuant to its terms, then this Agreement will be null and void and of no effect and the Prior Employment Agreement will continue in accordance with its respective terms, provided that if Employee has already received any Settlement Payment described in Section 2 below, Employee shall promptly repay such amounts to Employer. For the avoidance of doubt, following the execution of this Agreement, Employee’s employment will remain in effect under the Prior Employment Agreement until the Effective Time of the Merger or, if earlier, a termination of the Prior Employment Agreement in accordance with its terms.

1 Note to Draft: As to James Black, per Section 5(h) of his Amended and Restated Employment Agreement, that agreement terminates upon a change in control and his termination benefits are determined/paid solely pursuant to his Amended and Restated Change in Control Employment Agreement. But for him, this provision will also reference his Amended and Restated Employment Agreement for the sake of clarification.

2.         Settlement Payment.

(a)         In consideration of Employee’s agreements and promises set forth herein, and in full and complete satisfaction of Employer’s obligations under the Prior Employment Agreement, Employer will pay to Employee a lump sum cash payment in the gross amount of $[•]2 (as calculated and reflected on Exhibit A hereto) (such amount, the “Settlement Payment”) provided Employee has executed and returned this Agreement prior to the Effective Time of the Merger, and Employee remains continuously employed through the Effective Time of the Merger. Employee acknowledges that this amount represents the amount payable to Employee pursuant to Section 6(a) of the Prior Employment Agreement reduced, to the extent necessary, as described in Section 2(b) and Section 3 below. The Settlement Payment shall be paid immediately prior to the Effective Time of the Merger by Employer. Notwithstanding the foregoing, the outplacement services described in Section 10 of the Prior Employment Agreement shall remain available to Employee for the period described in such Section 10, if and to the extent the such services would not constitute “excess parachute payments” (as defined below) after first taking into account the Settlement Payment.

(b)         Reduction of Payment. Notwithstanding anything contained in this Agreement to the contrary, to the extent any portion of the payment described herein or any other payment or distribution of any type to or for Employee by Employer, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (the “Payments”) constitute “excess parachute payments” (within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations thereunder) that would be subject to the excise tax imposed under Section 4999 of the Code, such Payments will be reduced (but not below zero) if and to the extent necessary so that no Payments to be made or benefit to be provided to Employee will be subject to such excise tax.

3.         Tax Matters. Employer will withhold from all amounts payable under this Agreement such federal, state, local and employment taxes as Employer reasonably determines are required to be withheld pursuant to any applicable law. Employee will be solely responsible for any and all federal and state tax liability or consequences (including, but not limited to, taxes, contributions, withholdings, fines, penalties, and interest) which could arise as a result of the payment to Employee pursuant to this Agreement.

2 Note to Draft:  For each officer with a Change in Control Agreement, regardless of whether or when any termination of employment occurs, the Settlement Payment will equal an amount calculated under Section 6(a)(i), (ii) and (iii) of such Change in Control Agreement, subject to reduction under Section (e) of such Change in Control Agreement and Section 2(b) of this Agreement.

4.         Release and Covenant Not to Sue.

(a)         In exchange for Employer’s agreement to provide the Settlement Payment, Employee (for himself, his attorneys, heirs, executors, administrators, successors, and assigns) hereby releases and discharges Employer, FXNC, First Bank (whether directly or by reason of such entities’ succession to Employer), and all subsidiary and/or affiliated companies of Employer, FXNC, First Bank as well as Employer’s, FXNC’s and First Bank’s respective successors, assigns, officers, owners, directors, agents, representatives, attorneys, advisors and employees (all of whom are collectively referred to throughout this Agreement as the “Releasees”) from any and all claims, demands, and liabilities that Employee has ever had or now may have against the Releasees by reason of anything occurring, done or omitted to be done as of or prior to the effective time of this Agreement, both known and unknown, including, but not limited to, any and all claims, demands, and liabilities based on Employee’s employment with Employer (collectively, the “Released Claims”).

(b)         Without limiting the generality of the preceding paragraph, Employee acknowledges and agrees that the Released Claims include, but are not limited to:

(i)    any and all claims for additional compensation or benefits other than the compensation and benefits set forth in this Agreement, whether pursuant to the Prior Employment Agreement or otherwise, but excluding Employee’s wages earned but not yet paid up to the Effective Time;

(ii)    any and all common law claims, including but not limited to wrongful discharge, breach of express or implied contract, breach of the implied covenant of good faith and fair dealing, negligent or intentional infliction of emotional distress, invasion of privacy, defamation, slander, libel, fraud, misrepresentation, violations of public policy, and negligence under any theory of recovery (including but not limited to negligent supervision or retention); and

(iii)    any and all claims arising under any state or federal legislation, including, but not limited to, claims under the Age Discrimination in Employment Act of 1967; Title VII of the Civil Rights Act of 1964; Section 1981 of the Civil Rights Act of 1866; the Civil Rights Act of 1991; the Americans with Disabilities Act of 1990, the Civil Rights Act of 1991; the Genetic Information Non-Discrimination Act of 2008; the Family and Medical Leave Act of 1993; the Fair Labor Standards Act; the Employee Retirement Income Security Act (“ERISA”); the Consolidated Budget Reconciliation Act (“COBRA”); the Worker Adjustment and Retraining Notification Act; the Equal Pay Act of 1963; the Pregnancy Discrimination Act; Uniformed Services Employment and Reemployment Rights Act; the Occupational Safety and Health Act; and any and all similar state laws and/or state laws addressing the rights of employees and the payment of wages, including but not limited to the Virginians with Disabilities Act, the Virginia Genetic Testing Law, the Virginia Equal Pay Act, the Virginia Workers’ Compensation Act, the Virginia Occupational Safety and Health Act, the Virginia Fraud Against Taxpayers Act, the Virginia Payment of Wage Law, the Virginia Right-to-Work Law, and the Virginia Human Rights Act, and any other federal, state or local law or regulation prohibiting employment discrimination or otherwise applicable to the employment relationship between Employee and Employer.

(c)         Notwithstanding any other provision contained herein, the Released Claims do not include (i) Employer’s indemnification obligations to Employee pursuant to the respective Bylaws or the Articles of Incorporation (as amended or restated) of Touchstone and Touchstone Bank, as applicable; (ii) any vested rights that Employee may have under the terms of any 401(k) plan, equity plan, deferred compensation plan or other benefit plan of Employer; (iii) Employee’s eligibility to elect continuation of insurance coverage in accordance with provisions of state law and/or the Consolidated Omnibus Budget Reconciliation Act; (iv) claims for unemployment or workers’ compensation; (v) claims for wages earned by Employee but not yet paid; (vi) PTO or Medical PTO; (vii) Employee’s rights under this Agreement; and (viii) Employee’s rights under the Merger Agreement. The foregoing waiver, release and discharge does not waive, release or discharge claims that cannot be released by private agreement.

(d)         Employee, on Employee’s own behalf and on behalf of Employee’s heirs, personal representatives, successors and assigns, agrees and covenants that Employee will not sue or assert any claim against any of the Released Parties on any ground arising out of or related to any of the Released Claims. Employee acknowledges and agrees that this Section 4(d) does not preclude Employee from filing a charge or complaint with, or cooperating in any investigation by, any government agency (including but not limited to the Equal Employment Opportunity Commission), to the extent permitted by law, but Employee expressly releases, waives, and disclaims any right to compensation, monetary damages, attorneys’ fees and/or costs related to or arising from any such charge, complaint or lawsuit filed by Employee or on Employee’s behalf, individually or collectively, involving any of the Released Parties. Additionally, nothing in this Agreement shall be interpreted or applied in a manner that affects or limits Employee’s ability to challenge this Agreement’s compliance with notice and other requirements of the Age Discrimination in Employment Act (“ADEA”).

(e)         Without waiving any prospective or retrospective rights under the Fair Labor Standards Act (“FLSA”), Employee admits that he has received from Employer all rights and benefits, if any, potentially due to him pursuant to the FLSA. Employee further represents that he is aware of no facts (including any injuries or illnesses) that might lead to his filing of a workers’ compensation claim against Employer. It is the parties’ intention to release all claims that can legally be released but no more than that.

5.         No Admission of Liability. This Agreement will in no way be construed as an admission by any of the Releasees that it, he or she has acted wrongfully with respect to Employee or any other person or that Employee has any rights whatsoever against the Releasees or any of them. The Releasees specifically disclaim any liability to or wrongful acts against Employee or any other person or entity on the part of themselves, their employees, or their agents.

6.         No Prior Assignment. Employee represents and warrants, recognizing that the truth of this representation and warranty is material to Employer’s entry into this Agreement, that Employee has not assigned, transferred, or conveyed at any time to any individual or entity any alleged rights, claims, or causes of action against Employer.

7.         Continued Employment Relationship. Nothing in this Agreement confers on Employee any right to continue in the service of Employer, FXNC, or First Bank for any period of time or restrict in any way the right of Employer, FXNC, or First Bank or Employee to terminate Employee’s employment at any time.

8.         Non-disparagement. Employee agrees that Employee will not denigrate, defame, disparage, or cast aspersions upon Employer, FXNC, or First Bank or the management, products, services, and/or manner of doing business of any of them; provided, however, that nothing in this Agreement prohibits Employee from providing truthful information and/or testimony in connection with any litigation or any investigation or proceeding conducted by a governmental agency.

9.         Performance. Employer’s obligation to perform under this Agreement is conditioned upon Employee’s agreements and promises to Employer as set forth herein. In the event Employee breaches any such agreements or promises or causes any such agreements or promises to be breached, Employer’s obligations to perform under this Agreement will automatically terminate and Employer will have no further obligation to Employee.

10.         Successors and Assigns. The rights and obligations of this Agreement will bind and inure to the benefit of the surviving entity in any merger or consolidation in which Employer is a party, or any assignee of all or substantially all of Employer’s business and properties. Employee’s rights and obligations under this Agreement may not be assigned by him, except that his right to receive accrued but unpaid compensation, unreimbursed expenses and other rights, if any, provided under this Agreement, which survive termination of this Agreement will pass after death to his estate.

11.         Governing Law. This Agreement shall be subject to and construed in accordance with the laws of the Commonwealth of Virginia, without regard to that body of law known as choice of law, except to the extent governed by the laws of the United States of America in which case federal laws shall govern. Any litigation arising out of or related to this Agreement shall only be brought exclusively in the state or federal court in Harrisonburg, Virginia. Each party (a) consents to the personal jurisdiction of said courts, (b) waives any venue or inconvenient forum defense to any proceeding maintained in such courts, and (c) agrees not to bring any proceeding arising out of or relating to this Agreement in any other court.

12.         Entire Agreement; Counterparts; Modification.

(a)         This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any and all other agreements, either oral or in writing, among the parties hereto with respect to the subject matter hereof.

(b)         This Agreement may be executed in one or more counterparts, each of which shall be considered an original copy of this Agreement, but all of which together shall evidence only one agreement.

(c)         This Agreement may not be amended except by an instrument in writing signed by or on behalf of each of the parties hereto. No waiver of any provision of this Agreement shall be valid unless in writing and signed by the person or party to be charged.

13.         Validity. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the validity or enforceability of any other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

14.         Notice. Any and all notices, designations, consents, offers, acceptance or any other communications provided for herein shall be given in writing and shall be deemed properly delivered if delivered in person or by registered or certified mail, return receipt requested, addressed in the case of Employer to its registered office or in the case of Employee to his last known address.

PLEASE READ THIS AGREEMENT CAREFULLY. IT CONTAINS A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS.

YOU AGREE THAT YOU RECEIVED VALUABLE CONSIDERATION IN EXCHANGE FOR ENTERING INTO THIS AGREEMENT AND THAT EMPLOYER ADVISED YOU IN WRITING TO CONSULT AN ATTORNEY OF YOUR OWN CHOOSING PRIOR TO SIGNING THIS AGREEMENT. YOU ACKNOWLEDGE THAT NO REPRESENTATIONS OR INDUCEMENTS HAVE BEEN MADE TO YOU EXCEPT AS SET FORTH HEREIN, AND THAT YOU HAVE SIGNED THIS AGREEMENT KNOWINGLY AND VOLUNTARILY.

[Signature Page Immediately Follows]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be executed on the date first above written.

EMPLOYEE [•] EMPLOYER: TOUCHSTONE BANKSHARES, INC. By: Name: [•] Title: [•] TOUCHSTONE BANK By: Name: [•] Title: [•]

EXHIBIT D

OFFICERS AND DIRECTORS AGREEMENT

This OFFICERS AND DIRECTORS AGREEMENT (this “Agreement”) is dated as of March [●], 2024, by and between the undersigned holder (“Shareholder”) of common stock, $2.00 par value per share, of Touchstone Bankshares, Inc., a Virginia corporation with its principal office in Prince George, Virginia (“Touchstone”), and First National Corporation, a Virginia corporation with its principal office in Strasburg, Virginia (“FXNC”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).

WHEREAS, concurrently with the execution of this Agreement, Touchstone and FXNC are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which Touchstone will merge with and into FXNC, with FXNC being the surviving entity, and each outstanding share of Touchstone Common Stock will be converted into the right to receive the Merger Consideration;

WHEREAS, Shareholder beneficially owns and has sole voting power, or the ability to direct the vote, with respect to the number of shares of Touchstone Common Stock as is indicated on the signature page of this Agreement under the heading “Total Number of Shares of Touchstone Common Stock Subject to this Agreement” (such shares, together with all shares of Touchstone Common Stock subsequently acquired by Shareholder during the term of this Agreement being referred to as the “Shares”); and

WHEREAS, it is a material inducement to the willingness of FXNC to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

NOW, THEREFORE, in consideration of, and as a material inducement to, FXNC entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by FXNC in connection therewith, Shareholder and FXNC agree as follows:

1.          Agreement to Vote Shares. Shareholder agrees that, except as set forth in Section 10 of this Agreement, while this Agreement is in effect, at any meeting of shareholders of Touchstone, however called, or at any adjournment thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by FXNC, Shareholder shall:

(1)         appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(2)         vote (or cause to be voted), in person or by proxy, all the Shares that are beneficially owned by Shareholder or as to which Shareholder has, directly or indirectly, the sole right to vote or direct the voting, (i) in favor of approval of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof adopted in accordance with the terms thereof); (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Touchstone contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or this Agreement.

Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of Touchstone, to approve or adopt the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.

2.          No Transfers. While this Agreement is in effect, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of law, in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to each transferee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, and (d) such transfers as FXNC may otherwise permit in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.

3.          Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with FXNC as follows:

(a)         Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

(b)         This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by FXNC, constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c)         The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

(d)         Shareholder is the record and beneficial owner of, or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares, and the Shares are owned free and clear of any liens, security interests, charges or other encumbrances. Shareholder does not beneficially own with sole voting power, or the ability to direct the vote, any shares of capital stock of Touchstone or any other securities convertible into or exercisable or exchangeable for such capital stock, other than the Shares. The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity for any other person or entity that is not an Affiliate of Shareholder, and no representation by Shareholder is made with respect thereto. Shareholder has the right to vote the Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement.

4.          No Solicitation of Other Proposals. From and after the date hereof until the termination of this Agreement pursuant to Section 7 hereof, except as set forth in Section 10 of this Agreement, Shareholder, in his, her or its capacity as a shareholder of Touchstone, shall not, nor shall such Shareholder authorize any partner, officer, director, advisor or Representative of, such Shareholder or any of his, her or its Affiliates to (and, to the extent applicable to Shareholder, such Shareholder shall use commercially reasonable efforts to prohibit any of his, her or its Representatives or Affiliates to), (a) initiate, solicit, induce or knowingly encourage, or knowingly take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than FXNC or First Bank) any information or data with respect to Touchstone, Touchstone Bank or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle, letter of intent, memorandum of understanding or similar arrangement with respect to an Acquisition Proposal, (d) solicit proxies with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, or (e) initiate a shareholders’ vote or action by consent of Touchstone’s shareholders with respect to an Acquisition Proposal.

5.          Irrevocable Proxy. Subject to the last sentence of this Section 5, by execution of this Agreement, Shareholder hereby appoints FXNC with full power of substitution and resubstitution, as Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of Shareholder’s rights with respect to the Shares, to vote, if Shareholder is unable to perform his, her or its obligations under this Agreement, each of such Shares that Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of Touchstone, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of Touchstone taken by written consent. Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 7 hereof and hereby revokes any proxy previously granted by Shareholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement, including upon termination of the Merger Agreement by Touchstone pursuant to Section 9.1(f) of the Merger Agreement in order to enter into a Superior Proposal.

6.          Specific Performance; Remedies. Shareholder acknowledges that it is a condition to the willingness of FXNC to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to FXNC if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, FXNC will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that FXNC has an adequate remedy at law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with FXNC’s seeking or obtaining such equitable relief. In addition, after discussing the matter with Shareholder, FXNC shall have the right to inform any third party that FXNC reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and of the rights of FXNC hereunder, and that participation by any such persons with Shareholder in activities in violation of Shareholder’s agreement with FXNC set forth in this Agreement may give rise to claims by FXNC against such third party.

7.          Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the written consent of the parties hereto, and shall be automatically terminated upon termination of the Merger Agreement by any party thereto in accordance with its terms. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

8.          Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provision hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

9.          Severability. Any term or provision of this Agreement, which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.          Capacity as Shareholder. This Agreement shall apply to Shareholder solely in his or her capacity as a shareholder of Touchstone and it shall not apply in any manner to Shareholder in his or her capacity as a director, officer or employee of Touchstone or in any other capacity. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his or her fiduciary duties as a director or officer of Touchstone, if applicable.

11.          Governing Law; Jurisdiction. Regardless of any conflict of law or choice of law principles that might otherwise apply, the parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the Commonwealth of Virginia. The parties agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Harrisonburg, Virginia. Each of the parties submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

12.          WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.

13.          Waiver of Appraisal Rights; Further Assurances. Provided that the Merger is consummated in compliance with the terms of the Merger Agreement, that the consideration offered pursuant to the Merger is not less than that specified in the Merger Agreement executed on or about the date hereof, and that this Agreement has not been terminated in accordance with its terms, to the extent permitted by applicable law, Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger or demand fair value for his or her Shares in connection with the Merger, in each case, that Shareholder may have under applicable law. From time to time prior to the termination of this Agreement, at FXNC’s request and without further consideration, Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to effect the actions and consummate the transactions contemplated by this Agreement. Shareholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against FXNC or First Bank, Touchstone or Touchstone Bank, or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger.

14.          Disclosure. Shareholder hereby authorizes Touchstone and FXNC to publish and disclose in any announcement or disclosure required by the U.S. Securities and Exchange Commission and in the Proxy Statement such Shareholder’s identity and ownership of the Shares and the nature of Shareholder’s obligations under this Agreement.

15.          Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Transmission by telecopy, facsimile, email or other form of electronic transmission of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

FIRST NATIONAL CORPORATION By: Name: Scott C. Harvard Title: President and Chief Executive Officer SHAREHOLDER By: Name: Total Number of Shares of Touchstone Common Stock Subject to this Agreement:

EXHIBIT E

OFFICERS AND DIRECTORS AGREEMENT

This OFFICERS AND DIRECTORS AGREEMENT (this “Agreement”) is dated as of March [●], 2024, by and between the undersigned holder (“Shareholder”) of common stock, $1.25 par value per share, of First National Corporation, a Virginia corporation with its principal office in Strasburg, Virginia (“FXNC”), and Touchstone Bankshares, Inc., a Virginia corporation with its principal office in Prince George, Virginia (“Touchstone”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).

WHEREAS, concurrently with the execution of this Agreement, FXNC and Touchstone are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which Touchstone will merge with and into FXNC, with FXNC being the surviving entity;

WHEREAS, Shareholder beneficially owns and has sole voting power, or the ability to direct the vote, with respect to the number of shares of FXNC Common Stock as is indicated on the signature page of this Agreement under the heading “Total Number of Shares of FXNC Common Stock Subject to this Agreement” (such shares, together with all shares of FXNC Common Stock subsequently acquired by Shareholder during the term of this Agreement being referred to as the “Shares”); and

WHEREAS, it is a material inducement to the willingness of Touchstone to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

NOW, THEREFORE, in consideration of, and as a material inducement to, Touchstone entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by Touchstone in connection therewith, Shareholder and Touchstone agree as follows:

1.          Agreement to Vote Shares. Shareholder agrees that, except as set forth in Section 10 of this Agreement, while this Agreement is in effect, at any meeting of shareholders of FXNC, however called, or at any adjournment thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by Touchstone, Shareholder shall:

(1)         appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(2)         vote (or cause to be voted), in person or by proxy, all the Shares that are beneficially owned by Shareholder or as to which Shareholder has, directly or indirectly, the sole right to vote or direct the voting, (i) in favor of approval of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof adopted in accordance with the terms thereof); (ii) in favor of approval of the Articles Amendment; (iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of FXNC contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iv) against any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or this Agreement.

Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of FXNC, to approve or adopt the Merger Agreement and the Articles Amendment unless this Agreement shall have been terminated in accordance with its terms.

2.          No Transfers. While this Agreement is in effect, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of law, in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to each transferee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, and (d) such transfers as Touchstone may otherwise permit in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.

3.          Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with Touchstone as follows:

(a)         Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

(b)         This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by Touchstone, constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c)         The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

(d)         Shareholder is the record and beneficial owner of, or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares, and the Shares are owned free and clear of any liens, security interests, charges or other encumbrances. Shareholder does not beneficially own with sole voting power, or the ability to direct the vote, any shares of capital stock of FXNC or any other securities convertible into or exercisable or exchangeable for such capital stock, other than the Shares. The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity for any other person or entity that is not an Affiliate of Shareholder, and no representation by Shareholder is made with respect thereto. Shareholder has the right to vote the Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement.

4.          No Interference with Merger. From and after the date hereof until the termination of this Agreement pursuant to Section 7 hereof, except as set forth in Section 10 of this Agreement, Shareholder, in his, her or its capacity as a shareholder of FXNC, shall not, nor shall such Shareholder authorize any partner, officer, director, advisor or Representative of, such Shareholder or any of his, her or its Affiliates to (and, to the extent applicable to Shareholder, such Shareholder shall use commercially reasonable efforts to prohibit any of his, her or its Representatives or Affiliates to), encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement.

5.          Irrevocable Proxy. Subject to the last sentence of this Section 5, by execution of this Agreement, Shareholder hereby appoints Touchstone with full power of substitution and resubstitution, as Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of Shareholder’s rights with respect to the Shares, to vote, if Shareholder is unable to perform his, her or its obligations under this Agreement, each of such Shares that Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of FXNC, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of FXNC taken by written consent. Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 7 hereof and hereby revokes any proxy previously granted by Shareholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement.

6.          Specific Performance; Remedies. Shareholder acknowledges that it is a condition to the willingness of Touchstone to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to Touchstone if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, Touchstone will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that Touchstone has an adequate remedy at law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Touchstone’s seeking or obtaining such equitable relief. In addition, after discussing the matter with Shareholder, Touchstone shall have the right to inform any third party that Touchstone reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and of the rights of Touchstone hereunder, and that participation by any such persons with Shareholder in activities in violation of Shareholder’s agreement with Touchstone set forth in this Agreement may give rise to claims by Touchstone against such third party.

7.          Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the written consent of the parties hereto, and shall be automatically terminated upon termination of the Merger Agreement by any party thereto in accordance with its terms. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

8.          Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provision hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

9.          Severability. Any term or provision of this Agreement, which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.          Capacity as Shareholder. This Agreement shall apply to Shareholder solely in his or her capacity as a shareholder of FXNC and it shall not apply in any manner to Shareholder in his or her capacity as a director, officer or employee of FXNC or in any other capacity. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his or her fiduciary duties as a director or officer of FXNC, if applicable.

11.          Governing Law; Jurisdiction. Regardless of any conflict of law or choice of law principles that might otherwise apply, the parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the Commonwealth of Virginia. The parties agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Richmond, Virginia. Each of the parties submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

12.          WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.

13.          Further Assurances. From time to time prior to the termination of this Agreement, at Touchstone’s request and without further consideration, Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to effect the actions and consummate the transactions contemplated by this Agreement. Shareholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against FXNC or First Bank, Touchstone or Touchstone Bank, or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger.

14.          Disclosure. Shareholder hereby authorizes FXNC and Touchstone to publish and disclose in any announcement or disclosure required by the U.S. Securities and Exchange Commission and in the Proxy Statement such Shareholder’s identity and ownership of the Shares and the nature of Shareholder’s obligations under this Agreement.

15.          Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Transmission by telecopy, facsimile, email or other form of electronic transmission of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

TOUCHSTONE BANKSHARES, INC. By: Name: James R. Black Title: President and Chief Executive Officer SHAREHOLDER By: Name: Total Number of Shares of FXNC Common Stock Subject to this Agreement:

EXHIBIT F

ADVISORY BOARD MEMBER AGREEMENT

THIS ADVISORY BOARD MEMBER AGREEMENT (this “Agreement”), dated as of [●], 2024, by and between First Bank (the “Bank”), a Virginia state-chartered member bank, and [______________________] (the “Member”), is effective as of the date set forth above. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).

WHEREAS, on March [●], 2024, First National Corporation, a Virginia corporation (“FXNC”) and the sole shareholder of the Bank, and Touchstone Bankshares, Inc., a Virginia corporation (“Touchstone”) and the sole shareholder of Seller (defined below) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Touchstone will merge with and into FXNC, with FXNC being the surviving entity;

WHEREAS, the Bank has determined that it is in its best interests to establish an advisory board consisting of certain directors of Touchstone Bank (“Seller”) who will not serve on the board of directors of the Bank following the date and time when Articles of Merger effecting the merger of Seller with and into the Bank are filed with the Virginia State Corporation Commission (the “Effective Date”), together with additional individuals, if any, appointed by the Bank in its sole discretion following the Effective Date (the “Advisory Board”); and

WHEREAS, the Member has invaluable knowledge and expertise regarding the business and geographic market area of Seller and the Bank wishes to appoint the Member to serve on the Advisory Board on the terms and subject to the conditions specified hereinafter.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Bank and the Member hereby agree as follows:

1.    Advisory Period. The Member is appointed to serve on the Advisory Board commencing on the date hereof and continuing until the two-year anniversary of the Effective Date, unless terminated earlier as provided herein (the “Advisory Period”). The board of directors of the Bank may retain or terminate the Advisory Board following the two-year anniversary of the Effective Date. To the extent that the Advisory Board is retained for more than two years following the Effective Date, compensation to the Member for Advisory Board services following the two-year anniversary of the Effective Date will be established no later than the two-year anniversary of the Effective Date.

2.    Advisory Services. During the Advisory Period, the Member shall (a) attend Advisory Board meetings, as much as is reasonably practicable for Member, (b) make himself or herself reasonably available to the Bank to discuss matters relating to its banking business in certain markets served by Seller as of the Effective Date (the “Seller Markets”), and (c) advise on specific projects for the Bank relating to business opportunities in the Seller Markets, in each case, as may be reasonably requested from time to time by the Bank. Meetings of the Advisory Board shall be held four (4) times annually during the Advisory Period pursuant to a regular schedule with any meeting that is held outside such schedule being called by not less than five (5) days’ written notice to the Member unless waived by the Member (with attendance being deemed a waiver). The Member shall not be a legal director of the Bank and will not have the voting rights or legal responsibilities associated therewith (except as set forth in this Agreement).

3.    Consideration. In consideration for agreeing to provide the advisory services set forth in Section 2, the Member shall be paid an aggregate advisory fee of $50,000.00, which fee shall be paid in two (2) equal parts within thirty (30) days of the one-year and two-year anniversary, respectively, of the Effective Date (the “Advisory Fee”).

4.    Sole Consideration. Except as specifically provided in Section 3 of this Agreement, the Member shall be entitled to no compensation or benefits from the Bank with respect to the advisory services for the first two (2) years following the Effective Date.

5.    Status as an Independent Contractor. The Bank and the Member acknowledge and agree that the Member shall be acting and shall act at all times as an independent contractor only and not as an employee, agent, partner or joint venturer of or with the Bank. The Member acknowledges that he or she is solely responsible for the payment of all Federal, state, local and foreign taxes that are required by applicable laws or regulations to be paid with respect to the Advisory Fees payable hereunder.

6.    Confidentiality.

(a)    All Confidential Information and Trade Secrets and all physical embodiments thereof received or developed by the Member during the Advisory Period are confidential to and are and will remain the sole and exclusive property of the Bank. Except to the extent necessary to perform the services contemplated by Section 2 hereof, the Member will hold such Confidential Information and Trade Secrets in trust and strictest confidence, and will not use, reproduce, distribute, disclose or otherwise disseminate the Confidential Information and Trade Secrets or any physical embodiments thereof and may in no event take any action causing or fail to take the action necessary in order to prevent, any Confidential Information and Trade Secrets disclosed to or developed by the Member to lose its character or cease to qualify as Confidential Information or Trade Secrets. Upon request by the Bank, and in any event upon termination of the Member’s service on the Advisory Board for any reason, as a prior condition to receiving any final compensation hereunder, the Member will promptly deliver to the Bank all property belonging to the Bank, including, without limitation, all Confidential Information and Trade Secrets (and all embodiments thereof) then in the Member’s custody, control or possession. The covenants of confidentiality set forth herein will apply on and after the date hereof to any Confidential Information and Trade Secrets disclosed by the Bank or developed by the Member prior to or after the date hereof. The covenants restricting the use of Confidential Information will continue and be maintained by the Member for a period of three (3) years following the termination of this Agreement. The covenants restricting the use of Trade Secrets will continue and be maintained by the Consultant following termination of this Agreement for so long as permitted by applicable state law. For purposes of this Section 6, the terms below shall have the following meanings ascribed to them:

(b)    “Confidential Information” means data and information relating to the business of the Bank (which does not rise to the status of a Trade Secret) which is or has been disclosed to the Member or of which the Member became aware as a consequence of or through his relationship to the Bank and that has value to the Bank and is not generally known to its competitors. Confidential Information shall not include any data or information that has been voluntarily disclosed to the public by the Bank (except where such public disclosure has been made by the Consultant without authorization) or that has been independently developed and disclosed by others, or that otherwise enters the public domain through lawful means.

(c)    “Trade Secrets” means information including, but not limited to, technical or non-technical data, formulas, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, financial plans, product plans or lists of actual or potential customers or suppliers which (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

7.    Non-Compete; Non-Solicit.

(a)    During the twenty-four (24) months following the Effective Date and for such longer period as the Member shall serve the Bank on this Advisory Board (the “Restricted Period”), the Member covenants and agrees that the Member will not, directly or indirectly, either as a principal, agent, employee, employer, stockholder, co-partner or in any other individual or representative capacity whatsoever: (i) solicit, or assist any other person or business entity in soliciting, any depositors or other customers of FXNC, Touchstone or either of their respective Affiliates to make deposits in or to become customers of any other financial institution conducting a Competitive Business; or (ii) solicit, or assist any other person or business entity in soliciting, any individuals to terminate their employment with FXNC, Touchstone or either of their respective Affiliates. For the purposes of this Section 7(a), “Competitive Business” means all banking and financial products and services that are substantially similar to those offered by the Bank on the date during the Restricted Period of the alleged action in violation of this restrictive covenant.

(b)    By signing this Agreement, Member expressly acknowledges that the limitations, duration and scope of the restrictions described in this Section 7 are not contingent on the service or continued service of Member and are fair and reasonable. Accordingly, the parties hereto agree that in the event of any breach by Member of any of the provisions of this Section 7 that monetary damages alone will not adequately compensate the Bank for its losses and, therefore, that it may seek any and all legal or equitable relief available to it, specifically including, but not limited to, injunctive relief and Member shall be liable for all damages, including amounts paid under Section 3 hereof, actual and consequential damages, costs and expenses, including legal costs and actual attorneys’ fees, incurred by the Bank as a result of taking action to enforce, or recover for any breach of, this Section 7. If, under the circumstances existing at the time of enforcement of this Agreement, the limitations, duration or scope described in this Section 7 are found or held to be unreasonable by an arbitrator or court of competent jurisdiction, Member and the Bank expressly agree that the maximum limitations, duration and scope reasonable under the circumstances shall be substituted for the stated limitations, duration and scope.

(c)    Notwithstanding the foregoing, Member and the Bank agree that the restrictions set forth in this Section 7 shall not apply if Member is (i) subject to an employment agreement with FXNC or the Bank following the Effective Date or (ii) becomes a member of the Board of Directors of FXNC or the Bank.

8.    Termination of Arrangement. This Agreement shall expire on the second anniversary of the Effective Date except for Section 6 (which will survive for the periods set forth therein) and Sections 5, 9, and 10 (which will survive indefinitely). Notwithstanding the foregoing, this Agreement (other than Sections 5, 6, 7, 9, and 10) may be terminated prior to its expiration (a) by the Member, immediately upon his written or oral resignation from the Advisory Board or (b) by the Bank (i) upon two consecutive absences by the Member from duly-called meetings of the Advisory Board, (ii) upon a material breach by the Member of this Agreement or any other agreement between the Member and the Bank or FXNC, or (iii) upon the good faith determination by the Bank that the Member is engaging or has engaged in conduct that is not in the best interests of the Bank, which conduct (if able to be cured) remains uncured by the Member fifteen (15) days following notice from the Bank to the Member describing such conduct. Any termination of this Agreement by the Bank prior to the second anniversary of the Effective Date shall be effective immediately upon delivery of written notice of termination by the Bank to the Member.

9.    Miscellaneous.

(a)    Successors and Assigns. This Agreement will be binding upon, inure to the benefit of and be enforceable by, as applicable, the Bank and the Member and their respective personal or legal representatives, executors, administrators, successors, assigns, heirs, distributees and legatees. This Agreement is personal in nature and the Member shall not, without the written consent of the Bank, assign, transfer or delegate this Agreement or any rights or obligations hereunder.

(b)    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia without giving effect to such state’s laws and principles regarding the conflict of laws.

(c)    Amendment. No provision of this Agreement may be amended, modified, waived or discharged unless such amendment, waiver, modification or discharge is agreed to in writing and such writing is signed by the Member and the Bank.

(d)    Notice. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered, by email, or by certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Member:	At the address or email address most recently on the books and records of the Bank.

If to the Bank:	First Bank 1835 Valley Avenue Winchester, VA 22601 Attn: Scott C. Harvard Email: sharvard@fbvirginia.com or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

(e)    Headings. The headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(f)    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

10.    Internal Revenue Code Section 409A.

(a)    General. This Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder (and any applicable transition relief under Section 409A of the Code). Nevertheless, the tax treatment of the benefits provided under the Agreement is not warranted or guaranteed. Neither the Bank nor its directors, officers, employees or advisers (other than the Member) shall be held liable for any taxes, interest, penalties or other monetary amounts owed by the Member as a result of the application of Section 409A of the Code.

(b)    Definitional Restrictions. Notwithstanding anything in this Agreement to the contrary, to the extent that any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code (“Non-Exempt Deferred Compensation”) would otherwise be payable or distributable hereunder by reason of the Member’s termination of service, such Non-Exempt Deferred Compensation will not be payable or distributable to the Member unless the circumstances giving rise to such termination of service meet any description or definition of “separation from service” in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition). This provision does not prohibit the vesting of any Non-Exempt Deferred Compensation upon a termination of service, however defined. If this provision prevents the payment or distribution of any Non-Exempt Deferred Compensation, such payment shall be made on the date on which an event occurs that constitutes a Section 409A-compliant “separation from service”.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.

FIRST BANK

Scott C. Harvard
Chief Executive Officer

MEMBER

By:

Name:

[Signature Page to Advisory Board Member Agreement]